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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-144206

Prospectus Supplement
(To Prospectus dated July 16, 2007)

3,400,000 Shares

TBS International Limited

Class A Common Shares

We are offering 2,000,000 Class A common shares and the selling shareholders identified in this prospectus supplement are offering an additional 1,400,000 Class A common shares. We will not receive any of the proceeds from the sale of Class A common shares by the selling shareholders. Our Class A common shares are listed on the Nasdaq Global Select Market under the symbol "TBSI." The last reported sale price of our Class A common shares on the Nasdaq Global Select Market on May 21, 2008 was $52.35 per share.

Investing in our Class A common shares involves risks. See "Risk Factors" beginning on page S-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$51.000	$173,400,000
Underwriting Discounts and Commissions	$2.805	$9,537,000
Proceeds to Us, Before Expenses	$48.195	$96,390,000
Proceeds to Selling Shareholders, Before Expenses	$48.195	$67,473,000

Delivery of the Class A common shares is expected to be made on or about May 28, 2008. We have granted the underwriters an option to purchase up to 510,000 additional Class A common shares on the same terms and conditions set forth above. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Jefferies & Company	Banc of America Securities LLC

Dahlman Rose & Company

Prospectus Supplement dated May 21, 2008.

TAYRONA PRINCESS
Customer-manufactured yachts carried on deck.

Multipurpose tweendecker carrying industrial equipment.

Pipes and beams stowed under deck of multipurpose vessel.

Prospectus Supplement

Where You Can Find More Information	ii
Forward-Looking Statements	iv
Prospectus Supplement Summary	S-1
Risk Factors	S-10
Use of Proceeds	S-23
Capitalization	S-24
Selected Consolidated Historical Financial Data	S-25
Management's Discussion and Analysis of Financial Condition and Results of Operations	S-28
Business	S-62
Management	S-78
Selling Shareholders	S-81
Description of Share Capital	S-83
Material U.S. Income Tax Consequences to U.S. Shareholders	S-87
Underwriting	S-90
Notice to Investors	S-94
Legal Matters	S-97
Experts	S-97

Prospectus

About This Prospectus	1
Where You Can Find More Information	1
Our Company	3
Consolidated Ratio of Earnings to Fixed Charges	5
Use of Proceeds	5
General Description of Securities that We May Sell	5
Description of the Debt Securities	6
Description of Share Capital	12
Description of Depositary Shares	15
Description of Warrants	16
Selling Shareholders	16
Plan of Distribution	18
Legal Matters	19
Experts	19

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we may provide to you. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that information contained in or incorporated by reference into this prospectus supplement and the

i

accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Consent under the Exchange Control Act 1972 of Bermuda (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our securities to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Global Select Market. This prospectus supplement and the accompanying prospectus may be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus supplement and the accompanying prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus supplement and the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC's Internet site at http://www.sec.gov. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Class A common shares are listed and traded on the Nasdaq Global Select Market. You may read the information we file with the SEC at the Nasdaq's offices. For further information on obtaining copies of our public filings at the Nasdaq Global Select Market, you should call (212) 401-8700. Information about us, including our SEC filings, is also available at our Internet site at http://www.tbsship.com. The information on our Internet site is not a part of this prospectus supplement or the accompanying prospectus.

        The SEC allows us to "incorporate by reference" in this prospectus supplement and the accompanying prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference in this prospectus supplement and the accompanying prospectus the documents listed below and any future filings that we may make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus supplement; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

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  the Annual Report of TBS International Limited on Form 10-K for the year ended December 31, 2007;

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  the Quarterly Report of TBS International Limited on Form 10-Q for the quarterly period ended March 31, 2008;

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  the Registration Statement of TBS International Limited on Form 8-A filed on June 21, 2005;

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  the Current Report of TBS International Limited on Form 8-K filed on January 23, 2008;

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  the Current Report of TBS International Limited on Form 8-K filed on March 6, 2008;

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  the Current Report of TBS International Limited on Form 8-K filed on March 31, 2008;

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  the information set forth under the headings "Director Compensation," "Executive Compensation," "Share Ownership" and "Certain Relationships and Related Transactions" in our definitive Proxy Statement filed on April 29, 2008; and

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  the Current Report of TBS International Limited on Form 8-K filed on May 12, 2008.

        You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus supplement and the accompanying prospectus, excluding certain exhibits to the documents, at no cost to you by writing or telephoning us at the following address:

      TBS International Limited
      Commerce Building
      Chancery Lane
      Hamilton, HM 12, Bermuda
      (441) 295-9230

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, the information concerning our possible or assumed future results of operations, our newbuilding plan, our accelerated drydocking program, business strategies, financing plans, competitive position, potential growth opportunities and the effects of future regulation and competition.

        Generally, you can identify these statements because they use words like "anticipates," "believes," "estimates," "expects," "future," "intends," "plans," "projected" and similar terms. These statements appear throughout this prospectus supplement, including in the sections entitled "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements are only our current expectations. They are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus supplement, in the documents incorporated by reference into this prospectus supplement and in the accompanying prospectus and other unforeseen risks, including:

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  changes in demand for our services;

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  changes in the typical seasonal variations in charter rates;

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  a material decline or prolonged weakness in rates in the shipping market;

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  changes in trading patterns significantly affecting overall vessel tonnage requirements;

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  increases in the cost of our drydocking program or delays in our anticipated drydocking schedule;

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  increases in costs, including changes in production of or demand for oil and petroleum products, crew wages, insurance, provisions, repairs and maintenance, generally or in particular regions;

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  changes in the condition of our vessels or applicable maintenance or regulatory standards, which may affect our anticipated drydocking or maintenance and repair costs;

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  changes in rules and regulations applicable to the shipping industry, including legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries;

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  actions taken by regulatory authorities;

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  changes in general domestic and international political conditions;

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  China Communications Construction Company Ltd./Nantong Yahua Shipbuilding Co., Ltd.'s ability to complete and deliver the vessels on the anticipated schedule and the ability of the parties to satisfy the conditions in the tweendecker shipbuilding agreements; and

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  other factors that we describe in the "Risk Factors" section of this prospectus supplement and our Form 10-K incorporated herein by reference.

        You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this prospectus supplement, except as otherwise required by law.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common shares. We urge you to read this entire prospectus supplement carefully, including the accompanying prospectus and the documents incorporated by reference, including the risk factors and our consolidated financial statements and the notes to those statements. The terms "we," "our" and "us" refer to TBS International Limited and its consolidated subsidiaries. We use the term "International" when we wish to refer only to the holding company that is the issuer of the shares and not to TBS International Limited and its consolidated subsidiaries.

Overview

        We are an ocean transportation services company that offers worldwide shipping solutions to a diverse client base of industrial shippers. We offer liner, parcel, bulk and charter services supported by a fleet of multipurpose tweendeckers and handysize and handymax bulk carriers. Over the past 15 years, we have developed our franchise around key trade routes between Latin America and Japan, South Korea and China, as well as ports in North America, Africa, the Caribbean, the Mediterranean and the Middle East. In addition to providing frequent, regularly scheduled voyages within our shipping network, we offer additional services such as cargo scheduling, loading and discharge that offer a fully integrated shipping solution to our customers. Our fleet currently totals 42 vessels, including 23 tweendeck vessels and 19 dry bulk vessels. For the three months ended March 31, 2008, we carried 2.0 million revenue tons of cargo, operated 93 voyages and generated total revenue and net income of $131.6 million and $45.4 million, respectively. For the three months ended March 31, 2007, we carried 1.5 million revenue tons of cargo, operated 59 voyages and generated total revenue and net income of $70.3 million and $14.4 million, respectively. Since January 1, 2008, we have entered into agreements to purchase two second-hand bulk carriers to be delivered in June 2008.

        We target niche markets, which include trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. In order to effectively serve these markets, we offer regularly scheduled voyages using our fleet of multipurpose tweendeckers and handysize and handymax dry bulk carriers. Tweendeck vessels are differentiated by their retractable decks that can create separate holds, facilitating the transportation of non-containerized cargoes. Our vessels are able to navigate and service many ports with restrictions on vessel size and transport the many types of cargo that cannot be carried efficiently by container or large dry bulk carriers. The flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, salt, sugar, grain, chemicals, industrial goods, aggregates and general cargo.

        As part of our comprehensive ocean transportation service offering, we provide portside and inland logistics, related support services and solutions for challenging cargoes. To provide these services, we employ a professional staff of approximately 130 employees, with extensive experience and diverse backgrounds. In addition, our affiliate, TBS Commercial Group Ltd., has fully staffed agencies and representative offices on five continents, with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs. We believe this full-service approach to shipping provides a superior level of service that has resulted in the development of long-term relationships with our customers.

        Our customers rely on our regular service as an integral part of their supply chain, and many of these relationships have been established for over ten years. We serve approximately 300 customers in 15 countries. We have developed long-term relationships with established and well-respected industrial shippers in diverse markets including mining, steel manufacturing, trading, heavy industry, industrial equipment and construction. We believe our business model allows us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution. Our ocean transportation services focus on Asia and Latin America. Based on increasing customer demand, we have extended our business model into several new markets, including North America, the Middle East, the Mediterranean and Africa. We currently operate our vessels on six principal liner, parcel and bulk services:

Service	Routes	Cargoes
TBS Pacific Service	Eastbound: Japan, South Korea and China to the West, North and East Coasts of South America	Steel products, project cargo and general cargo
	Westbound: Peru and Chile to East Asia	Minerals, metals and fertilizer
TBS Latin America Service	Northbound: Brazil to Colombia, Venezuela, Caribbean basin and the West Coast of South America	Steel products, project cargo and general cargo
	Southbound: Colombia and Venezuela to Brazil and Argentina	Coal and petroleum coke
TBS North America Service	North America to the Caribbean basin, Brazil and Argentina	Fertilizer and agricultural products
TBS Middle East Carriers	Middle East region, including ports in the United Arab Emirates, Qatar and Kuwait	Bulk aggregates
TBS Mediterranean Service	Brazil and Argentina to ports in the Mediterranean	Steel products, project cargo and general cargo
TBS Ocean Carriers	Brazil to the West Coast of Africa	Bulk sugar and salt

        In addition to our liner, parcel and bulk services, we offer short- and long-term time charter services. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes. These contractual arrangements make the carrying capacity of entire vessels available to our customers at a flat per-day rate. As a complementary offering, in conjunction with our time charter services, we also offer complete voyage management services.

  Newbuilding Program

        In 2007, we entered into purchase agreements to build six newly designed multipurpose tweendeck vessels in China at a purchase price of $35.4 million per vessel. We expect two vessels to be delivered in 2009 and four vessels to be delivered in 2010. The vessels will be a new class of larger, multipurpose tweendecker with box-shaped holds, open hatches and fully-retractable hydraulic tweendecks. Each ship will be geared with 35 and 40 ton cranes and will have a modern fuel-efficient engine expected to allow the vessel to operate at 15 knots. The ships were designed with our participation to optimize cargo transportation and meet customer requirements. China Communications Construction Company Ltd. is overseeing construction of the vessels and Nantong Yahua Shipbuilding Co, Ltd. is constructing the vessels. We expect these vessels to increase our operational flexibility and improve efficiency, enabling us to better service our clients.

  Fleet Update

        As of March 31, 2008, our controlled fleet totaled 42 vessels, including 40 ships that we own and two that we charter in with an option to purchase. We continue to expand our fleet as our customer demand increases. During the first quarter of 2008, we accepted delivery of six vessels: the Ypermachos, renamed Zuni Princess, on January 29, 2008; the Gebe Oldendorff, renamed Oneida Princess, on February 11, 2008; the African Sanderling, renamed Hopi Princess, on February 15, 2008; the Diasozousa, renamed Mohave Maiden, on February 19, 2008; the Frijsenborg, renamed Caribe Maiden, on March 11, 2008; and the Wedellsborg, renamed Ottawa Princess, on March 25, 2008. In connection with the delivery of these vessels, we paid a total of $133.6 million, less deposits previously made. We funded these acquisitions with bank borrowings and cash from operations. On February 19, 2008 and April 18, 2008, we also entered into agreements to purchase additional bulk carriers. After giving effect to these deliveries, our fleet will consist of 44 vessels of approximately 1.3 million deadweight tons, or dwt.

  Drydock Update

        We strive to maintain and upgrade our vessels to the highest standards. Because the vessels in our fleet have an average age of 22 years, we accelerated the timing of steel renewals and reinforcements on many of the vessels scheduled for drydocking in 2007 and 2008. The table below summarizes our recent drydocking schedule and our projected drydocking schedule:

Period	Number of Vessels Entering Drydock During Quarter	Drydocking Days
First Quarter 2007	7	212
Second Quarter 2007	7	350
Third Quarter 2007	5	261
Fourth Quarter 2007	4	221
First Quarter 2008	4	147
Second Quarter 2008 (projected)	5	185
Third Quarter 2008 (projected)	3	98
Fourth Quarter 2008 (projected)	4	115

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

Our Competitive Strengths

        Established Presence Serving Niche Markets.    Over the past 15 years, we have developed a major presence in selected markets, serving trade routes between Latin America and Japan, South Korea and China, as well as ports in North America, the Middle East, the Mediterranean, Africa and the Caribbean. Within these routes, we have concentrated on serving customers, cargoes and ports that are not efficiently served by container ships or large dry bulk carriers.

        Unique, Full-Service Approach to Ocean Transportation.    Many of our customers consider us their partners in managing their ocean transportation shipping needs. In addition to ocean transportation, we provide a range of complementary services, including flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels, that provide our customers with a reliable door-to-door solution for their transportation needs. We have developed local teams of commercial agents and port captains who meet regularly with our clients so that we may more effectively meet their supply chain needs.

        Expertise with Vessel Types Suited to Meet our Customers' Needs.    We have assembled a versatile fleet consisting of multipurpose tweendeckers and handysize and handymax bulk carriers that are well configured to serve our targeted markets. We believe our multipurpose tweendeckers are ideally suited to transporting multiple cargoes on our liner and parcel services, as the existence of a retractable mezzanine deck, or tweendeck, allows us to carry different volumes of various cargoes. Our dry bulk carriers are suited to serve ports where the draft, length and beam of vessels are restricted and carry loads that do not require the capacity of larger vessels.

        Demonstrated Track Record of Expansion.    From our initial platform of serving Asia and Latin America, we have executed on our growth strategy such that today we also serve markets in North America, the Middle East, Africa, the Mediterranean and the Caribbean. Before launching a new product or service, we test demand with individual voyages serving markets that we believe will benefit from our fleet capabilities and full-service approach.

        Experienced Management Team Focused on Customer Service.    The day-to-day operation of a global ocean transportation services company requires close coordination among customers, land-based transportation providers and port authorities and personnel around the world. Our operation depends on management experience and expertise in matters ranging from vessel acquisition strategy to oversight of cargo loading and stowage. Joseph E. Royce, our Chief Executive Officer, and Gregg L. McNelis, our Chief Operating Officer, have over 70 combined years of experience in the shipping industry.

        Balance Sheet and Liquidity that Supports Continued Growth.    We believe that our current leverage and available capacity under our credit facilities provide us with the resources to continue our growth plan and increase our service offerings to our customers. Our policy of retaining cash flow for reinvestment also provides us access to capital and increased flexibility to make acquisitions.

Our Business Strategy

        Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

        Focus on Increasing Cargo Volumes on Our Key Routes.    We intend to increase cargo volumes on our key Pacific and Latin American trade routes. By adding additional vessels and sailings to the markets we already serve, we believe we will be able to provide more regular service to our clients, which we expect will allow us to capture a larger share of their shipping needs, and gain new clients.

        Develop New Trade Routes.    We intend to continue developing new trade routes, such as our Brazil-Nigeria route, and liner and parcel services, such as our Mediterranean and Middle East services. Our agents and port captains work closely with our clients, as well as potential clients, to identify additional services that we can provide. We target routes that share the characteristics of our established routes and appear suited to our fleet and our full-service approach.

        Expand Our Fleet of Focused Vessel Types.    We expect to acquire additional handysize and handymax bulk carriers in the secondhand market, subject to availability and market price considerations. We expect to expand our fleet of multipurpose tweendeckers primarily through our recently announced newbuilding program.

        Focus on Customer Relationships.    We strive to develop long-term relationships as a key business partner with our customers by providing reliable ocean transportation services and consistently meeting or exceeding expectations. By developing strong customer relationships, we intend to capture an increasing share of our customers' seaborne cargo transportation and add new customers to our customer base.

        Continue to Provide Reliable Transportation Services.    By providing reliable service, we strive to enable leading industrial, construction, trading and mining companies to transport efficient amounts of cargo and schedule production volumes to maintain and enhance supply chain and inventory management on a global scale.

Our Fleet and Operations Management

        Three service companies provide substantially all of the operations, ship maintenance, supervision of crewing, technical support, purchasing, insurance, financial management services and commercial agent networks necessary to support our fleet and operate our business.

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  Our wholly owned subsidiary, TBS Shipping Services Inc., coordinates services to our customers, integrates the activities of our commercial agency network, oversees our charter activities, administers our ships' voyages and provides financial and accounting services.

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  Our wholly owned subsidiary, Roymar Ship Management, Inc., manages the vessels in our owned fleet and provides experienced technical management staff and a full range of vessel maintenance capabilities.

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  Our affiliates, TBS Commercial Group and Beacon Holdings Ltd., have an established network of long-term commercial and operational relationships with local commercial agency service companies in 15 countries, with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs.

        These three companies together employ approximately 270 experienced professionals who meet regularly with shippers and consignees to market our services in more than 15 countries and address the needs and concerns of our customers.

The Offering

Class A common shares offered by us (excluding option to purchase additional shares)	2,000,000 shares
Class A common shares offered by the selling shareholders	1,400,000 shares
Class A common shares issued and outstanding after the offering	17,462,996 shares (17,972,996 if the underwriters' option to purchase additional shares is exercised in full)
Common shares to be issued and outstanding after this offering	29,853,457 common shares (30,363,457 if the underwriters' option to purchase additional shares is exercised in full)
Use of proceeds
We plan to use the net proceeds of the offering for general corporate purposes, including the acquisition of secondhand vessels, the acquisition or construction of newbuild vessels, repayment of debt and additions to working capital or capital expenditures. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.
Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional 510,000 Class A common shares.
Nasdaq Global Select Market symbol	"TBSI"

        We expect that after the offering there will be 17,462,996 Class A common shares and 12,390,461 Class B common shares issued and outstanding. Unless we specifically state otherwise, the information contained in this prospectus supplement:

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  assumes that the underwriters will not exercise the option to purchase additional shares granted to them by us;

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  assumes that in anticipation of the offering, the selling shareholders will convert 1,014,000 of their Class B common shares into 1,014,000 Class A common shares;

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  excludes 1,776,500 Class A common shares reserved for future issuance under our equity incentive plan and 1,300,000 Class A common shares reserved for future issuance under our employee stock purchase plan; and

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  excludes 309,667 common shares issuable on the exercise of warrants, which amount is subject to change based on the number of shares sold by us in this offering.

Summary Consolidated Financial and Operating Data

        The following tables set forth summary consolidated financial and operating data. You should read the summary financial data presented below in conjunction with our consolidated financial statements and the notes to our consolidated financial statements incorporated by reference into this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The summary consolidated financial data presented below as of December 31, 2005, 2006 and 2007, and for each of the fiscal years then ended, have been derived from our audited consolidated financial statements. The summary consolidated financial data presented below as of March 31, 2008, and for the three months ended March 31, 2007 and 2008, have been derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for other future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(in thousands, except for share and per share amounts)
Revenue
Voyage revenue	$175,596	$189,012	$264,193	$51,939	$98,160
Time charter revenue	71,456	63,114	88,365	18,069	32,726
Other revenue	979	1,460	3,047	318	690

Total revenue	248,031	253,586	355,605	70,326	131,576

Operating expenses
Voyage	75,291	83,254	92,482	19,181	32,418
Vessel	68,711	63,205	85,958	17,557	23,434
Depreciation and amortization of vessels and other fixed assets(1)	19,537	29,867	36,022	8,414	13,493
Management fees	2,624	—	—	—	—
General and administrative	17,618	27,256	38,703	7,180	11,767
Loss (gain) from sale of vessels(2)	—	(2,180)	814	779	—

Total operating expenses	183,781	201,402	253,979	53,111	81,112

Income from operations	64,250	52,184	101,626	17,215	50,464

Other (expenses) and income
Interest expense	(9,346)	(11,577)	(10,394)	(2,772)	(3,437)
Interest and other income	752	1,810	983	(39)	669
Loss on early extinguishment of debt(3)	—	(3,357)	—	—	(2,318)
Gain on sale and insurance recovery of vessel(4)	—	—	6,034	—	—

Total other (expenses) and income	(8,594)	(13,124)	(3,377)	(2,811)	(5,086)

Net income	55,656	39,060	98,249	14,404	45,378
Amount allocated to participating preferred shareholders	(5,706)	—	—	—	—

Net income available for common shareholders	$49,950	$39,060	$98,249	$14,404	$45,378

Net income per common share
Basic	$2.28	$1.40	$3.51	$0.51	$1.62
Diluted	$2.05	$1.39	$3.50	$0.51	$1.62
Weighted average common shares issued and outstanding
Basic	21,870,160	27,998,843	28,029,340	28,013,310	28,044,310
Diluted(5)	24,310,909	28,088,310	28,066,736	28,035,881	28,080,071

	December 31,			March 31,
	2005	2006	2007	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$27,158	$12,007	$30,498	23,236	54,867
Working capital (deficit)	(866)	(3,816)	1,744	4,809	(4,037)
Total assets	344,671	403,091	559,113	396,441	757,258
Long-term debt, including current portion	105,737	125,804	180,166	116,022	336,750
Obligations under capital leases, including current portion	24,703	21,355	—	4,209	—
Total shareholders' equity	184,207	223,604	319,563	238,066	362,060

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
Other Operating Data:
Controlled vessels (at end of period)(6)	31	34	36	33	42
Chartered vessels (at end of period)(7)	6	1	1	4	1
Voyage days(8)	10,885	12,119	11,868	2,892	3,405
Vessel days(9)	11,264	12,701	13,236	3,186	3,739
Tons of cargo shipped(10)	3,170	4,368	6,621	1,502	2,044
Revenue per ton(11)	$55.39	$43.27	$39.90	$34.58	$48.02
Tons of cargo shipped, excluding aggregates(10)(12)	3,092	3,227	3,447	841	994
Revenue per ton, excluding aggregates(12)	$56.58	$55.25	$69.52	$55.19	$86.32
Chartered-out days	4,257	4,301	3,659	994	1,030
Chartered-out rate per day	$16,785	$14,674	$24,150	$18,178	$31,773

(1)
Depreciation and amortization expense, beginning on January 1, 2005, was computed on the basis of 30-year useful lives for our vessels. The estimated useful life reflects a change in the industry's expected commercial life of a vessel, as demonstrated by the strong market prices realized on older vessels.

(2)
The 2006 and 2007 loss (gain) on sale of vessels represent the gain on the sale of the Dakota Belle of $2.2 million and the loss on the sale of the Maya Princess of $0.8 million.

(3)
In 2006, the loss on early extinguishment of debt represents the write-off of unamortized debt finance costs of $1.3 million and the payment of loan prepayment fees of $2.1 million when we repaid most of our then existing credit facilities in July 2006 with our $140.0 million syndicated credit facility. The $2.3 million loss on extinguishment of debt in 2008 was due to the write-off of unamortized deferred financing costs in connection with the March 2008 refinancing of our Bank of America syndicated credit facility.

(4)
For 2007, we had a gain on the sale and insurance recovery of the Huron Maiden. The vessel was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia on March 9, 2007. On April 4, 2007, the vessel was declared a constructive total loss. Accordingly, we received a net amount of $8.0 million from our Hull & Machinery/Increased Value insurances after a scrap value credit of $2.0 million. We retained the proceeds on the sale of the vessel for scrap, which was sold and delivered to the buyer on May 4, 2007 for $2.8 million. After expenses in connection with the accident and the sale of the vessel of approximately $1.2 million we realized a gain on the casualty and sale of the vessel of approximately $6.0 million.

(5)
Diluted weighted average common shares outstanding for 2005 includes 2,387,497 weighted average common shares issuable under the exercise of warrants and 53,252 weighted average common shares relating to the restricted Class A common shares granted to our chief financial officer and to our independent directors at the time of our initial public offering. Diluted weighted average common shares outstanding for 2006 and 2007 include 89,467 and 37,396 weighted average common shares, respectively, relating to the restricted Class A common shares granted to our employees and independent directors.

(6)
Controlled vessels are vessels that we own or charter-in with an option to purchase. As of March 31, 2008, two vessels in our controlled fleet were chartered-in with an option to purchase.

(7)
Represents both vessels that we charter-in under short-term charters (less than one year at the start of the charter) and charter-in of vessels under long-term charters without an option to purchase.

(8)
Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(9)
Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(10)
In thousands.

(11)
Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(12)
Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We regularly carried aggregates in all years except 2005 when we temporarily suspended the transport of aggregates. We believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

RISK FACTORS

        The following risk factors and other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus should be carefully considered before you decide to purchase our Class A common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our Class A common shares could decline.

Risk Factors Relating to the Shipping Industry

Costs and revenues in the shipping industry are volatile.

        The shipping industry historically has experienced volatility in freight rates, the cost of fuel oil, the cost and availability of crew, port charges and currency exchange rates, as well as in vessel charter rates and values, due to changes in the level and pattern of global economic activity and the highly competitive nature of the world shipping industry. Changes to marine regulatory regimes in the ports at which our vessels call also may increase our costs. Our revenue is influenced by a number of factors that are difficult to predict with certainty, including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, port congestion, canal closures, political developments, and armed conflicts, acts of terrorism, embargoes and strikes. Demand for our transportation services is influenced by the demand for the goods we ship, including fertilizers, metal concentrates, steel products, aggregates and agricultural commodities, which in turn is affected by general economic conditions, commodity prices and competition. Steel products, agricultural commodities, metal concentrates and aggregates accounted for approximately 34.8%, 17.4%, 14.9% and 9.3%, respectively, of our total voyage revenues in 2007. A decrease in demand for these products could adversely affect our results of operations.

Our business depends to a significant degree on the stability and continued growth of the Asian economies.

        Freight rates for drybulk transport, whether computed on a spot or period basis, are currently at or near all-time highs as compared to prior years, as are prices for both new and secondhand vessels. The strength of the shipping industry in the past several years has been attributable, to a significant degree, to the rapid growth of the Chinese economy. Economic growth in China has caused unprecedented demand for raw materials from Latin America, including iron ore, bauxite, soybeans, timber, zinc, manganese and copper. These raw materials generally are transported by ocean freight. The growth of the Chinese economy has stimulated growth in other Asian economies as well. The increased demands for trans-Pacific ocean freight have resulted in increased ocean freight shipping rates, charter rates and vessel values across the globe. Any pronounced slowdown or decline in the Chinese economy could be expected to have significant adverse effects on the economies of Latin American and Asian countries and on the demand for our services and could be expected to result in further declines in freight rates and the value of our vessels. We expect that a significant decline in the Asian economies would have a materially adverse effect on our results of operations.

High or volatile oil prices could adversely affect the global economy and our results of operations.

        As oil prices continue to rise over time, or experience periods of prolonged volatility, the global economy could weaken significantly. Global recession or depression would significantly reduce the demand for ocean freight while our fuel costs would be increasing. A significant reduction in the demand for ocean freight would have a material and adverse impact on our results of operations and financial condition.

In the highly competitive international shipping market, we may not be able to compete with new entrants or established companies with greater resources.

        We employ our vessels in highly competitive markets that are capital-intensive and highly fragmented. Competition arises primarily from other vessel owners, many of whom have substantially greater resources than we have. Competition for the transportation of cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators. Due in part to the highly fragmented market, competitors with greater resources could enter our market and operate larger fleets through consolidation or acquisitions and may be able to offer lower rates and higher quality vessels than we are able to offer.

Worldwide increases in shipping capacity may reduce shipping rates, which could adversely affect our results of operations.

        The worldwide supply of shipping capacity is influenced by the number of newbuilding deliveries, the scrapping of older vessels, vessel casualties and the number of vessels that are out of service. The market supply of shipping capacity has been increasing, and the number of newbuilding projects are at or near historic highs. These newbuildings were delivered in significant numbers starting in 2006 and 2007, and we expect continued newbuilding deliveries in 2008 through 2010. An over-supply of shipping capacity may result in a reduction of shipping rates, which may adversely affect the profitability of our shipping services.

Failure to comply with international safety regulations could subject us to increased liability, adversely affect our insurance coverage and result in a denial of access to, or detention in, certain ports.

        The operation of our vessels is affected by the requirements of the International Maritime Organization's International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Any failure to comply with the ISM Code could subject us to increased liability, could invalidate existing insurance or decrease available insurance coverage for the affected vessels and could result in a denial of access to or detention in certain ports, all of which could materially and adversely affect our results of operations and liquidity.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

        The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.

Compliance with environmental and other laws and regulations could adversely affect our business.

        Extensive and changing environmental protection and other laws and regulations directly affect the operation of our vessels. These laws and regulations take the form of international conventions and agreements, including the International Maritime Organization, or IMO, conventions and regulations and the International Convention for the Safety of Life at Sea, or SOLAS, which are applicable to all internationally trading vessels, and national, state and local laws and regulations, all of which are amended frequently. Under these laws and regulations, various governmental and quasi-governmental agencies and other regulatory authorities may require us to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. Changes in governmental regulations and safety or other equipment standards may require unbudgeted expenditures for alterations, special surveys, drydocking or the addition of new equipment for our vessels. Port authorities in various jurisdictions may demand that repairs be made before allowing a vessel to sail, even though that vessel may be certified as "in class" and in compliance with all relevant maritime conventions. Compliance with these laws and regulations may require significant expenditures, including expenses for ship modifications and changes in operating procedures or penalties for failure to comply with these laws and regulations, which could adversely affect our results of operations.

        Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility. Protection and indemnity associations, or P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance. Any inability on our part to continue to comply with these Coast Guard regulations would have a material adverse effect on our results of operations.

        Port State authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS. Vessels under certain flags are more likely to be subject to inspections by the Coast Guard. Additional expenses may be incurred for unscheduled repairs mandated by port state authorities.

        The IMO has adopted regulations that are designed to reduce oil pollution in international waters, and on April 4, 2008, the IMO's Marine Environmental Protection Committee approved new standards designed to reduce vessel particulate matter and sulfur oxide emissions. In complying with OPA 90 and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted that could have a material adverse effect on our results of operations.

        In the United States and in other countries where we operate, we are subject to various federal, state or local environmental laws, ordinances and regulations and may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances, such as a discharge of fuel. We also may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility. Liability under these laws has been interpreted to be strict, joint and several, and subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from such releases could be substantial and could adversely affect our results of operations.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance.

        The operation of any oceangoing vessel carries with it an inherent risk of marine disaster, environmental mishaps and collision or property losses. In the course of operating a vessel, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political developments, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs. We transport bulk cargoes such as fertilizer, salt and coal which, if not transported properly, could pose a risk to our vessels and to the environment. We cannot assure you that any insurance we maintain would be sufficient to cover the cost of damages or the loss of income resulting from a vessel being removed from operation or that any insurance claims would be paid or that insurance will be obtainable at reasonable rates in the future. Any significant loss or liability for which we are not insured, or for which our insurers fail to pay us, could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Risk associated with the shipping industry could affect our business and reputation, which could adversely affect our results of operations and share price.

        As mentioned above, the operation of ocean going vessels carries inherent risk of marine disaster and environmental mishaps. The involvement of our vessels in a marine disaster and environmental mishaps will harm our reputation as a safe and reliable vessel owner and operator and could have a material adverse effect on our financial condition and results of operations and adversely affect our share price.

Marine claimants could arrest our vessels, which could damage our on-time performance reputation and result in a loss of cash flow.

        Under general maritime law in many jurisdictions, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagors, suppliers of fuel, materials, goods and services to a vessel and shippers and consignees of cargo may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many circumstances, a maritime lien holder may bring an action to enforce its lien by "arresting" a vessel. In some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest not only the vessel subject to the claimant's maritime lien, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. The arrest of one or more of our vessels could result in a loss of cash flow or require us to pay substantial amounts to have the arrest lifted. Any interruption in our sailing schedule and our on-time performance could adversely affect our customer relationships.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

        A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our cash flows and results of operations.

Risks Factors Relating to Our Business

Our competitive advantage in niche markets may be eliminated.

        Our fleet primarily consists of vessels suited to niche markets not efficiently served by container ships or large dry bulk vessels. If the markets in which we successfully compete upgrade their port infrastructure to accommodate larger vessels, or if the volume of cargo shipped from these markets increases sufficiently, container ships or large dry bulk vessels would be able to serve these markets more efficiently. Because operators of container ships and large dry bulk vessels have significantly lower costs per cargo ton than we do, their entry into our markets could result in increased price competition and affect our ability to maintain our rates. Our future operating results could be adversely affected if we are unable to identify and efficiently serve new niche markets in the face of more effective competition in our current markets.

We depend upon a limited number of customers for a large part of our revenue.

        Our top ten customers by revenue accounted for approximately 37.6% of our consolidated revenue in 2007. No customer accounted for more than 10% of revenue, except for Dangote Industries Limited, which accounted for approximately 13.4% of our revenue. If any of these customers were to significantly reduce the amount of cargoes shipped using our vessels, our results of operations could be adversely affected.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

        In general, the costs to maintain an oceangoing vessel in good operating condition increase with the age of the vessel. As of March 31, 2008, the average age of the 42 vessels in our controlled fleet was 22 years. We estimate that the economic useful life of most multipurpose tweendeckers and handymax bulk carriers is approximately 30 years, depending on market conditions, the type of cargo being carried and the level of maintenance. Some of our dry bulk carriers are used to transport products such as coal, salt or fertilizer that may damage our vessels and reduce their useful lives, if we do not follow specified maintenance and cleaning routines. Older vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel. Governmental regulations and safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that we will be able to operate our vessels profitably during the remainder of their projected useful lives or that we will be able to sell them profitably when we no longer can utilize them in our fleet.

We are subject to regulation and liability under environmental laws that could require significant expenditures and adversely affect our financial condition, results of operations and cash flows.

        Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted, which could limit our ability to do business, cause us to incur the costs of retrofitting our vessels or result in financial penalties, thereby adversely affecting our financial condition, results of operations and cash flows.

        We also are affected by the recently adopted requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Noncompliance with the ISM Code may subject shipowners or bareboat charterers to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Our owned vessels and Roymar, the technical manager for our vessels, are ISM Code certified. However, we cannot assure you that such certification will be maintained indefinitely.

        We are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate, have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest. We cannot assure you that any failure to comply with these requirements would not have a material adverse effect on our results of operations.

Vessel drydockings could adversely affect our operations.

        We anticipate that we will have an average of approximately 17 vessels per year drydocked, based on our current controlled fleet of 42 vessels and the requirement to drydock each vessel twice during a five-year cycle. During 2008, we expect 16 vessels to enter drydock. In addition, we will need to reposition our vessels or charter-in outside vessels to accommodate our drydocking schedule and business needs. Approximately 16 of our vessels regularly trade in the Atlantic and Middle East region; consequently, drydocking our vessels in Chinese shipyards requires complex logistics planning. We are investigating the possibility of drydocking at shipyards closer to where our vessels trade. The loss of earnings while the vessel is being drydocked, as well as the repositioning of our vessels in response to the drydocking and the actual costs of the drydocking and possible charter-in expense in response to the drydocking, could have a material adverse effect on our cash flows and results of operations.

Our vessels may suffer damage and we may need to unexpectedly drydock a vessel, which could adversely affect our operations.

        If a vessel suffers damage, it may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while the vessel is being repaired and the repositioning of our vessels in response to the unexpected drydocking, as well as the actual costs of the repairs, would have a material adverse effect on our cash flows and results of operations. We may not have insurance that is sufficient to cover all of these costs or losses.

Construction delays, mechanical faults or cost increases could affect our ability to replace aging vessels or grow.

        We depend on China Communications Construction Company and Nantong Yahua Shipbuilding Co. to construct and deliver the new multipurpose tweendeckers that we contracted to purchase on a timely basis and in good working order. The complicated nature of building these kinds of vessels involves risks. We have experienced delays, and may experience further delays or incur additional costs in connection with the completion of our Newbuilding program. Delays, mechanical faults or cost increases in vessel construction may affect our ability to increase cargo volumes on key routes or to win new customers and could necessitate unscheduled drydocks and repairs of vessels. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new vessels. Construction delays, mechanical faults or cost increases in new vessels could have a material adverse effect on our ability to replace aging vessels, our ability to grow, our cash flows and our results of operations.

There are few multipurpose tweendeckers available for purchase or hire at favorable rates.

        Our current business strategy includes growing through the acquisition of additional multipurpose tweendeckers. We believe that only a limited number of vessels of this type have been built in the last 20 years, and suitable vessels are not regularly available for purchase. We must devote significant time and resources to identifying and inspecting suitable vessels. We cannot assure you that we will identify and acquire a sufficient quantity of vessels to maintain our fleet at its current size or support our growth strategy, or that we will be able to acquire or build suitable vessels at favorable prices or in a timely manner.

There are risks associated with the purchase and operation of secondhand vessels.

        Part of our current business strategy involves growing through the purchase of secondhand vessels. Secondhand vessels generally carry no warranties from the sellers or manufacturers. Although we inspect secondhand vessels prior to purchase, an inspection normally would not provide us with the same knowledge about their condition that we would have if they had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and that may require us to undertake costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels were being repaired and repositioned, as well as the actual cost of those repairs, would decrease our income from operations. We may not have insurance that is sufficient to cover all of these costs or losses and may have to pay drydocking costs not covered by our insurance. Our future operating results could be adversely affected if some of the secondhand vessels do not perform as we expect.

The market value of vessels can and does fluctuate significantly.

        The market values of vessels is highly volatile and will continue to fluctuate depending on economic and market conditions affecting the shipping industry and prevailing charter hire rates, vessel supply and rates of vessel scrapping, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. The market price for secondhand vessels during the past few years have been at an all-time high, and we have had to pay more to acquire vessels than in prior years. If the market value of our fleet declines, we may not be able to obtain additional financing or incur debt on terms that are acceptable to us or at all in connection with future vessel acquisitions or obtain additional debt financing for other purposes. A sharp decline in vessel values could cause us to breach some of the covenants contained in the financing agreements relating to our current indebtedness. If we breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our controlled fleet. If the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, that decline would result in a loss that would adversely affect our operating results.

We may not be able to grow or to effectively manage our growth.

        A principal focus of our strategy is to continue to grow by increasing the number of vessels in our fleet and by taking advantage of changing market conditions, which may include increasing the frequency of service on routes we already operate or adding new routes and expanding into other regions. Our future growth will depend upon a number of factors, some of which we or our affiliated service companies, TBS Commercial Group and Beacon Holdings Ltd., can control and some of which we, TBS Commercial Group and Beacon Holdings Ltd. cannot control. These factors include our ability to:

  •
  identify vessels for acquisitions;

  •
  integrate any acquired vessels successfully with our existing operations;

  •
  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

  •
  identify additional new markets and trade routes;

  •
  recruit, train and retain the port captains and other local staff required for our affiliated service companies to provide the necessary level of service in any new or expanded markets;

  •
  improve our operating and financial systems and controls; and

  •
  obtain required financing for our new operations on acceptable terms.

        The failure to effectively identify, purchase, develop and integrate any newly acquired vessels could adversely affect our business, financial condition and results of operations. Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our service companies will need to hire suitable additional management and administrative personnel and our affiliated service companies will need to recruit and train port captains and other local staff necessary to meet the needs of our growing business. We cannot assure you that we will be able to hire suitable employees as we expand our business. If our operating and financial systems are not effective or we cannot recruit and retain suitable employees as we grow or our affiliated service companies cannot recruit and retain suitable employees, our future operations could be adversely affected.

We may be unable to pass along increased fuel costs to our customers.

        A majority of our revenue is derived from freight voyages for which we bear the fuel expense, in contrast to charters, for which the charter party bears the fuel expense. Fuel expense represented approximately 43% of our voyage expense for year ended December 31, 2007, compared to approximately 37% in 2005 and 45% in 2006. If we are unable to pass along increased fuel costs to our customers, high oil prices could adversely affect our results of operations.

Shortages of qualified crews, engineers and vessel captains could adversely affect our business.

        Newbuilding programs, including our own, have increased the demand for qualified crew, engineers and vessel captains to work on our vessels, and stringent certification standards required by national and international regulations, such as "Standards of Training, Certification and Watchkeeping for Seafarers," promulgated by the IMO, make it difficult to recruit qualified crewmembers. We use three unaffiliated manning agents, Aboitiz Jebsen Bulk Transport Corp., Intermodal Shipping, Inc., and Magsaysay Maritime Corp. to provide Filipino officers and non-officers to crew our vessels. If we are unable to recruit and retain enough crew, engineers or vessel captains with the appropriate skills, we may be unable to satisfy any increased demand for our shipping services, which could have an adverse effect on our business, financial condition and results of operations.

Rising crew costs may adversely affect our results of operations.

        Crew costs are a significant operating expense for our operations. Crewing costs have increased as wage levels have increased in non-U.S. markets and may continue to increase. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including the supply and demand for crew and the wages paid by other shipping companies. Any increase in crew costs may adversely affect our profitability.

We may have to pay tax on U.S. source income, which would reduce our earnings.

        Under the U.S. Internal Revenue Code, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. Our U.S. source shipping income will be subject to either a 4% U.S. federal income tax without allowance for any deductions or to a net basis tax, unless an exemption is available.

        We currently qualify for exemption under Section 883 of the Code, because International and its subsidiaries currently are incorporated in jurisdictions that satisfy the country of organization requirement and we satisfy the publicly traded test by virtue of International's Class A common shares being primarily traded on the Nasdaq Global Select Market. Further, the aggregate ownership of all non-qualified 5% shareholders is less than 50% of the total value of the Class A common shares. If at any time we fail to satisfy the publicly traded test and we were unable to qualify for another applicable exemption, our U.S. source shipping income would be subject to U.S. federal income tax, either under the gross tax or net tax regime, each of which is described above.

        Our ability to continue to qualify for the exemption depends on circumstances related to the ownership of our common shares that are beyond our control and on interpretations of existing regulations of the U.S. Treasury Department. In particular, if 50% or more of our Class A common shares are held by one or more non-qualified U.S. shareholders, each of whom owns 5% or more of the shares, the exemption would not be available. At December 31, 2007, non-qualified U.S. shareholders who own 5% or more of our shares owned an aggregate of 24.9% of our Class A common shares. We cannot assure you that we will qualify for exemption under Section 883 in the future.

        Changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could also adversely affect our ability to take advantage of the exemption under Section 883.

We may be treated as a passive foreign investment company in the future, which would result in adverse tax consequences to holders of our Class A common shares.

        Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the Class A common shares to be considered shares of, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, the determination of whether the Class A common shares constitute shares of a PFIC is a factual determination made annually, and we cannot assure you that we will not be considered a PFIC in the future. If we are treated as a PFIC, a holder would be subject to special rules with respect to any gain realized on the sale or other disposition of the Class A common shares and any "excess distribution" by us to the holder (generally, any distribution during a taxable year in which distributions to the holder on the Class A common shares exceed 125% of the average annual taxable distribution the holder received on the Class A common shares during the preceding three taxable years or, if shorter, the holder's holding period for the Class A common shares). Under those rules, the gain or excess distribution would be allocated ratably over the holder's holding period for the Class A common shares, the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

The majority of our revenue is derived from operations outside the United States and may be adversely affected by actions taken by foreign governments or other forces or events over which we have no control.

        We derive a significant portion of our voyage revenue from operations in Latin America, Asia, Africa and the Middle East. Our profitability will be affected by changing economic, political and social conditions in these regions. In particular, our operations may be affected by war, terrorism, expropriation of vessels, the imposition of taxes, increased regulation or other circumstances, any of which could reduce our profitability, impair our assets or cause us to curtail our operations. The economies of the Latin American countries where we conduct operations have been volatile and subject to prolonged, repeated downturns, recessions and depressions. Adverse economic or political developments or conflicts in these countries could have a material adverse effect on our operations.

We have experienced losses and filed for bankruptcy in 2000.

        We incurred net losses in 2002 and 2003 and filed for bankruptcy in 2000. Our ability to generate net income is influenced by a number of factors that are difficult to predict, including changes in global and regional economic conditions and international trade. For example, the losses and bankruptcy in 2000 were attributable in part to the acute decline in the Asian and South American economies in 1998 and 1999. Future losses may prevent us from implementing our growth strategies.

Foreign currency exchange rates may adversely affect our results.

        We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. We incur approximately 8.6% of our operating expenses in currencies other than U.S. dollars. At March 31, 2008, approximately 12.7% of our outstanding accounts payable were denominated in currencies other than U.S. dollars. Therefore, when the U.S. dollar weakens in relation to the currencies of the countries where we incur expenses, our U.S. dollar reported expenses increase and our income will decrease. Changes in the relative values of currencies occur from time to time and may, in some instances, have a significant effect on our operating results.

Risks Factors Relating to Our Corporate Structure

International, the issuer of our common shares, is a holding company and depends on the ability of its subsidiaries to distribute funds to it in order to meet its financial and other obligations.

        International, the issuer of our common shares, is a holding company with no significant assets other than the shares of capital stock of its subsidiaries that conduct all of its operations and own all of its vessels. International derives all of its cash flow from dividends and other payments from its subsidiaries, which in turn derive all of their cash flows from payments from their direct and indirect operations.

We have relied, and will continue to rely, to a significant degree upon affiliated service companies.

        We have relied upon and continue to rely upon TBS Commercial Group and Beacon Holding Ltd., both affiliated service companies, for agency services that are critical to our business. These companies employ sales and customer service professionals who meet with shippers and consignees to anticipate the needs and address the concerns of our customers. Our business, results of operations and liquidity may be materially adversely affected if we lose our relationship with TBS Commercial Group or Beacon, or they become unable to perform these services or their key employees leave their respective company.

TBS Commercial Group is a privately held company, and there is little or no publicly available information about it.

        The ability of TBS Commercial Group to continue providing critical services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair its financial strength and, because TBS Commercial Group is privately held, it is unlikely that information about its financial strength would become public. As a result, an investor in our Class A common shares might have little advance warning of problems affecting TBS Commercial Group, even though these problems could have a material adverse effect on us.

The interests of our controlling shareholders could be adverse to your interests as a public shareholder.

        The individuals who control us, TBS Commercial Group and Beacon Holdings Ltd. could use their controlling interests in us and in TBS Commercial Group or Beacon Holdings Ltd. to shift revenues and operating income from us to TBS Commercial Group or Beacon Holdings Ltd., for their individual benefit and contrary to the interests of our public shareholders. For example, these individuals could cause us to pay above-market fees to TBS Commercial Group or Beacon Holdings Ltd. or to permit TBS Commercial Group or Beacon Holdings Ltd. to take advantage of corporate opportunities. We cannot assure you that these potential conflicts of interest will be handled in the best interests of our public shareholders.

Agreements between us and our affiliated service company may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

        The individuals who control us, TBS Commercial Group and Beacon Holdings Ltd. have the ability, subject to the approval of the compensation committee of our board of directors, to amend the existing agreements to their benefit as owners of TBS Commercial Group and Beacon Holdings Ltd. and against the interests of our public shareholders. If that happens, our public shareholders may have difficulty enforcing their rights under Bermuda law. In addition, either party may terminate the agreements under which TBS Commercial Group or Beacon Holdings Ltd. provides these services to us.

Risk Factors Related to Our Financings

Our credit facilities currently impose, and it is possible that any additional debt incurred could impose, significant operating and financial restrictions on us.

        Some of the restrictions contained in our credit facilities will limit our ability to:

  •
  create certain liens;

  •
  create, incur or assume additional indebtedness;

  •
  make or hold certain investments;

  •
  merge, amalgamate, dissolve, liquidate, consolidate or dispose of all or substantially all of our assets;

  •
  declare or pay dividends or make other distributions;

  •
  purchase, redeem, or retire any shares or return any capital;

  •
  materially change our business;

  •
  engage in transactions with affiliates; and

  •
  enter into burdensome agreements.

        These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

Our credit facilities require us to maintain specified financial ratios and satisfy financial covenants.

        We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet the financial ratios and satisfy the financial covenants required by our credit facilities. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants or our inability to maintain the required financial ratios under our credit facilities could result in a default. If a default occurs under any of our credit facilities, the lender could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes all or substantially all of our assets. Moreover, any acceleration of the debt outstanding under the credit facilities or other agreement upon a declaration of default could result in a default under our other credit facilities.

If we default under any of our loan agreements, we could forfeit our rights in our vessels.

        We have pledged substantially all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Risk Factors Related to Our Common Shares

We are a Bermuda company, and it may be difficult for shareholders to enforce judgments against us or our directors and executive officers.

        We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

        Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

        Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions will provide for:

  •
  restrictions on the time period in which directors may be nominated;

  •
  our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

  •
  an affirmative vote of the holders of shares carrying at least 66% of the votes attaching to our issued and outstanding shares for certain "business combination" transactions that have not been approved by our board of directors.

        These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Our share price may fluctuate significantly and you may lose all or part of the value of your investment.

        Our share price has been volatile recently and continue to be volatile due to the operating results of the global shipping market and our operating results, as well as global economic conditions and other factors beyond our control. During the first three months of 2008, the closing sales price of our Class A common shares ranged from $20.19 to $39.82, and during 2007, the closing sales price of our Class A common shares ranged from $8.16 to $71.03. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of our Class A common shares for reasons unrelated to our operating performance. The market price of our Class A common shares may be highly volatile and may be affected by factors such as:

  •
  our quarterly and annual operating results, including our failure to meet the performance estimates of securities analysts;

  •
  changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

  •
  changes in global and regional economic conditions and international trade;

  •
  changes in other areas such as tax laws;

  •
  changes in investor perception of our industry, our business or our prospects; or

  •
  the loss of key employees, officers or directors.

We have broad discretion in the use of proceeds from this offering.

        We intend to use the net proceeds received by us from this offering for general corporate purposes, including the acquisition of secondhand vessels, the acquisition or construction of newbuild vessels, repayment of debt, additions to working capital or capital expenditures, in our sole discretion. Our management will have broad discretion over the use and investment of the net proceeds received by us from this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management's specific intentions.

USE OF PROCEEDS

        The net proceeds to us from the sale of our Class A common shares in this offering will be $95.9 million, after deducting underwriting discounts and commissions and our estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

        We intend to use the net proceeds that we receive from this offering for general corporate purposes, including the acquisition of secondhand vessels, the acquisition or construction of newbuild vessels, repayment of debt, additions to working capital or capital expenditures.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization at March 31, 2008, on an actual basis and as adjusted to give effect to the offering. See "Use of Proceeds." You should read this table in conjunction with "Selected Consolidated Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement and our consolidated financial statements and the notes to our consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

	March 31, 2008
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$54,867	$150,757

Long-term debt, including current portion	$336,750	$336,750

Shareholders' equity:
Common shares, Class A (14,424,496 shares issued and outstanding before the offering; 17,438,496 after the offering)	144	174
Common shares, Class B (13,404,461 shares issued and outstanding before the offering; 12,390,461 after the offering)	134	124
Warrants	21	21
Additional paid-in capital	89,020	184,890
Accumulated other comprehensive (loss) income	(6,269)	(6,269)
Retained earnings	279,010	279,010

Total shareholders' equity	362,060	457,950

Total capitalization	$698,810	$794,700

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following tables set forth selected consolidated historical financial and operating data. You should read the selected consolidated historical financial and operating data in conjunction with our consolidated financial statements and the notes to our consolidated financial statements incorporated by reference into this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The selected consolidated historical financial presented below as of December 31, 2003, 2004, 2005, 2006 and 2007, and for each of the fiscal years then ended, have been derived from our audited consolidated financial statements. The selected consolidated financial data presented below as of March 31, 2008, and for the three months ended March 31, 2007 and 2008, have been derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for other future periods.

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except for share and per share amounts)
Revenue
Voyage revenue	$119,528	$157,794	$175,596	$189,012	$264,193	$51,939	$98,160
Time charter revenue	23,625	50,746	71,456	63,114	88,365	18,069	32,726
Other revenue	193	267	979	1,460	3,047	318	690

Total revenue	143,346	208,807	248,031	253,586	355,605	70,326	131,576

Operating expenses
Voyage	52,454	60,692	75,291	83,254	92,482	19,181	32,418
Vessel	61,192	77,145	68,711	63,205	85,958	17,557	23,434
Depreciation and amortization of vessels and other fixed assets(1)	7,776	11,005	19,537	29,867	36,022	8,414	13,493
Management fees	3,864	4,414	2,624	—	—	—	—
General and administrative	6,464	7,347	17,618	27,256	38,703	7,180	11,767
Loss (gain) from sale of vessels(2)	9,905	—	—	(2,180)	814	779	—

Total operating expenses	141,655	160,603	183,781	201,402	253,979	53,111	81,112

Income from operations	1,691	48,204	64,250	52,184	101,626	17,215	50,464

Other (expenses) and income
Interest expense	(5,145)	(5,148)	(9,346)	(11,577)	(10,394)	(2,772)	(3,437)
Interest and other income	68	111	752	1,810	983	(39)	669
(Loss) gain on early extinguishment of debt(3)	2,373	—	—	(3,357)	—	—	(2,318)
Gain on sale and insurance recovery of vessel(4)	—	—	—	—	6,034	—	—
Deemed preference dividends and accretion	(829)	—	—	—	—	—	—

Total other (expenses) and income	(3,533)	(5,037)	(8,594)	(13,124)	(3,377)	(2,811)	(5,086)

Net (loss) income	(1,842)	43,167	55,656	39,060	98,249	14,404	45,378
Deemed preference dividends and accretion(7)	(797)	—	—	—	—		—
Amount allocated to participating preferred shareholders	—	(11,843)	(5,706)	—	—	—	—

Net income (loss) available for common shareholders	$(2,639)	$31,324	$49,950	$39,060	$98,249	$14,404	$45,378

Net income (loss) per common share
Basic	$(0.26)	$3.07	$2.28	$1.40	$3.51	$0.51	$1.62
Diluted	$(0.26)	$1.54	$2.05	$1.39	$3.50	$0.51	$1.62
Weighted average common shares issued and outstanding
Basic(5)	10,187,795	10,187,795	21,870,160	27,998,843	28,029,340	28,013,310	28,044,310
Diluted(5)(6)	10,187,795	20,385,775	24,310,909	28,088,310	28,066,736	28,035,881	28,080,071

	December 31,					March 31,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,641	$21,674	$27,158	$12,007	$30,498	$23,236	$54,867
Working capital (deficit)	8,663	10,831	(866)	(3,816)	1,744	4,809	(4,037)
Total assets	83,610	159,929	344,671	403,091	559,113	396,441	757,258
Long-term debt, including current portion	6,097	38,511	105,737	125,804	180,166	116,022	336,750
Obligations under capital leases, including current portion	42,637	34,642	24,703	21,355	—	4,209	—
Mandatorily redeemable preference shares(7)	14,382	—	—	—	—	—	—
Total shareholders' equity	8,597	65,996	184,207	223,604	319,563	238,066	362,060

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
Other Operating Data:
Controlled vessels (at end of period)(8)	13	18	31	34	36	33	42
Chartered vessels (at end of period)(9)	11	10	6	1	1	4	1
Voyage days(10)	9,033	8,892	10,885	12,119	11,868	2,892	3,405
Vessel days(11)	9,116	9,138	11,264	12,701	13,236	3,186	3,739
Tons of cargo shipped(12)	5,907	3,658	3,170	4,368	6,621	1,502	2,044
Revenue per ton(13)	$20.24	$43.13	$55.39	$43.27	$39.90	$34.58	$48.02
Tons of cargo shipped, excluding aggregates(12)(14)	2,582	2,837	3,092	3,227	3,447	841	994
Revenue per ton, excluding aggregates(14)	$39.27	$52.79	$56.58	$55.25	$69.52	$55.19	$86.32
Chartered-out days	2,439	2,780	4,257	4,301	3,659	994	1,030
Chartered-out rate per day	$9,686	$18,254	$16,785	$14,674	$24,150	$18,178	$31,773

(1)
Depreciation and amortization expense through December 31, 2004 was computed on the basis of 25-year useful lives for our vessels and, beginning on January 1, 2005 was computed on the basis of 30-year useful lives for our vessels. The change in estimated useful life reflects a change in the industry's expected commercial life of a vessel, as demonstrated by the strong market prices realized on older vessels. The impact of this change in estimate for 2005, 2006 and 2007 increased our net income by $19.1 million, $37.2 million and $38.9 million, respectively. Approximately 59% or $11.3 million of the $19.1 million impact of the change in estimate for 2005, approximately 69% or $25.7 million of the $37.2 million impact of the change in estimate for 2006, and approximately 68% or $26.3 million of the $38.9 million impact of the change in estimate for 2007, relates to vessels that we acquired after we made the change. As a result of this change in estimate, basic earnings per share and diluted earnings per share increased by $0.87 per share and $0.78 per share, respectively, for the year ended December 31, 2005, $1.33 per share and $1.32 per share, respectively, for the year ended December 31, 2006 and $1.39 per share and $1.39 per share, respectively, for the year ended December 31, 2007. Excluding vessels acquired after the change in estimate subsequent to 2004, the impact of this change in estimate increased net income, basic earnings per share and diluted earnings per share by $7.8 million, $0.36 per share and $0.32 per share, respectively, for the year ended December 31, 2005, $11.5 million, $0.41 per share and $0.41 per share, respectively, for the year ended December 31, 2006 and $12.6 million, $0.45 per share and $0.45 per share, respectively, for the year ended December 31, 2007.

(2)
The 2006 and 2007 loss (gain) on sale of vessels represents the gain on the sale of the Dakota Belle of $2.2 million and the loss on the sale of the Maya Princess of $0.8 million.

(3)
In 2006, the loss on early extinguishment of debt represents the write-off of unamortized debt finance costs of $1.3 million and the payment of loan prepayment fees of $2.1 million when we repaid most of our then existing credit facilities in July 2006 with our $140.0 million syndicated credit facility. The $2.3 million loss on extinguishment of debt in 2008 was due to the write-off of unamortized deferred financing costs in connection with the March 2008 refinancing of our Bank of America syndicated credit facility.

(4)
For 2007, we had a gain on the sale and insurance recovery of the Huron Maiden. The vessel was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia on March 9, 2007. On April 4, 2007, the vessel was declared a constructive total loss. Accordingly, we received a net amount of $8.0 million from our Hull & Machinery/Increased Value insurances after a scrap value credit of $2.0 million. We retained the proceeds on the sale of the vessel for scrap, which was sold and delivered to the buyer on May 4, 2007 for $2.8 million. After expenses in connection with the accident and the sale of the vessel of approximately $1.2 million we realized a gain on the casualty and sale of the vessel of approximately $6.0 million.

(5)
Basic and diluted weighted average common shares for 2003 and 2004 reflect the 2.5 to 1 adjustment for the consolidation and redesignation of common shares made June 29, 2005.

(6)
Diluted weighted average common shares outstanding for 2004 includes 10,197,980 common shares issuable on the exercise of exercisable warrants. Diluted weighted average common shares outstanding for 2005 includes 2,387,497 weighted average common shares issuable under the exercise of warrants and 53,252 weighted average common shares relating to the restricted Class A common shares granted to our chief financial officer and to our independent directors at the time of our initial public offering. Diluted weighted average common shares outstanding for 2006 and 2007 include 89,467 and 37,396 weighted average common shares, respectively, relating to the restricted Class A common shares granted to our employees and independent directors.

(7)
Mandatorily redeemable preference shares were classified as a liability as of December 31, 2003 in accordance with FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which became effective for us during the third quarter ended September 30, 2003.

(8)
Controlled vessels are vessels that we own or charter-in with an option to purchase. As of March 31, 2008, two vessels in our controlled fleet were chartered-in with an option to purchase.

(9)
Represents both vessels that we charter-in under short-term charters (less than one year at the start of the charter) and charter-in of vessels under long-term charters without an option to purchase.

(10)
Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(11)
Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(12)
In thousands.

(13)
Revenue per ton is a measurement unit for cargo carried that is dependent upon the weight of the cargo and has been calculated using number of tons on which revenue is calculated, excluding time charter revenue.

(14)
Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We regularly carried aggregates in all years, except 2005 when we temporarily suspended the transport of aggregates. We believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

        We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. We offer our services globally in more than ten countries to over 300 customers through a network of affiliated service companies.

        Our financial results are largely driven by the following factors:

  •
  macroeconomic conditions in the geographic regions where we operate;

  •
  general economic conditions in the industries in which our customers operate;

  •
  changes in our freight and time charter rates—rates we charge for vessels we charter out—and, in periods when our voyage and vessel expenses increase, our ability to raise our rates to pass such cost increases through to our customers;

  •
  the extent to which we are able to efficiently utilize our controlled fleet and optimize its capacity; and

  •
  the extent to which we can control our fixed and variable costs, including those for port charges, stevedore and other cargo-related expenses, fuel and commission expenses.

Drydocking

        In the last three years, our fleet has grown from 22 to 42 vessels. These vessels must be drydocked twice during a five-year cycle. Thus, our controlled fleet of 42 vessels at March 31, 2008, would result in 84 drydockings over five years or an average of 17 vessels per year.

        We strive to maintain and upgrade our vessels to the highest standards. The vessels in our fleet have an average age of 22 years. Accordingly, we have decided to accelerate the timing of steel renewals and reinforcements on many of the vessels scheduled for drydocking in 2007 and 2008. We expect that these renewals and reinforcements would have been required in the next five to ten years.

        During the first quarter of 2008, one vessel that entered into drydock during the fourth quarter of 2007 continued its drydocking for 15 days and four vessels entered into drydock for 132 days. Our preliminary quarterly drydock schedule of vessels drydocked and anticipated to be drydocked during 2008, including the actual and estimated number of drydock days and metric tons of steel renewal, is as follows:

	Number of Vessels Entering Drydock During Quarter	Number of Drydock Days During Quarter	Approximate Metric Tons of Steel Installed
First Quarter 2008	4	147	895
Second Quarter 2008	5	185	650
Third Quarter 2008	3	98	335
Fourth Quarter 2008	4	115	760

Total		545	2,640

        We estimate that vessel drydockings that require less than 100 metric tons of steel renewal will take from 25 to 35 days and that vessel drydockings that require 100 to 500 metric tons of steel renewal will take from 35 to 70 days. Our estimates are based on current and anticipated congestion in the Chinese repair shipyards, which could be adversely affected by any unanticipated weather or congestion in the shipyard. Further, our 2008 drydock schedule is subject to changes based on unanticipated commercial needs of our business.

Recent Developments

        On April 17, 2008, the Company entered into a commitment with a bank for a $13.0 million credit facility to replenish operating funds used to purchase the Ottawa Princess (formerly the Wedellsborg).

        On April 17, 2008, the Company entered into a commitment with a bank for a $12.5 million credit facility to replenish operating funds used to purchase the Caribe Maiden (formerly the Frijsenborg).

        On April 18, 2008, the Company entered into an agreement to acquire the bulk carrier North Star, to be renamed Houma Belle, for $34.0 million. Delivery of the vessel is expected during the month of June 2008.

        On May 9, 2008, we entered into a floating-to-fixed interest rate swap agreement for a notional amount of $100 million, which fixes the index rate on the LIBOR-based variable loan at 3.295%. The swap agreement is effective May 13, 2008 and expires December 30, 2011.

Components of Revenue and Expense

        We report our revenue as voyage revenue, reflecting the operations of our vessels that are not chartered out, and charter revenue, reflecting the operations of our vessels that have been chartered out to third parties. Voyage revenue and expenses for each reporting period include estimates for voyages in progress at the end of the period. Estimated profits from voyages in progress are recognized on a percentage of completion basis by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through period end to total voyage days. When a loss is forecast for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses multiplied by the number of voyage days on-hire through period end.

        Voyage revenue consists of freight charges paid to our subsidiaries for the transport of customers' cargo. Freight rates are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The key factors driving voyage revenue are the number of vessels in the fleet, freight voyage days, revenue tons and the freight rates.

        Time charter revenue consists of a negotiated daily hire rate for the duration of a charter. The key factors driving time charter revenue are the number of days vessels are chartered out and the daily charter hire rates.

        Voyage expenses consist primarily of fuel, port costs, stevedoring and other cargo related expense, commissions and miscellaneous voyage expense all of which are paid by our subsidiaries.

        Vessel expenses are vessel operating expenses that consist of, crewing, stores, lube oil, repairs and maintenance, registration taxes and fees, insurance and communication expenses for vessels we control, charter hire fees we pay to owners for use of their vessels and space charters (relets). These costs are paid by our subsidiaries.

        Depreciation and amortization expense is computed on the basis of 30-year useful lives for our vessels.

        A portion of commissions on freight and port agency fees are paid to TBS Commercial Group Ltd. and Beacon Holdings Ltd., companies that are owned by our principal shareholders. Renewal of the current management agreements with TBS Commercial Group Ltd. and Beacon Holdings Ltd. and approval of any new management agreements or amendments to the current management agreements with TBS Commercial Group Ltd. and Beacon Holdings Ltd. are subject to approval by the compensation committee of our board of directors.

Lack of Historical Operating Data for Vessels Before their Acquisition

        Consistent with shipping industry practices, there is no historical financial due diligence process when we acquire vessels other than the inspection of the physical condition of the vessels and examinations of classification society records. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our Class A common shares in assessing our business or profitability.

        Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel and does not provide for financial information or historical results for the vessel to be made available to the buyer. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

        Consistent with shipping industry practice, we treat the acquisition of a vessel, whether acquired with or without charter, as the acquisition of an asset rather than a business. Due to the differences between the prior owners of these vessels and us with respect to the routes we operate, the shippers and consignees we serve, the cargoes we carry, the freight rates and charter hire rates we charge and the costs we incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners.

        The Financial Accounting Standards Board, or FASB, issued Emerging Issues Task Force, or EITF, 98-3, which states that "for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers." The purchase of a vessel alone cannot operate or generate revenue or constitute a business operation without the significant inputs and processes that we provide, as described below:

  •
  We provide our own captains, senior officers and crew to the vessels.

  •
  The vessels are managed by our subsidiary Roymar. All of the functions of vessel management, from technical ship management to crewing, vessel maintenance and drydocking, are conducted by Roymar, in a manner different from the prior manager, according to our exacting standards.

  •
  The necessary commercial activities—maintaining customer relationships, providing local teams of commercial agents and port captains, offering transportation management skills and logistics solutions—are provided by our subsidiary TBS Shipping Services and our affiliate TBS Commercial Group in a manner different from the former owners.

  •
  The vessels are operated under our trade name and reflect our distinctive native peoples' naming convention.

        The revenue-producing activity of the vessels we purchase will be generated from carrying cargoes for our customers on the routes we serve. The vessels we purchase are operated by different parties than their former owners, serve different customers, carry different cargoes, charge different rates, cover different routes and, in all respects engage in a different business with different revenues, costs and operating margins.

        In short, all of the most important elements of operating the assets—in fact, all of the elements of the business of ocean transportation other than the vessels themselves—are not being purchased with the vessels but will depend on our skill and expertise.

  Comparison of the three months ended March 31, 2007 to the three months ended March 31, 2008

	Three Months Ended March 31,
	2007		2008		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$51,939	73.9	$98,160	74.6	$46,221	89.0
Time charter revenue	18,069	25.6	32,726	24.9	14,657	81.1
Other revenue	318	0.5	690	0.5	372	117.0

Total revenue	70,326	100.0	131,576	100.0	61,250	87.1

Voyage expense	19,181	27.3	32,418	24.6	13,237	69.0
Vessel expense	17,557	25.0	23,434	17.8	5,877	33.5
Depreciation and amortization	8,414	12.0	13,493	10.3	5,079	60.4
General and administrative	7,180	10.2	11,767	8.9	4,587	63.9
Loss (Gain) from sale of vessel	779	1.1	—	—	(779)	(100.0)

Total operating expense	53,111	75.6	81,112	61.6	28,001	52.7

Income from operations	17,215	24.4	50,464	38.4	33,249	193.1
Other (expenses) and income
Interest expense	(2,772)	(3.9)	(3,437)	(2.6)	(665)	24.0
Loss on early extinguishment of debt	—	—	(2,318)	(1.8)	(2,318)	—
Gain on sale and insurance recovery of vessel	—	—	—	—		—
Interest and other income	(39)	(0.1)	669	0.5	708

Net income	$14,404	20.4	$45,378	34.5	$30,974	215.0

Voyage revenue

        The increase in our voyage revenue for the three months ended March 31, 2008, as compared to the comparable period in 2007, was primarily due to an increase in revenue tons carried and an increase in average freight rates. As mentioned above, the key factors driving voyage revenue are the number of vessels in the fleet, the days on hire, freight rates and tons carried.

        Revenue tons carried increased 541,862 tons or 36.1% to 2,043,952 tons for the three months ended March 31, 2008 from 1,502,090 tons for the same period in 2007. The increase in revenue tons carried is primarily due to an increase in aggregate bulk cargo carried.

        Average freight rates for the three months ended March 31, 2008, as compared to the same period in 2007, increased $13.44 per ton, or 38.9%, to $48.02 per ton from $34.58 per ton for the same period of 2007. The average freight rates increased despite the increase in high-volume, low-freighted aggregates bulk cargo that we handled in 2008 as compared to 2007. Excluding this type of bulk cargo, of which we carried 1,050,123 tons for the three months ended March 31, 2008, the average freight rates would have been $86.32 per ton as compared to $55.19 per ton for the same period in 2007. While average freight rates on aggregates bulk cargo is lower than average freight rates on other types of cargoes, voyage costs are also lower resulting in comparable daily time charter equivalent rates.

        The weighted average number of vessels in the fleet, freight voyage days and days on hire, excluding vessels time-chartered out, revenue tons carried, and freight rates (over all freight rates and freight rates excluding aggregates) and the daily time charter equivalent rates for the three months ended March 31, 2008 and 2007 are as follows:

	Three Months Ended March 31,
	2007	2008
Average number of vessels(1)	21	26
Freight voyage days(2)	1,898	2,375
Days on hire(3)	1,912	2,476
Revenue tons carried(4)
For all cargoes	1,502	2,044
Excluding aggregates	841	994
Aggregates	661	1,050
Freight rates(5)
For all cargoes	$34.58	$48.02
Excluding aggregates	$55.19	$86.32
Daily time charter equivalent rates(6)	$17,816	$28,303

    (1)
    Weighted average number of vessels in the fleet, not including vessels chartered out.

    (2)
    Number of days that our vessels were earning revenue, not including vessels chartered out.

    (3)
    Number of days that our vessels were available for hire, not including vessels chartered out.

    (4)
    Revenue tons is a measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

    (5)
    Weighted average freight rates measured in dollars per ton.

    (6)
    Time Charter Equivalent or "TCE" rates are defined as voyage revenue less voyage expenses during the period divided by the number of available freight voyage days during the period. Voyage expenses include the following expenses: fuel, port call, commissions, stevedore and other cargo related and miscellaneous voyage expenses. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

        The following table shows revenues attributed to our principal cargoes:

	Three Months Ended March 31,
	2007		2008		Increase (Decrease)
Cargo	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$15,979	30.8	$27,935	28.5	$11,956	74.8
Agricultural products	8,085	15.6	13,932	14.2	5,847	72.3
Metal concentrates	9,202	17.7	20,374	20.8	11,172	121.4
Aggregates	5,540	10.7	12,373	12.6	6,833	123.3
Other bulk cargo	4,190	8.1	9,463	9.6	5,273	125.8
Rolling stock	2,919	5.6	3,581	3.6	662	22.7
Fertilizers	1,545	2.9	—	—	(1,545)	(100.0)
General cargo	858	1.7	1,798	1.8	940	109.6
Automotive products	967	1.9	2,321	2.4	1,354	140.0
Project cargo	1,570	3.0	5,031	5.1	3,461	220.4
Other	1,084	2.0	1,352	1.4	268	24.7

Total voyage revenue	$51,939	100.0	$98,160	100.0	$46,221	89.0

Time charter revenue

        Time charter revenue increased from $18.1 million for the three months ended March 31, 2007 to $32.7 million for the comparable period in 2008. As mentioned above, the key factors driving time charter revenue are the number of days that vessels are chartered out and the daily charter hire rates.

        Average charter hire rate increased $13,595 per day from $18,178 per day for the three months ended March 31, 2007 to $31,773 per day for the comparable period in 2008. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The increase in the average charter hire rate per day is primarily due to the continued strength in the overall worldwide shipping spot market rates. During the three months ended March 31, 2008, time charter out days increased 36 days to 1,030 days from 994 days for the same period in 2007.

        The number of vessels time chartered out, time charter days, average daily charter rates and daily time charter equivalent rates for the three months ended March 31, 2008 and 2007 are as follows:

	Three Months Ended March 31,
	2007	2008
Average number of vessels(1)	11	11
Time charter days(2)	994	1,030
Daily charter hire rates(3)	$18,178	$31,773
Daily time charter equivalent rates(4)	$17,115	$30,339

    (1)
    Weighted average number of vessels chartered out.

    (2)
    Number of days vessels earned charter hire.

    (3)
    Weighted average charter hire rates.

    (4)
    Time Charter Equivalent or "TCE" rates for vessels that are time chartered out, are defined as time charter revenue during the period reduced by commissions divided by the number of available time charter days during the period. Commissions for vessels that are time chartered out for the three months ended March 31, 2008 and March 31, 2007 were $1.5 million and $1.1 million, respectively. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue. No voyage expenses are deducted because they are not applicable.

Voyage expense

        Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense, which consists of fuel cost, commissions, port call, stevedore and other cargo related costs, and miscellaneous voyage expense. The following table shows the change in the number of voyage days for the three months ended March 31, 2008 as compared to the same period in 2007.

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2008
Freight voyage days	1,898	2,375	477	25.1%
Time charter out days	994	1,030	36	3.6%

Total voyage days	2,892	3,405	513	17.7%

        The principal components of voyage expense were as follows:

	Three Months Ended March 31,
	2007			2008			Increase (Decrease)
	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	%	As a % of Revenue
Fuel expense	$8,196	42.7	11.8	$14,803	45.7	11.2	$6,607	80.6	(0.6)
Commission expense	3,121	16.3	4.4	6,996	21.6	5.3	3,875	124.2	0.9
Port call expense	3,759	19.6	5.3	5,313	16.4	4.0	1,554	41.3	(1.3)
Stevedore and other cargo-related expense	2,324	12.1	3.3	3,623	11.2	2.8	1,299	55.9	(0.5)
Miscellaneous voyage expense	1,781	9.3	2.5	1,683	5.1	1.3	(98)	(5.5)	(1.2)

Voyage expense	$19,181	100.0	27.3	$32,418	100.0	24.6	$13,237	69.0	(2.7)

        Voyage expense increased 69.0% for the three months ended March 31, 2008 as compared to the same period in 2007, principally due to an increase in fuel and commission expense.

        Voyage expense as a percentage of total revenue decreased from 27.3% of total revenue for the three months ended March 31, 2007 to 24.6% of total revenue for the same period in 2008, primarily due to an increase in revenue, which increased at a rate greater than voyage expense.

        The increase in commission expense for the three months ended March 31, 2008 as compared to the same period in 2007 was primarily due to the increase in revenue and to a smaller extent an increase in the rate of commissions paid to TBS Affiliates. Beginning October 1, 2007, TBS Affiliates were paid an additional 1.25% commission, which increased commission expense for 2008 by approximately $0.9 million.

        The 80.6% increase in fuel expense was due to an increase in the average price per metric ton, or MT, and by an increase in consumption. For the three months ended March 31, 2008, the average price per MT increased to $554 per MT as compared to $325 per MT for the same period in 2007. Consumption increased for the three months ended March 31, 2008 to 26,741 MT from 25,231 MT for the same period in 2007. Average fuel cost per freight voyage day was $6,233 during the three months ended March 31, 2008 and $4,318 during the same period in 2007.

        The 55.9% increase in stevedore and other cargo-related expense for the three months ended March 31, 2008 as compared to the same period in 2007 was primarily due to a change in the mix of revenue booked under different shipping terms and increased cargo volume. During the three months ended March 31, 2008 as compared to the same period in 2007, more port calls were made to and from the Far East resulting in higher cargo volumes. Stevedore and other cargo-related cost also increased as a higher percentage of cargo was booked under "full liner" terms and a combination of "free-in and free-out" terms. For analysis purposes we group cargoes into three categories: (1) cargo booked under "free-in free-out" terms which are shipments that the customer pays all or part of the costs of loading and unloading, (2) cargo booked under "full liner" terms, which are shipments where we bear the costs of loading and unloading and (3) a combination of free-in free-out and full liner terms.

        Port call expense will vary from period to period depending on the number of port calls, port days and cost structure of the ports called upon. The 41.3% increase in port call expense is primarily due to an increase in the number of port calls, which increased to 248 port calls for the three months ended March 31, 2008 from 183 port calls as compared to the same period in 2007. The increase is also due to higher average cost per port call, which was due to more port calls being made at ports with higher cost structures during the three months ended March 31, 2008 as compared to the same period in 2007. To a smaller degree, the increase in the number of port days, which increased to 1,171 port days for the three months ended March 31, 2008 from 944 port days as compared to the same period in 2007, contributed to the increase in port call expense.

Vessel expense

        Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage, such as charter hire rates for vessels we charter-in, crew costs, insurance, lube oil, maintenance, and registration and fees for vessels we own or control. The following table sets forth the basic components of vessel expense:

	Three Months Ended March 31,
	2007		2008		Increase (Decrease)
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Owned vessel expense	$13,362	76.1	$16,812	71.7	$3,450	25.8
Chartered-in vessel expense	3,011	17.2	5,128	21.9	2,117	70.3
Controlled vessel expense	1,060	6.0	1,494	6.4	434	40.9
Space charter expense	124	0.7	—	—	(124)	(100.0)

Vessel expense	$17,557	100.0	$23,434	100.0	$5,877	33.5

        The 33.5% increase in vessel expense for the three months ended March 31, 2008 as compared to the same period in 2007 was primarily due to an increase in day rates and number of vessel days for owned/controlled vessels.

        The increase in owned vessel expense for the three months ended March 31, 2008, as compared to the same period in 2007 was due to an increase in the average operating expense day rate, which increased $410 per day. For the three months ended March 31, 2008 the average operating expense day rate was $4,803 as compared to $4,393 per day for the same period in 2007. Average operating expense day rates increased principally due to increases in the crew and crew related costs and communication costs. The increase in owned vessel expense was also due to an increase in the average number of controlled vessels, which increased to an average of 38 vessels during the three months ended March 31, 2008, as compared to an average of 34 vessels for the same period in 2007. Increases in our controlled fleet translated to an increase in vessel days, which are the total days we operate our controlled vessels. During the first quarter of 2008, vessel days increased 458 days to 3,500 days from 3,042 days for the comparable period in 2007.

        Chartered-in vessel expense consists of charter hire-in costs for vessels under charter agreements that do not have a purchase option. The increase in chartered-in vessel expense was due to our chartering-in vessels for 95 more vessel days for the three months ended March 31, 2008, as compared to the same period in 2007. We charter-in vessels to meet specific customer needs, which will vary slightly from quarter to quarter. For the three months ended March 31, 2008, we chartered-in vessels for 239 days as compared to 144 days for the same period in 2007. The average charter-in rate per day increased $551 per day to $21,458 per day for the three months ended March 31, 2008 from $20,907 per day for the same period in 2007.

        Controlled vessel expense consists of charter hire-in costs for vessels under charter agreements that contain a purchase option. During the three months ended March 31, 2008, we incurred charter-in hire costs of $1.5 million compared to $1.1 million for the same period in 2007. This is charter in hire cost under the bareboat charters for the Laguna Belle and Seminole Princess both of which were part of a sale/ leaseback transaction that we entered into the end of January 2007.

Depreciation and amortization

        The $5.1 million increase in depreciation and amortization expense was due to the growth in fixed assets as we continue to grow our owned /controlled fleet. Vessel improvements and other equipment and deferred dry docking costs at March 31, 2008 increased approximately 80% from the March 31, 2007 balances. The size of our fleet increased to 42 vessels at March 31, 2008 as compared to 34 vessels at March 31, 2007. The higher average cost of vessels, which for 2008 acquisitions increased approximately 15% as compared to the average costs of vessels acquired during the full year 2007, also contributed to the increase in fixed asset additions and consequently depreciation and amortization expense.

General and administrative expense

        General and administrative expense increased primarily due to an increase in salary and related expenses of $4.6 million, which increased because of higher bonus accruals, and to a smaller extent higher staff levels and higher share-based compensation costs. We have a discretionary cash bonus program under which employees may receive an annual cash bonus payment based on our annual operating performance. For the three months ended March 31, 2008, we accrued bonuses to our officers and employees of $3.9 million as compared to $0.9 million for the same period in 2007. The remaining increase in salary and related expenses was due to an increase in staff levels necessary to manage and grow the business and higher share-based compensation costs. We anticipate that share-based compensation costs will increase by approximately $1.9 million in 2008 because of equity grants made during 2007.

Loss (gain) from sale of vessels

        On March 13, 2007, we sold the vessel Maya Princess for $13.0 million and realized a loss of approximately $0.8 million.

Income from operations

        The $33.2 million increase in income from operations for the three months ended March 31, 2008, as compared to the three months ended March 31, 2007, was mainly attributable to an increase in revenue resulting from increased freight rates and cargo volumes. This increase in revenue was offset by an increase in voyage expense, particularly fuel and commission expense, as well as vessel expense, depreciation, and general and administrative expenses. For the same reasons, our operating margin increased from 24.4% for the three months ended March 31, 2007 to 38.4% for the same period in 2008.

Interest expense

        Interest expense increased $0.7 million for the first quarter of 2008 as compared to the same period in 2007, principally due to higher debt levels, higher fees and amortized deferred financing costs, and a decrease in the valuation of an interest rate swap contract that did not qualify for hedge accounting. For the three months ended March 31, 2008, our debt levels averaged $270.7 million as compared to $103.8 million during the same period in 2007. Debt levels increased to fund recent vessel acquisitions and to further leverage borrowings on our owned vessels. This was partially offset by replacing our higher borrowing costs debt, specifically the capital lease obligation, with lower borrowing costs debt. Further at March 31, 2008, we had approximately $191.9 million of current and future debt fixed at an average rate of 4.08% before bank margins. Accordingly, our average interest rates decreased to approximately 5.8% during the first quarter of 2008 as compared to approximately 8.6% during the same period in 2007.

Loss on extinguishment of debt

        The $2.3 million loss on extinguishment of debt in 2008 was due to the write-off of unamortized deferred financing costs in connection with the March 2008 refinancing of our Bank of America syndicated credit facility.

  Comparison of the year ended December 31, 2006 to the year ended December 31, 2007

	Year Ended December 31,
	2006		2007		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$189,012	74.5	$264,193	74.3	$75,181	39.8
Time charter revenue	63,114	24.9	88,365	24.8	25,251	40.0
Other revenue	1,460	0.6	3,047	0.9	1,587	108.7

Total revenue	253,586	100.0	355,605	100.0	102,019	40.2

Voyage expense	83,254	32.8	92,482	26.0	9,228	11.1
Vessel expense	63,205	24.9	85,958	24.2	22,753	36.0
Depreciation and amortization	29,867	11.8	36,022	10.1	6,155	20.6
General and administrative	27,256	10.8	38,703	10.9	11,447	42.0
Loss (Gain) from sale of vessel	(2,180)	(0.9)	814	0.2	2,994	(137.3)

Total operating expense	201,402	79.4	253,979	71.4	52,577	26.1

Income from operations	52,184	20.6	101,626	28.6	49,442	94.7
Other (expenses) and income
Interest expense	(11,577)	(4.6)	(10,394)	(2.9)	1,183	(10.2)
Loss on early extinguishment of debt	(3,357)	(1.3)	—	—	3,357	(100.0)
Gain on sale and insurance recovery of vessel	—	—	6,034	1.7	6,034	—
Interest and other income	1,810	0.7	983	0.3	(827)	(45.7)

Net income	$39,060	15.4	$98,249	27.7	$59,189	151.5

Voyage revenue

        Voyage revenue increased 39.8% from 2006 to 2007, primarily due to an increase in revenue tons carried offset by a decrease in freight rates. As mentioned in components of revenue and expense above, the key factors driving voyage revenue are revenue tons, freight rates, freight voyage days, and the number of vessels in the fleet.

        In 2007, revenue tons carried increased 2,253,694 tons, or 51.6%, from 4,367,779 tons in 2006 to 6,621,473 tons in 2007. We expanded our TBS Middle East service in 2007, which increased the aggregate bulk cargo we carried and, consequently, was the principal reason for the increase in revenue tons. We also started the Mediterranean Service during the third quarter of 2007, which increased the number of voyages and, consequently, the revenue tons carried during 2007, as compared to 2006.

        Freight rates, not under contracts, are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. Average freight decreased $3.37 per ton, or 7.8%, from $43.27 per ton for 2006 to $39.90 per ton for 2007. The decrease in average freight rates was principally caused by an increase in the proportion of low freighted aggregates carried to the total revenue tons carried. Excluding this type of bulk cargo, average freight rates would have been $55.25 per ton and $69.52 per ton for 2006 and 2007, respectively. The table below shows the revenue tons carried for all cargos, cargos excluding aggregates and only aggregate bulk cargo carried.

        For 2006 and 2007, we had contracts of affreightment under which we carried approximately 1,947,261 and 4,213,506 revenue tons and generated $56.1 million and $89.6 million of voyage revenue, respectively. Contracts of affreightment outstanding at December 31, 2007 expire through May 2009.

        The following table shows revenues attributed to our principal cargoes:

	Year Ended December 31,
	2006		2007		Increase (Decrease)
	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$68,921	36.5	$91,812	34.8	$22,891	33.2
Agricultural products	23,152	12.2	46,011	17.4	22,859	98.7
Metal concentrates	27,473	14.5	39,264	14.9	11,791	42.9
Aggregates	10,719	5.7	24,573	9.3	13,854	129.2
Other bulk cargo	14,308	7.6	20,159	7.6	5,851	40.9
Rolling stock	9,739	5.2	13,119	5.0	3,380	34.7
Fertilizers	6,499	3.4	10,001	3.8	3,502	53.9
General cargo	6,878	3.6	5,776	2.2	(1,102)	(16.0)
Automotive products	4,568	2.4	5,348	2.0	780	17.1
Project cargo	11,884	6.3	2,763	1.0	(9,121)	(76.8)
Other	4,871	2.6	5,367	2.0	496	10.2

Total voyage revenue	$189,012	100.0	$264,193	100.0	$75,181	39.8

Time charter revenue

        Time charter revenue increased 40.0% from 2006 to 2007. As mentioned in components of revenue and expense above, the key factors driving time charter revenue are the number of days that vessels are chartered out and the daily charter hire rates.

        Average charter hire rate increased $9,476 per day, or 64.6%, from $14,674 per day for 2006 to $24,150 per day for 2007. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The increase in average time charter rates between 2006 and 2007 is reflective of the strong worldwide shipping markets.

        During 2007, we chartered-out fewer vessels due to the increased use of our controlled vessels in our established voyage business and the reduced number of vessels available due to a heavy 2007 drydock schedule; accordingly, time charter days decreased.

        During 2006 and 2007, we had two vessels (the Navajo Princess and Inca Maiden) chartered-out with NYK, since January 2004 and November 2003, respectively. These charters are renewable every six months. The average daily rate for both vessels for 2006 was $14,218 and for 2007 was $16,869, which made up $10.1 million and $11.6 million of time charter revenue, respectively. At December 31, 2007, these time charters expire through September and July 2008, respectively.

        The following table shows the change in the number of freight voyage days and time charter days from 2006 to 2007.

	Year Ended December 31,
	2006	2007	Increase (Decrease)
Freight voyage days	7,818	8,209	391	5.0%
Time charter days	4,301	3,659	(642)	(14.9%)

Total voyage days	12,119	11,868	(251)	(2.1%)

Voyage expense

        Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense, as are commissions and bunker fuel costs. The principal components of voyage expense were as follows:

	Year Ended December 31,
	2006			2007			Increase (Decrease)
	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	%	As a % of Revenue
Fuel expense	$37,041	44.5	14.6	$39,427	42.6	11.1	$2,386	6.4	(3.5)
Commission expense	10,365	12.4	4.1	16,285	17.6	4.6	5,920	57.1	0.5
Port call expense	17,023	20.4	6.7	17,225	18.6	4.8	202	1.2	(1.9)
Stevedore and other cargo-related expense	11,968	14.4	4.7	11,072	12.0	3.1	(896)	(7.5)	(1.6)
Miscellaneous voyage expense	6,857	8.3	2.7	8,473	9.2	2.4	1,616	23.6	(0.3)

Voyage expense	$83,254	100.0	32.8	$92,482	100.0	26.0	$9,228	11.1	(6.8)

        Voyage expense increased 11.1% from 2006 to 2007, principally due to an increase in commission and fuel expense.

        The decrease in voyage expense as a percentage of total revenue 32.8% for 2006 to 26.0% for 2007 was primarily due to the increase in revenue, which increased at a rate greater than voyage expense.

        Commission expense is based on the amount of revenue. The 57.1% increase in commission expense from 2006 to 2007 was primarily due to the increase in revenue and an increase in the rate of commissions paid to our unconsolidated affiliate TBS Commercial Group that became effective October 1, 2007.

        The 6.4% increase in fuel expense was due to an increase in the average price per metric ton, or MT, partially offset by a decrease in consumption. The average price per MT increased from $367 per MT for 2006 to $402 per MT for 2007. Consumption decreased from 100,930 MT for 2006 to 97,985 MT for 2007. Average fuel cost per freight voyage day was $4,738 during 2006 and $4,803 during 2007.

        Port call expense was approximately the same in 2006 and 2007. The key factors driving port call expense are the number of port calls, port days and the cost structure of the ports called on. The number of port calls increased from 853 port calls for 2006 to 894 port calls for 2007, primarily due to the commencement of the TBS Mediterranean Service, which began during the third quarter 2007. However, the number of port days remained relatively unchanged at 3,969 port days for 2006 and 3,970 port days for 2007.

        The 7.5% decrease in stevedore and other cargo-related expense from 2006 to 2007 was primarily due to a change in the mix of revenue booked under different shipping terms. Stevedore and other cargo-related expenses fluctuate based on cargo volumes and the shipping terms under which the cargo is booked. The increase in stevedore and other cargo-related costs due to the increase in cargo volumes was offset by an increase in cargo booked under "free-in free-out" terms. For analysis purposes we group cargoes into three categories: (1) cargo booked under "free-in free-out" terms which are shipments that the customer pays all or part of the costs of loading and unloading, (2) cargo booked under "full liner" terms, which are shipments where we bear the costs of loading and unloading and (3) a combination of free-in free-out and full liner terms.

        The 23.6% increase in miscellaneous voyage expense from 2006 to 2007 was principally due to an increase in despatch and higher container overhead costs. Despatch is an incentive payment we pay to a charterer when cargo is loaded and unloaded faster than agreed.

Vessel expense

        Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage, such as maintenance, insurance and crewing expenses and charter hire for vessels we charter-in. The following table sets forth the basic components of vessel expense:

	Year Ended December 31,
	2006		2007		Increase (Decrease)
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$16,503	26.1	$22,905	26.6	$6,402	38.8
Owned vessel expense	44,750	70.8	56,856	66.1	12,106	27.1
Controlled vessel expense	—	—	6,073	7.1	6,073	—
Space charter expense	1,952	3.1	124	0.2	(1,828)	(93.6)

Vessel expense	$63,205	100.0	$85,958	100.0	$22,753	36.0

        The 36.0% increase in vessel expense from 2006 to 2007 was primarily due to an increase in our owned and controlled vessels expense and increased hire rates that we paid for chartered-in vessels.

        The 38.8% increase in chartered-in vessels from 2006 to 2007 was due primarily to the average charter-in rate per day we paid to charter in vessels increasing $9,667 per day from $14,962 per day for 2006 to $24,629 per day for 2007. The higher cost due to the increase in charter-in rates was partially offset by a decrease in days that vessels were chartered-in. We chartered-in vessels from 1,103 days during 2006 to 930 days during 2007 because of an increase in our controlled fleet, which decreased our demand for charter-in vessels.

        The 27.1% increase in owned vessel expense from 2006 to 2007 was due primarily to an increase in the average operating expense day rate of $762 per day from $3,858 per day for 2006 to $4,620 for 2007, which was principally due to increases in the cost of lubes and maintenance and repairs. The increase was also due to an increase in the average number of controlled vessels, which increased the number of vessel days. Vessel days are the total days we operated our controlled vessels which increased 708 days from 11,598 days during 2006 to 12,306 days during 2007.

        Controlled vessel charter expense was nothing and $6.1 million for 2006 and 2007, respectively. Controlled vessel charter expense relates to a sale-leaseback transaction entered on January 31, 2007 for the Seminole Princess and Laguna Belle, which were chartered back under a bareboat charter party.

        Vessel expense as a percentage of total revenue decreased 0.7% from 24.9% of total revenue for 2006 to 24.2% of total revenue for 2007, primarily due to a greater increase in revenue relative to a lower increase in vessel expense.

Depreciation and amortization

        The increase in depreciation and amortization expense from $29.9 million in 2006 to $36.0 million in 2007 was due principally to additional depreciation and amortization on vessel improvements and drydockings made during 2007. The growth of our controlled fleet, which increased from an average of 32 vessels in 2006 to an average of 34 vessels in 2007, also added to the increase in depreciation and amortization.

General and administrative expense

        The $11.4 million increase in general and administrative expense from 2006 to 2007 was primarily due to an increase in salary and related expenses of $10.2 million. We have a discretionary cash bonus program under which employees may receive an annual cash bonus payment based on our annual operating performance. In 2006 and 2007, we made cash bonus payments to our officers and employees of $4.6 million and $10.2 million, respectively. The remaining increase in salary and related expenses was principally due to a build-up of higher staff levels necessary to manage an anticipated 50-vessel fleet and to a lesser extent, higher share-based compensation costs. We anticipate that share-based compensation costs will increase by approximately $1.9 million in 2008 because of equity grants made during 2007.

Loss (gain) from sale of vessels

        The gain in 2006 represents the sale on September 6, 2006, of the vessel Dakota Belle, for $3.2 million. The gain on sale was $2.2 million after deducting the cost of the vessel and improvements less accumulated depreciation, and other closing costs. The loss in 2007 represents the sale, on March 13, 2007, of the Maya Princess for $13.0 million. The loss on sale was $0.8 million after deducting the cost of vessel and improvements, less accumulated depreciation, and other closing costs.

Income from operations

        The increase in income from operations from 2006 to 2007 was mainly attributable to an increase in revenue resulting from increased freight rates. This increase in revenue was offset by an increase in voyage expense, particularly commission expense, as well as vessel expense, depreciation, and general and administrative expenses. For the same reasons, our operating margin increased from 20.6% for 2006 to 28.6% for 2007.

Interest expense

        Interest expense decreased $1.2 million from 2006 to 2007, principally due to lower debt levels, which averaged $119.4 million during 2006 and $102.2 million during 2007, and interest capitalized during 2007 in connection with vessels under construction. The decrease was partially offset by higher bank fees, higher deferred financing cost amortization and a decrease in the valuation of an interest rate swap agreement that did not qualify for hedge accounting. During 2007, we capitalized interest of $1.8 million directly related to The Royal Bank of Scotland credit facility for the new vessel building program and interest of $1.1 million imputed on construction in progress payments funded with cash flows from operations and other debt, as required by generally accepted accounting principals.

Loss on extinguishment of debt

        The loss on extinguishment of debt in 2006 was due to costs incurred in connection with the refinancing of our debt that was completed on July 31, 2006. It includes $2.1 million paid in early repayment fees and $1.3 million in write-offs of unamortized debt finance costs.

Gain on sale and insurance recovery of vessel

        The Huron Maiden was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia on March 9, 2007. On April 4, 2007, the vessel was declared a constructive total loss. Accordingly, we received a net amount of $8.0 million from our Hull & Machinery/Increased Value insurances after a scrap value credit of $2.0 million. We retained the proceeds on the sale of the vessel for scrap, which was sold and delivered to the buyer on May 4, 2007 for $2.8 million. After deducting the cost of vessel and improvements less accumulated depreciation and expenses incurred in connection with the accident and the sale of the vessel, we realized a gain on the sale of the vessel and insurance recovery of approximately $6.0 million.

  Comparison of the year ended December 31, 2005 to the year ended December 31, 2006

        Effective January 1, 2006, our drydocking expense and surveys are being accounted for using the deferral method. Accordingly, vessel expense and depreciation and amortization for 2005 has been retrospectively adjusted for the change in the method of accounting for drydocking costs. The new method was adopted because of changes made by the FASB on September 8, 2006, to certain provisions in the Airline Guide. The Airline Guide is the principal source of guidance on the accounting for planned major maintenance and is relevant to both the aviation and maritime industries. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking. The impact of this accounting change for 2005 increased our net income by $2.4 million.

	Year Ended December 31,
	2005		2006		Increase (Decrease)
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	%
Voyage revenue	$175,596	70.8	$189,012	74.5	$13,416	7.6
Time charter revenue	71,456	28.8	63,114	24.9	(8,342)	(11.7)
Other revenue	979	0.4	1,460	0.6	481	49.1

Total revenue	248,031	100.0	253,586	100.0	5,555	2.2

Voyage expense	75,291	30.3	83.254	32.8	7,963	10.6
Vessel expense	68,711	27.7	63,205	24.9	(5,506)	(8.0)
Depreciation and amortization	19,537	7.9	29,867	11.8	10,330	52.9
Management fees	2,624	1.1	—	—	(2,624)	(100.0)
General and administrative	17,618	7.1	27,256	10.8	9,638	54.7
Gain from sale of vessel	—	—	(2,180)	(0.9)	(2,180)	—

Total operating expense	183,781	74.1	201,402	79.4	17,621	9.6

Income from operations	64,250	25.9	52,184	20.6	(12,066)	(18.8)
Other (expenses) and income
Interest expense	(9,346)	(3.8)	(11,577)	(4.6)	(2,231)	23.9
Gain (loss) on early extinguishment of debt			(3,357)	(1.3)	(3,357)	—
Other income	752	0.3	1,810	0.7	1,058	140.7

Net income	$55,656	22.4	$39,060	15.4	$(16,596)	(29.8)

Voyage revenue

        Voyage revenue increased 7.6% from 2005 to 2006, primarily due to an increase in revenue tons offset by a decrease in freight rates. As mentioned in components of revenue and expense above, the key factors driving voyage revenue are the number of vessels in the fleet, freight voyage days, revenue tons and freight rates.

        Revenue tons carried increased 1,197,748 tons, or 37.8%, from 3,170,031 tons for 2005 to 4,367,779 tons for 2006. The increase in revenue tons carried is due to an increase in aggregates bulk cargo carried and an increase in the number of vessels in our fleet, which resulted in a higher number of voyages.

        Average freight rates decreased $12.12 per ton, or 21.9%, from $55.39 per ton for 2005 to $43.27 per ton in 2006. Freight rates, not under contracts, are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The decrease in freight rates was mainly due to the increase in revenue tons for the low freighted aggregate cargo.

        For 2005 and 2006 we had contracts of affreightment under which we carried approximately 43,478 and 1,947,261 revenue tons and generated $5.9 million and $56.1 million of voyage revenue, respectively.

        Included in voyage revenue is revenue from high-volume, low-freighted aggregates bulk cargo. Excluding this type of bulk cargo, of which we carried 78,338 tons and 1,140,830 tons during 2005 and 2006, respectively, average freight rates would have been $56.58 per ton and $55.25 per ton for 2005 and 2006, respectively.

        The increase in weighted average number of vessels in the fleet, freight voyage days and days on hire, excluding vessels time chartered out, and the change in freight rates and daily time charter equivalent rates for the years 2005 and 2006 are as follows:

	Year Ended December 31,
	2005	2006
Number of vessels(1)	18	21
Freight voyage days(2)	6,628	7,818
Days on hire(3)	7,007	8,102
Freight rates(4)
For all cargoes	$55.39	$43.27
Excluding aggregates	$56.58	$55.25
Daily time charter equivalent rates(5)	$14,456	$12,650

    (1)
    Weighted average number of vessels in the fleet, not including vessels chartered out.

    (2)
    Number of days that our vessels were earning revenue, not including vessels chartered out.

    (3)
    Number of days that our vessels were available for hire, not including vessels chartered out.

    (4)
    Revenue tons is a measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

    (5)
    Time Charter Equivalent rate, or TCE, is defined as voyage revenue less voyage expenses during the year divided by the number of available days during the year. Voyage expenses include the following expenses: fuel, port call, commissions, stevedore and other cargo-

      related and miscellaneous voyage expenses. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

        The following table shows revenues attributed to our principal cargoes:

	Year Ended December 31,
	2005		2006		Increase (Decrease)
Cargo	In Thousands	As a % of Total Voyage Revenue	In Thousands	As a % of Total Voyage Revenue	In Thousands	%
Steel products	$71,952	41.0	$68,921	36.5	$(3,031)	(4.2)
Metal concentrates	26,070	14.8	27,473	14.5	1,403	5.4
Other bulk cargo	20,485	11.7	25,027	13.3	4,542	22.2
Agricultural products	8,426	4.8	23,152	12.2	14,726	174.8
Project cargo	1,164	0.7	11,884	6.3	10,720	921.0
Rolling stock	14,385	8.2	9,739	5.2	(4,646)	(32.3)
General cargo	9,884	5.6	6,878	3.6	(3,006)	(30.4)
Fertilizers	14,596	8.3	6,499	3.4	(8,097)	(55.5)
Automotive products	3,880	2.2	4,568	2.4	688	17.7
Other	4,754	2.7	4,871	2.6	117	2.5

Total voyage revenue	$175,596	100.0	$189,012	100.0	$13,416	7.6

Time charter revenue

        Time charter revenue decreased 11.7% from 2005 to 2006. As mentioned in components of revenue and expense above, the key factors driving time charter revenue are the number of days that vessels are chartered out and the daily charter hire rates.

        Average charter hire rate decreased $2,111 per day, or 12.6%, from $16,785 per day for 2005 to $14,674 per day for 2006. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The decrease in average time charter rates from 2005 to 2006 is reflective of higher than usual rates that we received in 2005. Charter hire rates have improved during the second half of 2006 as the overall worldwide shipping markets have improved.

        During 2006 and 2005, we had two vessels (the Navajo Princess and Inca Maiden) chartered-out with NYK, since January 2004 and November 2003, respectively. These charters are renewable every six months. The average daily rates for 2006 and 2005 are $14,218 and $15,267, respectively, which made up $10.1 million and $11.1 million of time charter revenue, respectively. At December 31, 2006, these time charters were due to expire in September and July 2007, respectively.

        The number of vessels time chartered out, time charter days, daily charter rates and daily time charter equivalent rates for 2005 and 2006 were as follows:

	Year Ended December 31,
	2005	2006
Number of vessels(1)	12	12
Time charter days(2)	4,257	4,301
Daily charter hire rates(3)	$16,785	$14,674
Daily time charter equivalent rates(4)	$15,797	$13,604

    (1)
    Weighted average number of vessels chartered out.

    (2)
    Number of days vessels earned charter hire.

    (3)
    Weighted average charter hire rates.

    (4)
    Time Charter Equivalent or "TCE" rates for vessels that are time chartered out, are defined as time charter revenue during the year reduced by commissions divided by the number of available days during the year. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue. No voyage expenses are deducted because they are not applicable.

        The following table shows the change in the number of freight voyage days and time charter days in 2005 and 2006:

	Year Ended December 31,
			Increase (Decrease)
	2005	2006
Freight voyage days	6,628	7,818	1,190	18.0%
Time charter days	4,257	4,301	44	1.0%

Total voyage days	10,885	12,119	1,234	11.3%

Voyage expense

        Voyage expense consists of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense as well as commissions and bunker fuel costs. The principal components of voyage expense were as follows:

	Year Ended December 31,
	2005			2006			Increase (Decrease)
	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	As a % of Voyage Expense	As a % of Revenue	In Thousands	%	As a % of Revenue
Fuel expense	$27,962	37.1	11.3	$37,041	44.5	14.6	$9,079	32.5	3.3
Commission expense	12,570	16.7	5.1	10,365	12.4	4.1	(2,205)	(17.5)	(1.0)
Port call expense	17,021	22.6	6.9	17,023	20.4	6.7	2	—	(0.2)
Stevedore and other cargo-related expense	10,901	14.5	4.4	11,968	14.4	4.7	1,067	9.8	0.3
Miscellaneous voyage expense	6,837	9.1	2.8	6,857	8.3	2.7	20	0.3	(0.1)

Voyage expense	$75,291	100.0	30.5	$83,254	100.0	32.8	$7,963	10.6	2.5

        Voyage expense increased 10.6% from 2005 to 2006, which was principally due to an increase in fuel expense. The 2.5% increase in voyage expense as a percentage of total revenue, 30.3% in 2005 to 32.8% in 2006, was primarily due to an increase in fuel expense which could not be fully recovered from our customers. The 32.5% increase in fuel expense was due to an increase in the average price per MT and an increase in consumption. During 2006, the average price per MT increased from $300 per MT in 2005 to $367 per MT. Consumption also increased from 93,294 MT for 2005 to 100,930 MT for 2006. The 17.5% decrease in commission expense from 2005 to 2006 was primarily due to the re-characterization of expenses due to our acquisition of TBS Shipping Services in June 2005 in connection with our initial public offering.

        Port call expense remained approximately the same in 2005 and 2006. The key factors driving port call expense are the number of port calls made by vessels, and to a lesser extent, port days. The number of port calls decreased from 873 port calls for 2005 to 853 port calls for 2006.

        Stevedore and other cargo-related expense increased 9.8% from 2005 to 2006. Stevedore and other cargo-related expense fluctuate based on the shipping terms that cargo is booked under and cargo volumes. For analysis purposes we group cargoes into three categories: (1) cargo booked under "free-in free-out" terms, which are shipments that the customer pays for all or part of the costs of loading and unloading, (2) cargo booked under "full liner" terms, which are shipments where we bear the costs of loading and unloading and (3) a combination of "free-in free-out" and full liner terms. Revenues from cargo booked under "free-in free-out" terms increased $6.1 million from $66.0 million for 2005 to $72.1 million for 2006. The increase in cargo booked under "free-in free-out" terms, resulted in a decrease to costs that were offset by an increase in cargo volumes. Cargo volumes increased from 3.2 million revenue tons for 2005 to 4.4 million revenue tons for the 2006.

Vessel expense

        Vessel expense consists of costs we incur to own and maintain our fleet that are not allocated to a specific voyage such as charter hire rates for vessels we charter-in, maintenance, insurance, and crewing expenses for vessels we control. The following table sets forth the basic components of vessel expense:

	Year Ended December 31,
	2005		2006		Increase (Decrease)
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	%
Chartered-in vessel expense	$31,119	45.3	$16,503	26.1	$(14,616)	(47.0)
Owned vessel expense	34,839	50.7	44,750	70.8	9,911	28.4
Space charter expense	2,753	4.0	1,952	3.1	(801)	(29.1)

Vessel expense	$68,711	100.0	$63,205	100.0	$(5,506)	(8.0)

        The 8% decrease in vessel expense from 2005 to 2006 was primarily due to a reduction in the number of chartered-in vessels and hire rates that we paid for chartered-in vessels offset by an increase in our owned vessel fleet.

        The 47% decrease in chartered-in vessel expense from 2005 to 2006 resulted principally from our chartering-in vessels for 836 fewer vessel days in 2006. We chartered-in vessels for 1,939 days during 2005 and 1,103 days during 2006. Adding to the decrease, the average rate per day we paid to charter in vessels decreased $1,087 per day to $14,962 per day in 2006 compared to $16,049 per day in 2005.

        The 2.8% decrease in vessel expense as a percentage of total revenue, from 27.7% in 2005 to 24.9% in 2006, was primarily due to a growth of our controlled fleet, which increased owned vessel expense and decreased chartered-in vessel expense.

Depreciation and amortization

        Depreciation and amortization for 2005 has been retrospectively adjusted for the change in the method of accounting for drydocking costs as previously discussed. The impact of this accounting change increased depreciation and amortization by $1.5 million. The $10.4 million increase in depreciation and amortization expense from $19.5 million in 2005 to $29.9 million in 2006 was mainly due to the growth of our controlled fleet, which increased from an average of 25 vessels in 2005 to an average of 32 vessels in 2006.

Management fees

        The following table sets forth the components of management fees:

	Year Ended December 31,
	2005		2006		Increase (Decrease)
	In Thousands	As a % of Management Fees	In Thousands	As a % of Management Fees	In Thousands	%
Technical management fees	$1,413	53.8	$—	—	$(1,413)	(100.0)
Operational management fees	1,211	46.2	—	—	(1,211)	(100.0)

Total management fees	$2,624	100.0	$—	—	$(2,624)	(100.0)

        We paid management fees to our affiliated service companies, Roymar for technical management and TBS Shipping Services for operational management. In connection with our initial public offering, we purchased the stock of these two service companies and accordingly their results of operations have been included in our consolidated financial statements as of the date of their acquisition in June 2005. Management fees shown above in 2005 include management fees through the date of acquisition. After the acquisition, when these affiliated companies became subsidiaries of the company, we continued to pay management fees; however, the fees have been eliminated in our consolidated financial statements and the actual costs of operations of these service companies have been included in general and administrative expenses.

        Technical management fees before elimination were $3.6 million in 2005 and $4.6 million in 2006. For 2006, the entire amount of technical management fees was eliminated in consolidation while in 2005 only the amount of technical management fees subsequent to our acquisition of those companies in June 2005, as discussed above, of $2.2 million was eliminated. The increase in technical management fees before elimination was primarily due to an increase in the average number of vessels under management, which increased from an average of 25 vessels in 2005 to an average of 32 vessels in 2006.

        Operational management fees before elimination were $3.0 million in 2005 and $3.4 million in 2006. For 2006, the entire amount of operational management fees was eliminated in consolidation while in 2005 only the amount of operational management fess subsequent to our acquisition of those companies in June 2005, as discussed above, of $1.8 million was eliminated. Operational management fees are based on voyage days, which increased 1,234 days, or 11.3%, from 10,885 days in 2005 to 12,119 days in 2006.

General and administrative expense

        The $9.7 million increase in general and administrative expense from 2005 to 2006 was primarily due to $3.5 million of additional professional fees that we incurred as a public company, including consulting fees dealing with the re-engineering of certain of our business processes to better meet our business needs as we grow. General and administrative expenses also increased due to a $4.2 million increase in salary and related costs, a $0.4 million increase in travel costs and a $1.6 million increase in other and miscellaneous expenses (principally office overhead costs) from 2005 to 2006.

        The increase in salary and related costs is a result of the timing of our acquisition of Roymar and TBS Shipping Services in late June 2005. Roymar and TBS Shipping account for all of our employees and, prior to our acquisition of these companies, charged us a management fee and commissions. Salary and related costs for 2005 was approximately $12.1 million and represents six months of payroll costs from the date of our acquisition of Roymar and TBS Shipping Services plus one-time salary and related costs. Salary and related costs for 2006 was approximately $16.4 million and represents 12 months of payroll costs. Included in 2005 salary and related costs is a one-time bonus of $2.2 million paid in June 2005 to our chief financial officer and a one-time share grant to our employees and related payroll taxes of $1.9 million made in connection with our initial public offering. Deducting these one-time costs and annualizing our 2005 payroll and related costs, payroll and related costs for 2006 are slightly higher.

        Other and miscellaneous costs, such as travel and representation costs, rents, utilities and other overhead costs for 2005 include only one-half year of costs from the date of our acquisition of Roymar and TBS Shipping Services in late June 2005; however, other and miscellaneous costs include a full year of costs for 2006.

        Prior to our acquisition of Roymar and TBS Shipping Services, we were charged management fees and commissions and these costs were reflected as management fees and as commissions included in voyage expense and not as general and administrative costs.

Income from operations

        The $12.1 million decrease in income from operations from 2005 to 2006 was mainly attributable to an increase in voyage expense, specifically fuel costs, depreciation, and general and administrative expense reduced by the gain on sale of vessels and a decrease in management fees, commissions and vessels costs. As discussed above, due to our acquisition of Roymar and TBS Shipping Services in late June 2005, management and commission charges were eliminated in the consolidation of our financial statements and the related costs were reflected in general and administrative expense. The net increase in expenses was partially offset by an increase in revenue. For the same reasons, our operating margin decreased from 25.9% for 2005 to 20.6% for 2006.

Interest expense

        The $2.3 million increase in interest expense from 2005 to 2006 was primarily due to higher average debt levels and higher interest rates.

Balance Sheet

Charter Hire Receivables

        Our gross charter hire receivables balance at March 31, 2008 and December 31, 2007 was $43.8 million ($43.3 million net of allowance for doubtful accounts) and $30.6 million ($30.1 million net of allowance for doubtful accounts), respectively. The increase in receivables was principally due to the timing of payments received on voyages loading near the end of the period and higher revenue volume.

        Our gross charter hire receivables balance at December 31, 2006 and December 31, 2007 was $25.8 million ($25.4 million plus the allowance for doubtful accounts of $0.4 million) and $30.6 million ($30.1 million plus the allowance for doubtful accounts of $0.5 million), respectively.

        In accordance with our reserve policy, we review the outstanding receivables by customer and voyage at the close of each quarter and identify those receivables which are deemed to be at risk for collection and reserve the appropriate amount. At March 31, 2008, our reserve totaled $0.5 million, which was approximately the same as the reserve at December 31, 2007.

Prepaid Expenses and Other Current Assets

        Prepaid expense and Other Current Assets at March 31, 2008 decreased $1.0 million from the December 31, 2007 balance. The decrease is primarily due to the collection of a $1.6 million claim involving the Savannah Belle.

Other Commitments

        Our contractual obligations as of March 31, 2008 are shown in the following table (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations(1)	$336,750	$74,068	$143,514	$76,716	$42,452
Estimated variable interest payments(2)	55,183	17,665	23,086	8,901	5,531
Operating lease obligations(3)	38,245	10,058	12,486	10,890	4,811
Other purchase obligations(4)(5)(6)	164,200	76,900	87,300	—	—
Total contractual obligations	$594,378	$178,691	$266,386	$96,507	$52,794

1)
As of March 31, 2008, we had $336.8 million of indebtedness outstanding under loans to our subsidiaries that we guarantee, $39.3 million under the $40.0 million credit facility with Credit Suisse, $75.0 million under the $75.0 million credit facility with DVB Group Merchant Bank (Asia) Ltd., $35.0 million under the $35.0 million credit facility with AIG Commercial Equipment Finance, $142.5 million under the $142.5 term loan with Bank of America and $45.0 million under the $150.0 million credit facility with the Royal Bank of Scotland for the new vessel building. The above schedule does not reflect future advances of $105.0 million under the $150.0 million credit facility with the Royal Bank of Scotland for the new vessel building.

2)
Amounts for all periods represent our estimated future interest payments on debt facilities outstanding at March 31, 2008 based on an estimated annual interest rate of 6% which approximates interest rates at March 31, 2008.

3)
Operating lease obligations include obligations under seven-year bareboat charters for the Seminole Princess and the Laguna Belle and office leases.

4)
On February 19, 2008, we entered into a memorandum of agreement to purchase the Athinoula (renamed Canarsie Princess) for $30.3 million. We paid a deposit of $3.0 million on February 19, 2008 and the balance of $27.3 million is to be paid upon delivery during the second quarter of 2008.

5)
We had outstanding purchase obligations at March 31, 2008 to build and purchase six new vessels as follows (dollars in thousands):

Owning Subsidiary	Hull Number	Total	Less than 1 year	1-3 years
Argyle Maritime Corp.	NYHS200720	$14,400	$7,000	$7,400
Caton Maritime Corp.	NYHS200721	21,400	14,000	7,400
Dorchester Maritime Corp.	NYHS200721	28,400	14,000	14,400
Longwoods Maritime Corp.	NYHS200723	21,400	—	21,400
McHenry Maritime Corp.	NYHS200724	21,400	7,000	14,400
Sunswyck Maritime Corp.	NYHS200725	28,400	7,000	21,400
Total		$135,400	$49,000	$86,400

Approximately $105.0 million of the purchase obligation for the new vessels will be funded under the $150.0 million credit facility with The Royal Bank of Scotland for the new building program.

6)
In connection with the new building program, we entered into a contract for the supervision and inspection of vessels under construction. As of March 31, 2008, commitments under the contract were $1.3 million, with $0.4 million due within one year and $0.9 million due between one and three years.

Fuel and other inventories

        Fuel and other inventories at March 31, 2008 increased $2.6 million to $13.7 million at March 31, 2008 from the December 31, 2007 balance of $11.1 million. Approximately $0.6 million of the increase in fuel inventory at March 31, 2008 as compared to December 31, 2007 was due to an increase in average fuel prices. At March 31, 2008, the combined average price for industrial fuel oil/marine diesel oil, or IFO/MDO, increased to $575 per metric ton from a combined average price of $537 per metric ton at December 31, 2007. There was also a $1.2 million increase due to higher quantities of fuel on board the vessels at March 31, 2008 as compared to December 31, 2007. Changes in fuel quantities result principally from the timing of vessel refueling and the number of vessels having fuel inventory. The number of vessels having fuel inventory will fluctuate from period to period based on the number of vessels on time charter. When a vessel is time chartered out, the fuel on board the vessel is sold to the charterer and later repurchased at a price stipulated in the charter party agreement. Vessels having fuel included in inventory increased to 30 vessels as of March 31, 2008 as compared to 24 vessels as of December 31, 2007. Other inventories, consisting primarily of lubricating oil, increased by $0.9 million. Lubricating oil on board the vessels at March 31, 2008, vary principally from the timing of deliveries to the vessels.

        Fuel and other inventories increased $3.8 million during 2007 from a December 31, 2006 balance of $7.3 million to $11.1 million at December 31, 2007. Approximately $2.7 million, or 88.1%, of the increase in fuel inventory at December 31, 2007 was due to an increase in average fuel prices. The combined average price for industrial fuel oil/marine diesel oil, or IFO/MDO, increased from $346 per metric ton at December 31, 2006 to $537 per metric ton at December 31, 2007. There also was a $0.4 million increase due to higher quantities of fuel on board the vessels at December 31, 2007, as compared to December 31, 2006. Vessels having fuel included in inventory increased from 23 vessels as of December 31, 2006 to 24 vessels as of December 31, 2007. There was also an increase of $0.6 million in lubricating oil on board the vessels during 2007, resulting principally from the timing of deliveries to the vessels.

        Fuel and other inventories decreased $0.3 million from the December 31, 2005 balance of $7.6 million. Approximately $1.1 million of the decrease was due to lower quantities of fuel on board the vessels at December 31, 2006. The change in fuel quantities resulted principally from the timing of vessel refueling and from fewer vessels having on-board fuel included in inventory. Vessels having fuel included in inventory decreased from 24 vessels as of December 31, 2005 to 23 vessels as of December 31, 2006, as more vessels were time chartered out. Adding to the decrease in fuel inventory at December 31, 2006 was a decrease in average fuel prices of approximately $0.2 million. The combined average price for IFO/MDO decreased from $352 per metric ton at December 31, 2005 to a combined average price of $346 per metric ton at December 31, 2006. The decrease in fuel inventory at December 31, 2006 was offset by an increase of $1.0 million in lubricating oil on board the vessels at December 31, 2006, which results principally from the timing of deliveries to the vessels.

Off-Balance Sheet Arrangements

        At March 31, 2008, we had interest rate swap agreements outstanding with a total notional amount of $171.9 million. See section "Quantitative and Qualitative Disclosures about Market Risk" for additional information.

Liquidity and Capital Resources

        Our principal sources of funds are operating cash flows and long-term bank borrowings. Our principal uses of funds are capital expenditures to grow and maintain the quality of our fleet and keep us in compliance with international shipping standards and regulations, working capital requirements and principal repayments on outstanding loan facilities and capital lease obligations.

        During 2008, we increased our working capital with the following funding arrangements:

  •
  In April, we entered into a commitment with a bank for a $13.0 million credit facility to replenish operating funds used to purchase the Ottawa Princess (formerly the Wedellsborg) and entered into a commitment with a bank for a $12.5 million credit facility to replenish operating funds used to purchase the Caribe Maiden (formerly the Frijsenborg).

  •
  In March, we amended and restated our existing Bank of America Credit Facility. In connection with the amendment, we increased the term loan facility to $142.5 million and the revolving credit facility to $125.0 million. We borrowed $142.5 million under the term loan credit facility to pay outstanding principal and interest on the existing credit facility, closing costs and fees. The remaining amount of $18.9 million was used for general corporate purposes. At March 31, 2008, we had no borrowings outstanding under the revolving credit facility.

  •
  We borrowed an additional $10.0 million during the quarter under our $150.0 million credit facility with The Royal Bank of Scotland to fund the construction payments due on the building of six new multipurpose vessels with retractable tweendecks.

  •
  In February, we borrowed $20.0 million available under the Credit Suisse credit facility to replenish working capital used to purchase the vessel Oneida Princess. We fixed the index rate on the notional amount of $20.0 million of this debt at the average rate of 3.59% to 2013.

  •
  We borrowed $35.0 million from AIG Commercial Equipment Finance, Inc. to replenish operating funds used to purchase the Mohave Maiden, the Zuni Princess and the Hopi Princess.

  •
  In January, we borrowed $75.0 million, under a syndicated credited facility by DVB Group Merchant Bank (Asia) Ltd. The funds were used to replenish funds used to exercise a purchase option for seven tweendeck vessels chartered-in under a sale-leaseback arrangement, to fund additional vessel acquisitions and for general corporate purposes. In addition to replacing the high interest cost capital lease obligation with lower borrowing costs debt, we fixed the index rate at 2.92% for the entire term of the credit facility.

Cash Flows from Financing Activities

  Year Ended December 31, 2007

        We increased our working capital during 2007 with several funding arrangements. In January 2007, we added an additional $20.0 million under our existing $140.0 million Bank of America credit facility, which contains both a term loan facility and a revolving facility. We increased the revolving credit facility by $15.0 million, from $65.0 million to $80.0 million, and we borrowed an additional $5.0 million under the term loan facility. Outstanding borrowings under the entire credit facility increased $15.6 million between December 31, 2006 and December 31, 2007, and we used the proceeds to fund vessel acquisitions.

        In March 2007, we entered into a credit agreement with a syndicate of lenders led by The Royal Bank of Scotland for a $150.0 million term loan credit facility to finance the building and purchase of six new multipurpose vessels with retractable tweendecks. At December 31, 2007, we had drawn down $35.0 million under this facility.

        In December 2007, we entered into a credit agreement with Credit Suisse for a $40.0 million term loan credit facility to replenish working capital used to purchase two vessels. We drew down $20.0 million in December after the delivery of the Arapaho Belle. The remaining $20.0 million was drawn down in February 2008 after the delivery of the vessel Oneida Princess.

        Also in December 2007, we entered into a commitment with a syndicate of lenders led by DVB Group Merchant Bank (Asia) Ltd. for a $75.0 million credit facility to replenish funds used to exercise a purchase option for seven tweendeck vessels chartered-in under a sale-leaseback arrangement, to fund additional vessel acquisitions and for general corporate purposes. We completed the loan transaction and received the funds in January 2008.

        We believe that our current cash balance, together with the net proceeds from this offering, our operating cash flows and available borrowings under our existing credit facilities will be sufficient to meet our liquidity needs for at least the next 12 months.

  Year Ended December 31, 2006

        Net cash provided by financing activities was $13.7 million in 2006. In 2006, we entered into a $140.0 million credit facility with a syndicate of banks led by Bank of America, comprised of a $75.0 million term credit facility and a $65.0 million revolving credit facility. We used this credit facility to pay off most of our then-existing lenders and to fund vessel acquisitions. In July 2006, we borrowed $75.0 million under the term credit facility and $10.0 million under the revolving credit facility to repay existing lenders $83.5 million and pay transaction costs. We borrowed an additional $48.0 million under the revolving credit facility to fund the acquisition of four vessels during 2006. We made debt repayments totaling $112.9 million, consisting of $80.4 million to repay existing lenders and pay transaction costs related to the early repayment of loans, $29.3 million in scheduled debt principal payments and $3.2 million to pay down a portion of the revolving credit facility when we sold the Dakota Belle. We also paid $3.3 million toward obligations under capital leases and $3.1 million in deferred financing costs related to the new credit facility.

        Net cash used in financing activities was $116.6 million for 2005 consisting of: $61.7 million of net proceeds from the issuance of Class A common shares in our public offering and $95.0 million long-term bank borrowing to finance the purchase of vessels and pay transaction costs, reduced by $9.9 million in repayment of obligations under capital leases, including payments of the purchase options of $2.5 million and $3.8 million under the capital leases for the Rockaway Belle and Comanche Belle (renamed the Huron Maiden), respectively, $27.8 million in repayment of debt principal, and payment of dividend on preferred shares of $150,000.

Cash Flows from Investing Activities

  Three Months Ended March 31, 2008

        Using capital from operations and borrowings, we made the following acquisitions and capital improvements:

	Three Months Ended March 31,
	2007	2008
	(in millions)
Vessels purchased	$—	$148.4
Take over costs	0.0	1.2
Construction in progress	44.5	22.4
Deferred drydocking costs	4.9	3.1
Vessel improvements and vessel equipment	2.8	2.8
Other fixed asset additions	1.0	2.3
Less vessel deposits paid in 2007 for a vessel delivered in 2008	—	(14.8)

Total vessel acquisitions / capital improvement	$53.2	$165.4

        We acquired six vessels that were delivered during the first quarter of 2008 for a total purchase price of $148.4 million, including $14.8 million paid in 2007. In connection with these vessels and others that we recently acquired, we incurred takeover costs of $1.2 million. We used cash from borrowings and operations to fund the acquisitions.

  •
  In connection with our construction program to build six newly designed multipurpose vessels with retractable tweendecks we made payments to the ship building yard and incurred capitalized costs totaling $22.4 million. These ships were designed by a TBS team drawn from all phases of our operation specifically to optimize our efficient cargo transportation in our trade lanes, support the requirements of our loyal customer base and enhance the growth of our business. Two of the vessels are scheduled for delivery in 2009, and four vessels are scheduled for delivery in 2010. The project is being funded from our $150.0 million credit facility with The Royal Bank of Scotland and operating cash flow.

  •
  In the first quarter 2008 we drydocked five vessels for a total cost of $3.1 million, including four vessels we acquired that were drydocked by us for the first time for a cost of $0.9 million.

  •
  Vessel improvements and vessel equipment additions during the three months ended March 31, 2008 totaled $2.8 million, including $1.0 million in steel renewals.

        We made a deposit of $3.0 million for the Canarsie Princess (formerly the Athinoula) which is scheduled to be delivered in the second quarter of 2008.

        Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the ongoing maintenance of our currently owned ships and the acquisition of newer ships. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire appropriate ships on favorable terms.

        We believe that our current cash balance, as well as operating cash flows and available borrowings under our existing credit facilities, will be sufficient to meet our liquidity needs for the next year.

  Year Ended December 31, 2007

        Net cash used in investing activities was $97.8 million and $155.1 million for 2006 and 2007, as follows:

	Year Ended December 31,
	2006	2007
	(in millions)
Vessels purchased	$69.3	$85.6
Takeover costs	4.6	2.8
Construction in progress, excluding deferred financing costs of $2.0 million in 2007	0.3	60.6
Deferred drydocking costs	0.0	23.3
Vessel improvements and vessel equipment	18.1	27.3
Other fixed asset additions, principally computer equipment	5.5	3.9
Less vessel deposit paid in 2006 for a vessel delivered in 2007	—	(1.7)

Total vessel acquisitions/capital improvement	$97.8	$201.8

        We contracted to purchase nine vessels during 2007, including six vessels that were scheduled for delivery during the first quarter of 2008, for a total cost of $234.0 million. In connection with the acquisitions of these vessels, we paid $85.6 million for vessels delivered during 2007, including $1.7 million paid in 2006. We incurred takeover costs of $2.8 million, and we made deposits of $14.8 million for vessels scheduled to be delivered in 2008. We used cash from operations and borrowings to fund the acquisitions.

        Our construction program to build six custom designed multipurpose vessels with retractable tweendecks was started in 2007. A TBS team drawn from all phases of our operations designed these ships to optimize our efficient cargo transportation in our trade lanes, support the requirements of our customer base and enhance the growth of our business. During 2007, we made payments totaling $60.6 million, which comprised $55.9 million paid to the Chinese shipyard, $2.9 million in fees and capitalized interest (excluding $2.0 million in fees classified as deferred finance cost in the consolidated statements of cash flows) and $1.8 million for design and professional fees. Two of the newbuilding vessels are scheduled for delivery in 2009, and four vessels are scheduled for delivery in 2010. We are funding the project with borrowings from our Royal Bank of Scotland credit facility and from operating cash flows. To the extent that additional funds may be required, we intend to borrow from our Bank of America revolving credit facility. Steel cutting has been completed for one vessel and keel laying is scheduled to be accomplish in March 2008. The shipyard began steel cutting for a second vessel at the end of December 2007.

        During 2007, we drydocked 21 vessels for a total cost of $23.3 million, including $16.8 million in costs for 15 vessels that we acquired recently and drydocked for the first time. Drydock costs included approximately $8.8 million of elective steel renewal and reinforcements that might otherwise have been required during the next five to 10 years. These elective steel renewal and reinforcements were made in conjunction with the scheduled vessel drydockings to upgrade each vessel.

        Vessel improvements and vessel equipment additions during 2007 totaled $27.3 million. These costs included $4.2 million in leasehold improvements made to the Laguna Belle and Seminole Princess in connection with the installation of retractable decks in each vessel. The conversion provides us additional flexibility when deploying these vessels.

        Capital expenditures and debt repayment in 2007 were offset by net proceeds of $39.5 million from the sale-leaseback of the Seminole Princess and Laguna Belle, $12.8 million generated from the sale of the Maya Princess and $9.7 million received from the casualty loss and sale of the Huron Maiden.

  Year Ended December 31, 2006

        During 2006, investing activities consisted of $97.8 million in vessel acquisitions and capital improvements, a $1.7 million deposit for the purchase of the vessel Blu Mistral II (renamed Nanticoke Belle), which was delivered in April 2007, $0.5 million for an investment in and loan to a joint venture with GMT Shipping Line Ltd. and $0.5 million for an investment in the initial public offering of Dangote Sugar Refinery Plc. Dangote Sugar Refinery Plc and its related entity, Dangote Industries Limited, together are major customers. Investing activities for 2006 also included sales proceeds of $3.2 million for the sale of the Dakota Belle and $0.5 million for the return of a security deposit made in connection with the Tamoyo Maiden claim. During 2006, we paid $97.8 million for vessel acquisitions and capital improvements, which consisted of: $69.3 million paid upon the delivery of four vessels; $4.6 million for takeover costs incurred in connection with recent vessel acquisition; $18.1 million for vessel capital improvements and drydockings; and $5.8 million for the purchase of other assets, including equipment which enables self-loading and discharging and computer equipment for vessels.

Dividend Policy

        We have not declared or paid and do not anticipate declaring or paying any cash dividends on our common shares in the foreseeable future. Because International is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to International. Provisions of our debt instrument and related loan agreements with The Royal Bank of Scotland prevent one of our subsidiaries from paying dividends to us. Provisions of our debt instrument and related loan agreements for our syndicated credit facility allow the subsidiaries borrowing under the credit facility to pay dividends to us but restrict us from declaring or making dividends or other distributions that would result in a default of the credit facility or exceed 50% of our prior year's consolidated net income. These restrictions may restrict International's ability to pay dividends on our common shares.

        Pursuant to Bermuda law, we cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due, or that the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital and our share premium accounts.

        Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

        The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend upon our earnings, financial condition, cash requirements and obligations to lenders at the time.

Significant Related Party Transactions

        As of March 31, 2008, Messrs. James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis, and Joseph E. Royce, were collectively the beneficial owners of approximately 59.4% of our issued and outstanding common shares. Each of these individuals also is a principal of and control TBS Commercial Group Ltd. and Beacon Holding Ltd. Messrs. Royce, McNelis, Blatte and Bayley own 31%, 15%, 9% and 36%, respectively, of each of TBS Commercial Group and Beacon. We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly or partly owned direct or indirect subsidiaries of either TBS Commercial Group or Beacon. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arm's-length negotiations with independent third parties. Under the arrangements with these commercial agents, we generally pay a commission on freight revenue booked by the agent, which is based upon market rates, and on certain freights where they attend to the receivers of the cargo. Commissions paid to TBS Commercial Group and Beacon for commercial agency services were approximately $5.3 million, $5.2 million and $7.1 million for the years ended December 31, 2005, 2006, and 2007, respectively. Port agency fees paid to TBS Commercial Group and Beacon are fees to the agents for attending vessels while in port, which are also based on market rates for such services. For the years ended December 31, 2005, 2006, and 2007, we paid approximately $0.9 million, $1.0 million and $1.0 million, respectively.

        TBS Commercial Group Ltd. made payments for consulting fees of $100,000 each to Mr. Royce and Mr. Blatte during 2006 and $60,000 to Mr. Blatte during 2007.

        Globe Maritime Limited occasionally acts as a broker for chartering and vessel sales and purchases. Globe is owned by James W. Bayley, who is a Company officer and member of the board of directors. During 2005, 2006 and 2007, we paid Globe approximately $49,000, $0.5 million and $0.2 million, respectively.

        Nautica Groupe, Ltd. is owned by TBS Commercial Group, which is owned by individuals who own a majority of TBS's common shares, some of whom are members of our board of directors. For the year ended December 31, 2005 we paid commissions of $25,000 to Nautica Groupe, Ltd. under a lease agreement with the previous owner of the vessel Comanche Belle. Commissions to Nautica Groupe, Ltd. ended on November 16, 2005 when we exercised the purchase option and acquired the vessel.

        During 2005, we paid $503,000 to Lawrence A. Blatte for legal services. Mr. Blatte became a senior executive vice president of the Company in March 2005, after which time he did not provide legal services to the Company or any of its subsidiaries and affiliates, and accordingly received no further payments for legal services. In addition, prior to March 2005 TBS Shipping Services paid Mr. Blatte $150,000 for legal services. After March 2005 Mr. Blatte did not provide legal services to TBS Shipping Services and no further payments for legal services were made.

        The Company performs all of its operational functions through two subsidiary management companies. Roymar provides technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.) and receives a monthly, per vessel, management fee of $12,029. TBS Shipping Services provides commercial and operational management including arranging insurance, claims processing, general administrative services and port agent services. A monthly per-vessel management fee of $8,447 is paid for operational management services and a commission of approximately 2.5% of revenue is paid for commercial agency services. Prior to our initial public offering in June 2005, Roymar and TBS Shipping Services were owned by individuals who own a majority of International's common shares, some of whom are members of our board of directors. In June 2005, International purchased all the stock of the companies and, accordingly, the results of operations of Roymar and TBS Shipping Services have been included in our consolidated financial statements from the date of acquisition. Consequently, while we continued to pay management fees and commissions, the fees and commissions are eliminated in consolidation. Included in the 2005 consolidated statement of income, for the period prior to the Company's acquisition in June 2005, are management fees paid to Roymar and TBS Shipping Services of $1.4 million and $1.2 million, respectively, and commissions paid to TBS Shipping Services for commercial agency services of $2.6 million.

        TBS Shipping Services maintains an office in Yonkers, New York that is leased from our chairman and chief executive officer, Joseph E. Royce. During 2005, 2006 and 2007, payments to Mr. Royce, as required under the lease, totaled $240,000 per year.

        Our board has delegated authority to the compensation committee to review and approve or ratify on an annual basis all transactions with our executive officers, directors, and affiliates.

Summary of Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties and could result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Claims Receivable

        Claims receivable represent claims for reimbursement of expenses incurred that have been or will be made under our hull and machinery and P&I insurance coverage. We record the probable amount that we expect to recover from insurance, net of the applicable deductible.

Fuel and Other Inventories

        Fuel and inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost, determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts, or fair value.

Impairment of Long-Lived Assets

        We are required to review for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Management performs impairment analyses when certain triggering events occur. The Company determined that there was no impairment of long-lived assets at December 31, 2006, December 31, 2007 and March 31, 2008.

Depreciation

        Vessels are stated at cost, which includes contract price and other direct costs relating to acquiring and placing the vessels in service, less accumulated depreciation. Major vessel improvements are capitalized and depreciated over the remaining useful lives of the vessels. Depreciation on vessels is calculated, based on cost less estimated residual value, using the straight-line method over the remaining useful life of the vessel. Depreciation on vessel improvements is calculated using the straight-line method over the remaining useful life of the vessel. The remaining useful life of each vessel is estimated as the period from the date the vessel is put in service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Maintenance and repair costs that do not improve or extend the useful lives of the vessels, other than drydock costs discussed below, are expensed as incurred.

Vessel construction in progress

        The Company capitalizes direct and indirect costs clearly associated with the development, design, and construction of six new vessels as these costs have a future benefit. Costs include installments paid to the shipyard, payments made to third parties in connection with the new vessel building program and interest costs incurred during the construction period, which is defined as the period from the start of construction until the date that each vessel is substantially complete and ready for use.

Drydock Costs

        We used the deferral method to account for planned major maintenance. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking, which is typically 30 months.

Deferred Financing Costs

        Deferred financing costs are amortized over the term of the related financing using the straight-line method, which is not materially different than the effective interest method. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in debt extinguishment gain or loss.

Revenue Recognition

        Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. We generally employ our vessels under time or voyage charters. With time charters, we receive a fixed charter hire per on-hire day and are responsible for meeting all the vessel operating expenses, including crew costs, insurance, stores and lubricants and repairs and maintenance. Time charter revenues are recorded over the term of the charter as service is provided. Revenue from time charters in progress at year-end is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

        In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. We are paid for the cargo transported and we pay all voyage expenses, such as fuel, port call expenses and commissions, and all vessel operating expenses. Under a voyage charter the revenues and related voyage expenses are recognized on the percentage of service completed at the balance sheet date by prorating the estimated final voyage revenue and expenses using the ratio of voyage days completed through balance sheet date to total voyage days. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different from the method of recognizing such costs as incurred in accordance with EITF Issue 91-9, method 5 on both a quarterly and annual basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Share-Based Compensation

        We adopted SFAS 123R effective January 1, 2006, using the modified prospective method which requires measurement of compensation cost for all share-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest.

Fair Value of Financial Instruments

        Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables and debt. We place our cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base, and their dispersion across many geographic areas. As of December 31, 2007, one customer accounted for 10.4% of charter hire receivables.

        The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

  •
  Cash and cash equivalents and charter hire and claims receivable—The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents and charter hire and claims receivables approximates their fair value due to the current maturities.

  •
  Short-term debt—The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments and their variable rates.

  •
  Long-term debt—The carrying amount of our long-term debt approximates fair value due to the variable interest rates on bank borrowings and based on the current rates offered to us for debt of the same remaining maturities.

  •
  Interest Rate Swap—We utilize certain derivative financial instruments to enhance our ability to manage interest rate risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. We do not enter into contracts for speculative purposes, nor are we a party to any leveraged derivative instruments.

        We are exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. We minimize our credit risk on these transactions by dealing only with leading, credit-worthy financial institutions and, therefore, do not anticipate nonperformance.

Foreign Currency Transactions

        The financial statements are expressed in United States dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Financial Derivative Instruments and Hedging Activities

        We seek to manage our interest rate risk associated variable rate borrowings with the use of derivative financial instruments. We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income (loss) or comprehensive income (loss) as applicable.

New Accounting Pronouncements

        In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities requiring enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Statement intends to enhance the current disclosure framework in Statement 133 by requiring: objectives for using derivative instruments and related hedged items be disclosed in terms of underlying risk that an entity is trying to manage; tabular presentation of the fair values, gains and losses of derivative instruments; disclosure of credit-risk-related contingent features; and cross referencing within financial statement footnotes. The Statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has early adopted SFAS 161 in the first quarter of 2008; refer to Note 8 Derivative Financial Instruments for adopted disclosures.

        In December 2007, the FASB issued Statement of Financial Accounting Standards, or SFAS, Statement No. 141(R), "Business Combinations." SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and noncontrolling interest in the acquiree and the goodwill acquired. The revision is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141(R) will not have an impact on our consolidated results of operations, cash flows, or financial position.

        In December 2007, the FASB issued SFAS Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51." This statement establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amount attributable to both the parent and the noncontrolling interests. The statement also establishes reporting requirements that provide sufficient disclosure that clearly identify and distinguish between the interest of the parent and those of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on our consolidated results of operations, cash flows, or financial position.

        In February 2007, the FASB issued SFAS Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115." SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact, if any, that SFAS 159 will have on our consolidated financial statements.

        In September 2006, the FASB issued SFAS Statement No. 157, "Fair Value Measurements," which defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. The accounting provisions of SFAS 157 are effective for the Company beginning on November 15, 2008. We have not yet determined the impact, if any, that SFAS 157 will have on our consolidated financial statements.

        Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2. FSP 157-1 amends SFAS 157 to exclude SFAS No. 13, "Accounting for Leases," (SFAS 13) and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

        We adopted SFAS 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. Non-recurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of SFAS 157 include those measured at fair value in goodwill impairment testing, indefinite lived intangible assets measured at fair value for impairment testing, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination.

Quantitative and Qualitative Disclosure about Market Risk

  Interest Rate Risk

        We are exposed to various market risks associated with changes in interest rates relating to our floating rate debt. To manage borrowing costs, we use derivative instruments, interest rate swaps, to effectively convert floating rate debt to fixed-rate debt. All derivative contracts are for non-trading purpose, and are entered into with major reputable financial institutions in an attempt to minimize counterparty risk.

        At March 31, 2008 we had $336.8 million of floating debt outstanding. In order to hedge the interest rate risk we entered into interest rate swap contracts that hedged approximately 51% of our outstanding debt at March 31, 2008. At March 31, 2008, we had interest rate swap contracts to pay an average fixed rate of 4.08% before loan margin and receive a floating rate of interest on the notional amount of $171.9 million. The fair value of interest rate swap agreements at March 31, 2008 was a liability of $6.9 million. We also entered into swap agreements, effective June 29, 2008, that fix our interest rate at 4.83%, before loan margin, on a notional amount of $20.0 million of debt. Interest loan margins over LIBOR at March 31, 2008 were 2.25%, 1.75%, 1.05%, 2.50% and 1.75% on $142.5 million, $45.0 million, $39.3 million, $75.0 million, and $35.0 million of debt, respectively.

        As an indication of the extent of our sensitivity to interest rate changes, an increase in the LIBOR rate of 100 basis points would have decreased our net income and cash flows for the three months ending March 31, 2008 by approximately $0.4 million based upon our net debt level at March 31, 2008, which was $164.9 million after deducting $171.9 million of debt hedged with interest rate swaps.

        The following table sets forth the sensitivity of our outstanding debt in U.S. dollars to a 100 basis point increase in LIBOR during the next five years on the same basis.

Year	Amount (in thousands)
2008	$947
2009	$895
2010	$136
2011	$27
2012	$218

Foreign Exchange Rate Risk

        We consider the U.S. dollar to be the functional currency for all of our entities. Our financial results are affected by changes in foreign exchange rates. Changes in foreign exchange rates could adversely affect our earnings. We generate all of our revenues in U.S. dollars, but incur approximately 8.6% of our operating expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At March 31, 2008, approximately 12.7% of our outstanding accounts payable were denominated in currencies other than U.S. dollars.

BUSINESS

        We are an ocean transportation services company that offers worldwide shipping solutions to a diverse client base of industrial shippers. We offer liner, parcel, bulk and charter services supported by a fleet of multipurpose tweendeckers and handysize and handymax bulk carriers. Over the past 15 years, we have developed our franchise around key trade routes between Latin America and Japan, South Korea and China, as well as ports in North America, Africa, the Caribbean, the Mediterranean and the Middle East. In addition to providing frequent, regularly scheduled voyages within our shipping network, we offer additional services such as cargo scheduling, loading and discharge that offer a fully integrated shipping solution to our customers. Our fleet currently totals 42 vessels, including 23 tweendeck vessels and 19 dry bulk vessels. For the three months ended March 31, 2008, we carried 2.0 million revenue tons of cargo, operated 93 voyages and generated total revenue and net income of $131.6 million and $45.4 million, respectively. For the three months ended March 31, 2007, we carried $1.5 million revenue tons of cargo, operated 59 voyages and generated total revenue and net income of $70.3 million and $14.4 million, respectively. Since January 1, 2008, we have entered into agreements to purchase two second-hand bulk carriers to be delivered in June 2008.

        We target niche markets, which include trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. In order to effectively serve these markets, we offer regularly scheduled voyages using our fleet of multipurpose tweendeckers and handysize and handymax dry bulk carriers. Tweendeck vessels are differentiated by their retractable decks that can create separate holds, facilitating the transportation of non-containerized cargo. Our vessels are able to navigate and service many ports with restrictions on vessel size and transport the many types of cargo that cannot be carried efficiently by container or large dry bulk carriers. The flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, salt, sugar, grain, chemicals, industrial goods, aggregates and general cargo.

        As part of our comprehensive ocean transportation service offering, we provide portside and inland logistics, related support services and solutions for challenging cargoes. To provide these services, we employed a professional staff of approximately 130 employees, with extensive experience and diverse backgrounds. In addition, our affiliate, TBS Commercial Group Ltd., has fully staffed agencies and representative offices on five continents, with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs. We believe this full-service approach to shipping provides a superior level of service that has resulted in the development of long-term relationships with our customers.

        Our customers rely on our regular service as an integral part of their supply chain, and many of these relationships have been established for over 10 years. We serve approximately 300 customers in 15 countries. We have developed long-term relationships with established and well-respected industrial shippers in diverse markets including mining, steel manufacturing, trading, heavy industry, industrial equipment and construction. We believe our business model allows us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

        Our ocean transportation services focus on Asia and Latin America. Based on increasing customer demand, we have extended our business model into several new markets, including North America, the

Middle East, the Mediterranean and Africa. We currently operate our vessels on six principal liner, parcel and bulk services:

Service	Routes	Cargoes
TBS Pacific Service	Eastbound: Japan, South Korea and China to the West, North and East Coasts of South America	Steel products, project cargo and general cargo
	Westbound: Peru and Chile to East Asia	Minerals, metals and fertilizer
TBS Latin America Service	Northbound: Brazil to Colombia, Venezuela, Caribbean basin and the West Coast of South America	Steel products, project cargo and general cargo
	Southbound: Colombia and Venezuela to Brazil and Argentina	Coal and petroleum coke
TBS North America Service	North America to the Caribbean basin, Brazil and Argentina	Fertilizer and agricultural products
TBS Middle East Carriers	Middle East region, including ports in the United Arab Emirates, Qatar and Kuwait	Bulk aggregates
TBS Mediterranean Service	Brazil and Argentina to ports in the Mediterranean	Steel products, project cargo and general cargo
TBS Ocean Carriers	Brazil to the West Coast of Africa	Bulk sugar and salt

        In addition to our liner, parcel and bulk services, we offer short- and long-term time charter services. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes. These contractual arrangements make the carrying capacity of entire vessels available to our customers at a flat per-day rate. As a complementary offering, in conjunction with our time charter services, we also offer complete voyage management services.

Our Competitive Strengths

        Established Presence Serving Niche Markets.    Over the past 15 years, we have developed a major presence in selected markets, serving trade routes between Latin America and Japan, South Korea and China, as well as ports in North America, the Middle East, the Mediterranean, Africa and the Caribbean. Within these routes, we have concentrated on serving customers, cargoes and ports that are not efficiently served by container ships or large dry bulk carriers. Over the course of our history, we have established long-standing relationships with key customers in these markets, including Dangote Industry Limited, Nippon Yusen Kaisha and Honeywell International since 2003, 1994 and 2002, respectively. We believe that, especially on routes between Japan and Korea and the West Coast and North Coast of Latin America, we carry a significant percentage of the available non-containerized liner and general cargoes.

        Unique, Full-Service Approach to Ocean Transportation.    Many of our customers consider us their partners in managing their ocean transportation shipping needs. In addition to ocean transportation, we provide a range of complementary services, including flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels, that provide our customers with a reliable door-to-door solution for their transportation needs. We have developed local teams of commercial agents and port captains who meet regularly with our clients so that we may more effectively meet their supply chain needs. Our agents provide customers with flexible cargo management options that support their inventory management needs, logistics solutions that assist them in distributing products to their customers and safe and reliable loading and discharge of cargoes. We have added self-loading and self-discharging capabilities to a number of our dry bulk carriers, enabling us to handle dry bulk cargoes in a variety of ports that lack shore-side cargo loading and discharging equipment.

        Expertise with Vessel Types Suited to Meet our Customers' Needs.    We have assembled a versatile fleet consisting of multipurpose tweendeckers and handysize and handymax bulk carriers that are well-configured to serve our targeted markets. We believe our multipurpose tweendeckers, which range in size from 17,324 dwt to 28,843 dwt, are ideally suited to transporting multiple cargoes on our liner and parcel services, as the existence of a retractable mezzanine deck, or tweendeck, allows us to carry different volumes of various cargoes. These vessels enable us to serve regular shippers of cargoes that are not easily containerized or are not large enough to justify a vessel's entire capacity. Our dry bulk carriers, which range in size from 22,558 dwt to 45,526 dwt, are suited to serve ports where the draft, length and beam of vessels are restricted and carry loads that do not require the capacity of larger vessels.

        Demonstrated Track Record of Expansion.    From our initial platform of serving Asia and Latin America, we have executed on our growth strategy such that today we also serve markets in North America, the Middle East, Africa, the Mediterranean and the Caribbean. Before launching a new product or service, we test demand with individual voyages serving markets that we believe will benefit from our fleet capabilities and full-service approach. Since December 31, 2004, we have grown our controlled fleet from 18 to 42 vessels, while retaining financial flexibility.

        Experienced Management Team Focused on Customer Service.    The day-to-day operation of a global ocean transportation services company requires close coordination among customers, land-based transportation providers and port authorities and personnel around the world. Our operation depends on management experience and expertise in matters ranging from vessel acquisition strategy to oversight of cargo loading and stowage. We employ sales and customer service professionals in 15 countries who meet regularly with shippers and consignees to anticipate the needs and address the concerns of customers in their respective markets. Joseph E. Royce, our Chief Executive Officer, and Gregg L. McNelis, our Chief Operating Officer, have over 70 combined years of experience in the shipping industry.

        Balance Sheet and Liquidity that Supports Continued Growth.    We believe that our current leverage and available capacity under our credit facilities provides us with the resources to continue our growth plan and increase our service offering to our customers. Our policy of retaining cash flow for reinvestment also provides us access to capital and increased flexibility to make acquisitions.

Our Business Strategy

        Our business strategy consists of providing reliable transportation services to leading industrial shippers over ocean trade routes. The key elements of our business strategy are:

        Focus on Increasing Cargo Volumes on Our Key Routes.    We intend to increase cargo volumes on our key Pacific and Latin American trade routes. In addition to our liner, parcel and general cargo services, we have established a third sailing from China and Korea carrying steel parcels to Mexico, Central and South America. By adding additional vessels and sailings to the markets we already serve, we believe we will be able to provide more regular service to our clients, which we expect will allow us to capture a larger share of their shipping needs, and gain new clients. Our affiliate, TBS Commercial Group Ltd., plans to increase the number of local commercial agents and port captains in order to expand our ability to serve additional customers.

        Develop New Trade Routes.    We intend to continue developing new trade routes, such as our Brazil-Nigeria route, and liner and parcel services, such as our Mediterranean and Middle East services. Our agents and port captains work closely with our clients, as well as potential clients, to identify additional services that we can provide. We target routes that share the characteristics of our established routes and appear suited to our fleet and our full-service approach. When developing new trade routes, we initially utilize chartered-in vessels and commit resources to acquire vessels for operation on those routes once we have determined that the economics of the route are favorable and sustainable.

        Expand Our Fleet of Focused Vessel Types.    We expect to acquire additional handysize and handymax bulk carriers in the secondhand market, subject to availability and market price considerations. We expect to expand our fleet of multipurpose tweendeckers primarily through our newbuilding program. These vessels are well-suited for our business strategy, for the needs of our customers and for the growth opportunities that we have identified. As part of our fleet management, we regularly evaluate the suitability of our vessels in meeting our anticipated needs and the anticipated needs of our customers. In connection with our expansion we have done the following since the beginning of 2007:

  •
  purchased and took delivery of ten vessels;

  •
  sold two vessels;

  •
  entered into Memoranda of Agreement to purchase two vessels, which are expected to be delivered in the second quarter of 2008; and

  •
  entered into ship building contracts with a Chinese shipyard to build six newly designed multipurpose tweendeck vessels. These 34,000 dwt vessels are a new larger class of multipurpose tweendeckers and their addition to our fleet will be a significant milestone in the implementation of our business plan to modernize and expand our tweendecker fleet. The ships were designed by a TBS team drawn from all phases of our operations specifically to optimize our efficient cargo transportation in our trade lanes, support the requirements of our loyal customer base and enhance the growth of our business.

        Focus on Customer Relationships.    We strive to develop long-term relationships as a key business partner with our customers by providing reliable ocean transportation services and consistently meeting or exceeding expectations. By developing strong customer relationships, we intend to capture an increasing share of our customers' seaborne cargo transportation and add new customers to our customer base.

        Continue to Provide Reliable Transportation Services.    By providing reliable service, we strive to enable leading industrial, construction, trading and mining companies to transport efficient amounts of cargo and schedule production volumes to maintain and enhance supply chain and inventory management on a global scale.

Fleet Overview

        As of March 31, 2008, our controlled fleet consisted of 42 vessels and comprised multipurpose tweendeckers and handysize and handymax bulk carriers. All of our vessels are dual-flagged in Panama and the Philippines. The following table provides information regarding the 42 vessels in our controlled fleet, which excludes vessels chartered in under short-term charter:

Vessel Name	Vessel Type	Year Built	Deadweight Weight Tons
Ainu Princess	Multipurpose Tweendecker	1987	17,324
Siboney Belle	Multipurpose Tweendecker	1987	17,324
Tamoyo Maiden	Multipurpose Tweendecker	1986	17,235
Kiowa Princess(3)	Multipurpose Tweendecker	1986	19,762
Seneca Maiden(3)	Multipurpose Tweendecker	1986	19,764
Aztec Maiden	Multipurpose Tweendecker	1984	19,777
Hopi Princess	Multipurpose Tweendecker	1984	20,401
Navajo Princess(3)	Multipurpose Tweendecker(1)	1987	21,902
Inca Maiden(3)	Multipurpose Tweendecker(1)	1986	22,133
Shawnee Princess	Multipurpose Tweendecker	1984	22,323
Caribe Maiden	Multipurpose Tweendecker	1987	22,800
Ottawa Princess	Multipurpose Tweendecker	1987	22,800
Taino Maiden	Multipurpose Tweendecker	1985	23,278
Tuckahoe Maiden	Multipurpose Tweendecker	1985	23,278
Cherokee Princess(3)	Multipurpose Tweendecker	1990	23,286
Apache Maiden(3)	Multipurpose Tweendecker	1987	23,325
Kickapoo Belle(3)	Multipurpose Tweendecker	1987	23,319
Oneida Princess	Handysize Bulk Carrier	1998	24,247
Mohegan Princess	Multipurpose Tweendecker	1983	26,276
Tayrona Princess	Multipurpose Tweendecker	1983	26,320
Mohave Maiden	Handysize Bulk Carrier	1984	28,074
Zuni Princess	Handysize Bulk Carrier	1984	28,166
Laguna Belle(2)	Multipurpose Tweendecker	1996	28,503
Seminole Princess(2)	Multipurpose Tweendecker	1997	28,503
Nanticoke Belle	Multipurpose Tweendecker	1989	28,835
Wichita Belle	Multipurpose Tweendecker	1991	28,843
Savannah Belle	Handysize Bulk Carrier	1982	22,558
Arapaho Belle	Handysize Bulk Carrier	1998	24,021
Rockaway Belle	Handymax Bulk Carrier	1982	35,025
Shinnecock Belle	Handymax Bulk Carrier	1985	37,451
Maori Maiden	Handymax Bulk Carrier	1984	37,734
Nyack Princess	Handymax Bulk Carrier	1984	38,885
Biloxi Belle	Handymax Bulk Carrier	1984	39,225
Miami Maiden	Handymax Bulk Carrier	1984	39,333
Iroquois Maiden	Handymax Bulk Carrier	1983	40,876
Alabama Belle	Handymax Bulk Carrier	1986	41,808
Sioux Maiden	Handymax Bulk Carrier	1989	42,248
Mohawk Princess	Handymax Bulk Carrier	1982	42,360
Yakima Princess	Handymax Bulk Carrier	1990	42,475
Chesapeake Belle	Handymax Bulk Carrier	1984	44,146
Tuscarora Belle	Handymax Bulk Carrier	1984	44,189
Manhattan Princess	Handymax Bulk Carrier	1982	45,526

(1)
These vessels are multipurpose tweendeckers with the ability to carry wheeled cargo such as automobiles, tractors or trailers. The vessel allows cargo to be "rolled on" and "rolled off" in addition to allowing cargo to be "lifted on" and "lifted off."

(2)
On January 30, 2007, International's wholly owned subsidiaries Fairfax Shipping Corp. and Beekman Shipping Corp. each sold and leased back a vessel pursuant to a sale-leaseback arrangement. Fairfax sold the vessel Seminole Princess to Adirondack Shipping LLC for $23.0 million, and Beekman sold the vessel Laguna Belle to Rushmore Shipping LLC for $22.0 million each pursuant to a Memoranda of Agreement. Fairfax had taken delivery of the vessel Seminole Maiden (formerly the Clipper Flamingo) for $23.1 million on November 10, 2006. Beekman had taken delivery of the vessel Laguna Belle (formerly the Clipper Frontier) for $22.0 million on November 15, 2006. Under the sale-leaseback arrangement, Fairfax entered into a seven-year bareboat charter with Adirondack and Beekman entered into a seven-year bareboat charter with Rushmore for their respective vessels. We used the proceeds from the sale to repay advances under the revolving credit facility. During 2007, we installed retractable decks into three of the cargo holds in each vessel; accordingly, the vessels were reclassified from bulk carriers to multipurpose tweendeckers.

(3)
These vessels were chartered in under sale-leaseback agreements, which were classified as capital leases until December 2007, when the purchase options were exercised.

  Multipurpose Tweendeckers

        Most of our multipurpose tweendecker vessels have retractable tweendecks that can convert a multipurpose tweendecker to a bulk carrier, and back again, depending on the cargo. Unlike container ships, which can carry only cargo that can be or has been pre-packaged into standard 20-foot or 40-foot containers, or bulk carriers that limit the ability to mix different cargoes in any one hold, multipurpose tweendeckers can be divided into multiple cargo compartments by a mezzanine deck, or tweendeck. The tweendeck permits the carriage of cargoes of differing sizes and shapes in the same or separate holds and permits greater flexibility in the stowage and carriage of cargo. Many of our vessels sailing eastbound from Asia will call at multiple Latin American ports to discharge cargo and load additional cargo for shipment to other ports. Cargoes are stowed in a manner that facilitates efficient loading and discharging.

        The following diagram shows a typical multipurpose tweendeck ship fitted for different types of cargo. The diagram illustrates how the tweendeck structure permits the carriage of different types of cargo on any voyage.

  Bulk Carriers

        Our bulk carriers range in size from 22,558 dwt to 45,526 dwt. Several of the vessels have equipment that enables self-loading and discharging in an effort to enhance our ability to serve a broad range of ports.

Trade Routes and Ports of Call

        We currently operate our vessels on six trade routes. We commenced operations in 1993, sailing between East Asia and the West Coast of South America. In 1995, we expanded our routes by adding sailings between the East and West Coasts of South America. In 2002, we began offering cargo service between North America and the East and West Coasts of South America and further expanded our routes by offering service from Brazil to West Africa and within the Middle East. During the third quarter of 2007 we began cargo service between the East Coast of South America and the Mediterranean. During the first quarter of 2008 we established a third sailing from China and Korea carrying steel parts to Mexico, Central and South America.

        We have taken a conservative approach to building our liner and parcel cargo service network. The initial sailings on each route typically are based on the requirements of a major customer. After regular sailings are established, we notify other potential customers of the service so their cargoes may be transported as well. As demand increases, we evaluate committing additional resources to serve the route, either by purchasing or chartering-in additional vessels. We plan the loading and stowage of cargo on each sailing to maximize our ability to add cargo as vessels call in selected ports to discharge cargo, increasing our utilization rate and maximizing revenue per sailing.

        A summary of our services is as follows:

        TBS Pacific Service Eastbound Liner Service operates routes from East Asia to the West, North, and East Coasts of South America. The service commenced operations in 1993 and currently provides on average two sailings per month. This service has regular sailing dates from ports in Japan, South Korea, and China. One vessel calls at ports in Colombia, Ecuador, Peru and Chile, and another sails through the Panama Canal to call at ports in Venezuela and the Caribbean basin. This service typically carries steel products, project cargo and general cargo.

        TBS Pacific Westbound Parcel Service originates in Peru or Chile and generally carries parcels of minerals, metal concentrate, and fertilizers to East Asia. The service currently operates at least two sailings per month.

        TBS Latin America Northbound Parcel Service commenced operations in 1995 and sails monthly from ports in Brazil to Colombia, Venezuela and the Caribbean basin. In addition, we provide sailings to ports on the West Coast of South America. The service is flexible with respect to types of cargoes, and typically carries mixed steel products, project cargo and general cargo. On occasion, cargoes on this service are supplemented in the course of a sailing, as discharged cargo is replaced by additional cargo along the route. As a result, this service requires particular consideration and monitoring of cargo organization and vessel scheduling, and benefits from our port captains' experienced oversight of the loading and unloading of cargoes.

        TBS Latin America Southbound Parcel Service commenced operations in 2007 and sails monthly from ports in Colombia and Venezuela to Brazil and Argentina. The service generally carries coal and petroleum coke.

        TBS North America Service commenced operations in 1996, sailing between North America and South America. In 2002, we began operating sailings on demand from the East Coast of the United States to the Caribbean basin, Brazil, and Argentina carrying fertilizer and agricultural products.

        TBS Middle East Carriers offers bulk service within the Middle East region with service from the United Arab Emirates to ports in Qatar and Kuwait. The service was suspended in September 2004 and resumed in January 2006.

        TBS Mediterranean Service offers parcel and bulk service to the East Coast of South America and the Mediterranean. TBS Mediterranean Service commenced operations in 2007 and transports cargoes of steel products, project cargo and general cargo from Brazil and Argentina to ports in the Mediterranean.

        TBS Ocean Carriers offers shipping solutions worldwide on a customer-by-customer basis. Services include transporting bulk sugar and salt from Brazil to the West Coast of Africa.

        Our liner, parcel and bulk services primarily carry steel products, salt, sugar, grain, fertilizers, chemicals, metal concentrates, aggregates and general cargo.

  •
  Steel products include specialty and carbon steel coils, steel pipe and structural steel used in infrastructure development, construction, oil and gas transmission and automotive and appliance manufacturing industries.

  •
  Fertilizers include ammonium sulfate shipped in bulk for use in commercial agriculture.

  •
  Metal concentrates include copper, zinc, silver and other metals generally shipped in small break-bulk lots from 1,000 to 10,000 metric ton parcels that are processed at their destinations by smelters into purer forms.

  •
  General cargo includes industrial machinery, spare parts, oil well supplies, trailers, industrial tanks, project cargo and other commercial goods used in industrial applications.

        In addition to our liner, parcel and bulk services on the trade routes described above, we offer shipping solutions worldwide on a customer-by-customer basis, primarily by time chartering-out vessels. Generally, we time charter vessels out on a long-term basis to customers seeking vessel tonnage and on a short-term basis to reposition a vessel or to take advantage of favorable charter hire rates through TBS Ocean Carriers; however, any of our services may time charter a vessel to meet customer needs. A time charter is a contractual arrangement under which a shipowner is paid for the use of a vessel on a per-day basis for a fixed period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. At March 31, 2008, the following 11 vessels of our controlled and owned fleet were time chartered out under charters expiring within one year: Miami Maiden, Alabama Belle, Shinnecock Belle, Wichita Belle, Hopi Princess, Chesapeake Belle, Mohave Maiden, Arapaho Belle, Inca Maiden and Navajo Princess. The Inca Maiden and Navajo Princess chartered-out until July and September 2008, respectively. These charters, which are renewable every six months, have been in effect with the same customer since November 2003 and January 2004, respectively.

        The following table shows the annual number of time charters out, related duration and gross charter revenue since 2003:

Year	Number of Charters	Duration	Gross Revenue
		(days)	(in thousands)
2003	58	2,439	23,625
2004	46	2,780	50,746
2005	55	4,257	71,456
2006	57	4,301	63,114
2007	67	3,659	88,365

Classification and Inspection

        The hull and machinery of every commercial vessel must be "classed" by a classification society authorized by its country of registry. Our vessels currently are enrolled with Lloyds Register of Shipping, or LR, Nippon Kaiji Kyokai, or NKK, American Bureau of Shipping, or ABS, Det Norske Veritas, or DNV, and Bureau Veritas, or BV. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and international conventions promulgated by the International Maritime Organization, or IMO. These include the Convention on Maritime Pollution Prevention, the International Safety Management Code, or ISM Code, and International Convention for the Safety of Life at Sea, or SOLAS. All of our vessels have been certified as being "in class" by their respective classification societies.

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of our controlled vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel also is required to be drydocked every two to three years for inspection of the underwater parts of the vessel. Our fleet of 36 vessels will result in approximately 72 drydockings over a five-year period. We anticipate drydocking approximately 14 vessels per year. We drydocked 21 vessels during 2007. The higher than normal number of vessels being drydocked in 2007 is principally due to the concurrence of required interim or special surveys for many of the vessels that we acquired during the last two or three years. Of the 21 vessels drydocked in 2007, ten vessels were acquired in 2005, two vessels were acquired in 2006 and three vessels were acquired in 2007. During 2008, we expect to have 16 vessels enter drydock.

        We have decided to use the drydockings as an opportunity to make steel renewal and reinforcements on many of the vessels to upgrade each vessel to our high standards. This includes making steel renewal and reinforcements that might be required during the next five to 10 years. If any defects are found in the course of a survey or drydocking, the classification surveyor will recommend appropriate repairs that must be made by the shipowner within the prescribed time limit.

        Our drydocking expenditures and surveys are being accounted for using the deferral method. Under the deferral method of accounting for drydocking, the actual costs incurred are deferred and amortized on a straight-line basis over the period through the date of the next drydocking.

Operations Management, Ship Management and Commercial Agents

        Substantially all of the operations, ship maintenance, supervision of crewing, technical support, purchasing, insurance, financial management services and network of commercial agents necessary to support our fleet and operate our business are supervised by three service companies.

        Two of the service companies, TBS Shipping Services Inc. and Roymar Ship Management Inc., are our wholly owned subsidiaries that we acquired from our principal shareholders at the time of our initial public offering in June 2005. These service companies manage the accounts of our other subsidiaries and, on their behalf, make payments and advances for costs associated with the operation of our business. The third service company, TBS Commercial Group, is owned by certain of our shareholders—James W. Bayley, Lawrence A. Blatte, Gregg L. McNelis and Joseph E. Royce, as well as one of our former employees, Alkis N. Meimaris. Collectively, as of March 31, 2008, these individuals owned approximately 62.9% of our common shares and held approximately 53.3% of the voting power of our shares. Together these three companies employ approximately 270 experienced professionals who meet regularly with shippers and consignees to market our services in more than 15 countries and address the needs and concerns of our customers.

  Operations management

        TBS Shipping Services coordinates services to customers, integrates the activities of our commercial agency network, oversees charter activities, administers voyages and provides accounting services, including the preparation of the account ledgers and financial statements of International and its subsidiaries.

  Ship management

        Roymar manages our controlled fleet providing experienced technical management staff and a full range of vessel maintenance capabilities to ensure that we maintain a high level of ship performance. The services provided by Roymar include:

  •
  supervising the recruiting of crew;

  •
  obtaining spares, stores and provisions necessary on board the vessels;

  •
  implementing our maintenance program;

  •
  arranging for and supervising all drydocking procedures;

  •
  arranging for surveys and inspections according to requirements of classification society, flag state and port state rules and regulations;

  •
  maintaining high safety and environmental protection standards in compliance with the ISM Code and SOLAS;

  •
  arranging for insurance of the vessels; and

  •
  identifying vessels to acquire and negotiating purchase options on vessels that we charter.

        We are fully responsible for the maintenance of our controlled fleet. We make every effort to prevent delays at sea or in port caused by malfunctions or breakdowns. Roymar deploys superintendents, including master mariners and engineers, to supervise the maintenance of our controlled fleet. We minimize operation costs through continuous onboard supervision of our vessels and use of the vessels' crews for ship maintenance. We believe that our preventive maintenance practice has extended the lives of the vessels in our controlled fleet, minimized drydocking expenses and nearly eliminated downtimes and off-hire periods resulting from speed deficiencies, stoppages at sea and vessel breakdowns. Every two to three years each of the vessels in our controlled fleet is drydocked and undergoes maintenance, and every five years each of the vessels in our controlled fleet is subject to special surveys.

  Commercial agents

        We have established a network of long-term commercial and operational relationships with affiliated commercial agency service companies. The majority of these service companies are wholly- or partly-owned by TBS Commercial Group. Our principal shareholders own TBS Commercial Group. These service companies employ sales and customer service professionals who meet regularly with shippers and consignees to anticipate the needs and address the concerns of our customers. These professionals are locally-based personnel who give us a competitive advantage by enabling us to have our representatives meet personally with our customers. We believe that personal attention to customers has played a critical role in our growth and success. Our method of operation focuses on sales and service for long-term sustained expansion. The agreements with TBS Commercial Group are subject to the approval of the compensation committee of our board of directors. We paid TBS Commercial Group approximately $6.2 million, $6.2 million, and $8.0 million in 2005, 2006, and 2007, respectively.

Employee and Labor Relations

        As of December 31, 2007, we had approximately 130 office employees located in Yonkers and Scarsdale, New York. Additionally, we have contracted with three unaffiliated manning agents, Aboitiz Jebsen Bulk Transport Corp., Intermodal Shipping, Inc., and Magsaysay Maritime Corp. to provide approximately 960 Filipino officers and non-officers to crew our vessels. We are not a party to the contracts with the seagoing personnel who are required to have appropriate maritime licenses. Historically our labor relations have been good.

Customers

        We believe we distinguish ourselves from our competition by offering proven reliability, frequent and on-time service, flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels. This customer focus has enabled us, through our affiliated agents, to develop long-term relationships with established and well-respected industrial shippers in diverse markets including mining companies, steel manufacturers, trading companies, heavy industry, industrial equipment enterprises and construction companies. Our business model allows us to respond rapidly to our customers' changing demands and short delivery windows increasing the value of our services to them as we enable them to schedule production and distribution.

        A substantial majority of our repeat business is based on our relationships and reputation with our customers, and is not governed by long-term contracts. The percentages of consolidated revenues from our major customers are as follows:

	Year Ended December 31,
Customer
	2005	2006	2007
Dangote Industry Limited	12.1%	15.1%	13.4%
Nippon Yusen Kaisha	5.7%	4.6%	3.5%

        No other customer accounted for more than 5% of our gross revenues.

        We transport cargo throughout the world, including the United States. The amount of voyage revenue generated by country is as follows:

	Year Ended December 31,
Country
	2005	2006	2007
Brazil	$50,922,219	$52,254,353	$72,965,220
Japan	27,102,181	33,424,214	40,615,093
Chile	21,602,403	15,249,919	11,348,157
United States	15,906,784	21,729,772	20,425,292
Peru	16,311,236	16,825,238	32,149,714
United Arab Emirates	655,879	9,415,493	24,572,954
Venezuela	12,327,840	8,516,162	4,611,675
Korea	6,633,213	6,022,940	5,778,944
Argentina	3,280,876	1,574,104	15,189,231
China	11,815,693	16,171,405	21,692,570
Others	9,037,486	7,828,589	14,844,527

	$175,595,810	$189,012,189	$264,193,377

        Revenue attributed to these countries is based on the location where the cargo is loaded. Time charter revenue by country cannot be allocated because we do not control the itinerary of the vessel.

Competition

        The cargo markets we serve are highly competitive. Our competition on the routes we serve consists primarily of regional shipping companies focused on the breakbulk market, international bulk shipping companies competing in the large lot segment of the bulk metal concentrates market and larger shipping concerns that compete in diverse shipping segments in addition to the breakbulk market. We compete on the basis of targeting niche markets that include trade routes, ports and cargoes not efficiently served by many larger shipping companies. We focus on smaller lots of 1,000 to 10,000 metric tons in the bulk metal concentrates market in Chile and Peru, whereas other bulk shipping companies focus on shipments of 20,000 to 45,000 metric tons of bulk metal concentrates. We also compete with the regional shipping companies by delivering superior customer service and global solutions.

Environmental and Other Regulations

  Vessel environmental regulations

        Ocean shipping is affected by extensive and changing environmental protection and other laws and regulations. These laws and regulations take the form of international conventions and agreements, including the IMO conventions and regulations and SOLAS, with which all internationally trading vessels must comply, and national, state and local laws and regulations, all of which are amended frequently. Compliance with these laws and regulations may entail significant expenses at any time, including expenses for ship modifications and changes in operating procedures, which could have an adverse effect on our results of operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the owned vessels will depend upon a number of factors, we believe that we have and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

        In the United States, we may be exposed to various federal, state and local environmental laws, ordinances and regulations, may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances and may be held liable to a governmental entity or to third parties in connection with any such contamination. These laws typically impose cleanup responsibility, and liability under these laws has been interpreted to be strict, joint and several, and subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from releases may be substantial.

        Although we do not transport petroleum products, we are subject to the U.S. Oil Pollution Act of 1990, or OPA 90, because we use petroleum products for fuel and because of the possibility of accidents involving oil tankers presents an exposure to our vessels. Under OPA 90, vessel owners, operators and bareboat charterers are responsible parties and are jointly, severally and strictly liable, unless the spill results solely from the act or omission of a third party, an act of God or an act of war, for all containment and cleanup costs and other damages resulting from the discharge or threatened discharge of oil into the navigable waters, adjoining shorelines or the 200 nautical mile exclusive economic zone of the United States. OPA 90 limits the liability of responsible parties for such costs and damages to the greater of $600 per gross ton of the vessel or $500,000 per non-oil tanker vessel that is over 300 gross tons, subject to possible adjustment for inflation. The Federal Water Pollution Control Act, or FWPCA, imposes significant civil penalties as well as strict, joint and several liability on responsible parties for removal costs and natural resource damages arising from the discharge of oil or other hazardous substances into U.S. navigable waters, adjoining shorelines, waters of the contiguous zone and areas of the outer continental shelf and deepwater ports. The Comprehensive Environmental Response, Compensation & Liability Act of 1980, or CERCLA, imposes strict, joint and several liability on responsible parties for releases and threatened releases of hazardous substances (other than oil) whether on land or at sea, subject to limits depending on the nature of the vessel and its cargo. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. The limits on liability under OPA 90, FWPCA and CERCLA do not apply if the discharge is caused by gross negligence, willful misconduct, or in the cases of OPA 90 and CERCLA, the violation by a responsible party or its agent of any applicable safety, construction or operating regulation. The statutory limits on liability may not apply in certain other instances, including if the responsible parties fail or refuse to report the incident or refuse to cooperate and assist in connection with oil removal activities. In addition, OPA 90, FWPCA and CERCLA specifically permit individual states to impose their own liability regimes with regard to oil and hazardous waste releases occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations under these laws. We intend to comply with all applicable state regulations in ports where we call.

        Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA 90 limitation on liability of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton. The P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance.

        Port State authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS. Vessels under certain flags are more likely to be subject to inspections by the Coast Guard.

        The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA 90 and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to meet new maintenance and inspection requirements, develop contingency arrangements for potential spills and obtain insurance coverage.

  Other regulations

        Operation of our vessels also is affected by the recently adopted requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Noncompliance with the ISM Code may subject shipowners or bareboat charterers to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. Our owned vessels and Roymar, the technical manager for our vessels, are ISM Code certified.

        We are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest.

Security

        Since the terrorist attacks of September 11, 2001, a variety of initiatives intended to enhance vessel security have been enacted, including the Maritime Transportation Security Act of 2002, or MTSA. Coast Guard regulations require that vessels operating in waters subject to the jurisdiction of the United States implement a number of security measures. Similarly, a new chapter of SOLAS, which came into effect in July 2004, dealing specifically with maritime security imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Since July 1, 2004, to engage in international trade, a vessel must have an International Ship Security Certificate, or ISSC, which attests to the vessel's compliance with SOLAS security requirements and the ISPS Code, from a recognized security organization approved by the vessel's flag state. ISPS Code requirements include:

  •
  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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  on-board installation of ship security alert systems that do not sound on the vessel but instead alert the onshore authorities;

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  development of vessel security plans;

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  permanent marking of a ship's identification number on its hull;

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  maintenance of a continuous synopsis record onboard showing a vessel's history, including the name of the vessel and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owners and their registered address; and

  •
  compliance with flag state security certification requirements.

Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided they have a valid ISSC on board. Our vessels comply with all MTSA, SOLAS and ISPS Code requirements and vessel certifications, which are kept current by Roymar.

Insurance

        Our business is subject to normal hazards associated with owning and operating vessels in international trade. The operation of ocean going vessels carries an inherent risk of catastrophic marine disaster, including oil spills and other environmental accidents, as well as property losses caused by adverse weather conditions, cargo loss or damage, mechanical failures, human error, war, terrorism and business interruption due to political circumstances in foreign countries, hostilities, piracy and labor action. Not all risk can be insured against and the policies have certain deductibles for which we are responsible. We also cannot assure you that any specific claim will be paid. We believe that our current insurance coverage is adequate to protect us against normal accident-related risk involved in the conduct of our business. Our principal insurance policies include:

        Hull and machinery and war risks insurance includes coverage for damages to a vessel's hull and machinery in a collision, as well as basic perils of the sea and contributions for general average and salvage charges. This coverage includes the risk of actual or constructive total loss for our controlled fleet. Each vessel is insured for at least its fair market value, with a deductible of $75,000 per vessel per incident under the hull and machinery coverage and no deductible under the war risk coverage. The respective owners of the other vessels that we charter-in maintain insurance on those vessels, and we maintain time charter liability insurance to a limit of $100 million per incident.

        Protection and Indemnity Insurance, or P&I insurance, includes coverage for oil pollution, damage to docks and other installations and coverage against third-party liabilities encountered in our commercial operations. It also includes coverage for the death, injury or illness of our crew. Our P&I insurance is provided by mutual marine insurance associations, or P&I Clubs. P&I Clubs are formed by shipowners to provide protection from large financial losses to one member by contribution towards the loss by all members. We are subject to potential additional premiums for prior years due to funding requirements and coverage shortfalls of the clubs in the event claims exceed available funds and reserves. We also are subject to future premium increases based on prior year underwriting loss experience. We have an overall coverage limit of $5.0 billion for damage to cargo and third-party liabilities $3.0 billion for crew and passenger claims and a sublimit for oil pollution of $1.0 billion per vessel for each accident or occurrence. Deductibles range from $5,000 to $20,000 depending on the nature of the claim.

        Other Insurance is maintained for legal expenses with respect to freight and demurrage and defense claims. We also carry limited insurance covering the loss of revenue resulting from extended vessel off-hire periods.

Taxation

  International's U.S. tax status

        Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation generally is subject to U.S. federal income tax in respect of shipping income derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, also called U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Accordingly, in the absence of an exemption from tax under Section 883 of the Code, our gross U.S. source shipping income would be subject to either a 4% tax imposed without allowance for deductions or to a net basis tax.

        The net tax regime is applicable if we are considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income and substantially all of such shipping income is attributable to regularly scheduled transportation. The U.S. source shipping income to which the net tax regime is applicable, net of applicable deductions, would be subject to an effective tax rate of up to 54.5% and certain interest paid would be subject to a 30% branch interest tax, or such lesser percentage as may be available under an applicable treaty. Any gain derived from the sale of a vessel, if considered to be from U.S. sources, also would be partly or wholly subject to the net tax regime. If the net tax regime does not apply, the gross tax regime will apply. Under the gross tax regime, our U.S. source shipping income, which, by operation of the source rule, cannot be more than 50% of our total shipping income, would be subject to a 4% tax imposed on a gross basis, without allowance for deductions.

        U.S. source shipping income of a foreign corporation will qualify for exemption from U.S. federal income tax under Section 883 of the Code if (i) the corporation is organized in a foreign country that grants an equivalent exemption to U.S. corporations (the "country of organization requirement"), (ii) the stock of the corporation, or the direct or indirect corporate parent thereof (provided the parent is organized in a country that satisfies the country of organization requirement) is "primarily and regularly traded on an established securities market" in such country, in another country that grants the equivalent exemption from tax to U.S. corporations or in the United States, and (iii) certain other requirements are met, including that non-qualified shareholders, each holding 5% or more of a class of stock of the corporation, do not own 50% or more of the total value of such class of stock for more than one-half the days of the taxable year (together, the "publicly traded test"). This exemption is available whether or not the corporation has or is considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income. Regardless of whether our U.S. source shipping income qualifies for exemption under Section 883, gain realized on a sale of a vessel generally will not be subject to U.S. federal income tax, provided the sale is considered to occur outside of the United States for U.S. federal income tax purposes.

        We currently qualify for exemption under Section 883, because International and its subsidiaries currently are incorporated in jurisdictions that satisfy the country of organization requirement and we satisfy the publicly traded test by virtue of International's Class A common shares being primarily traded on the Nasdaq Global Select Market. Further, the aggregate ownership of all non-qualified 5% shareholders is less than 50% of the total value of the Class A common shares. If at any time we fail to satisfy the publicly traded test and we were unable to qualify for another applicable exemption, our U.S. source shipping income would be subject to U.S. federal income tax, either under the gross tax or net tax regime, each of which is described above.

  Federal and State Taxation of TBS International Limited's U.S. Subsidiaries

        Our U.S. subsidiaries, TBS Shipping and Roymar, are subject to U.S. federal and state income taxes on the income earned by the respective subsidiary.

  Bermuda Taxation of TBS International Limited

        There currently is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

  Marshall Islands Taxation of TBS International Limited

        Pursuant to the Marshall Islands Revised Code (the Association Law), a Marshall Islands non-resident corporation is exempt from any corporate profit tax, income tax, withholding tax on revenues of the entity, asset tax, tax reporting requirement on revenues of the entity, stamp duty, exchange controls or other fees. There is an agreement between the Marshall Islands and the United States for the exchange of information with respect to taxes.

MANAGEMENT

Directors and Executive Officers

        Set forth below is certain information regarding our executive officers and directors as of March 31, 2008.

Name	Age	Title
Joseph E. Royce	63	President, Chief Executive Officer, Chairman and Director
Gregg L. McNelis	52	Senior Executive Vice President, Chief Operating Officer and Director
Lawrence A. Blatte	78	Senior Executive Vice President
Ferdinand V. Lepere	55	Executive Vice President and Chief Financial Officer
William J. Carr	48	Vice President and Treasurer
James W. Bayley	68	Vice President and Director
Martin D. Levin	58	Director—New Shipbuilding Projects
John P. Cahill	49	Director
Randee E. Day	60	Director
William P. Harrington	50	Director
Peter S. Shaerf	53	Director
Alexander Smigelski	50	Director

        Joseph E. Royce:    Mr. Royce has been President, Chairman and a director since our inception, and Chief Executive Officer since March 2005. Since 1993, Mr. Royce has served as President of TBS Shipping Services and is responsible for supervising the vessels in our breakbulk, bulk and liner operations. Since 1978, Mr. Royce has organized and managed ventures engaged in ownership and operation of vessels. Between 1984 and early 1993, Mr. Royce was president of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide. Mr. Royce became a director of Covenant House, a New York not-for-profit corporation serving homeless children, in June 2007.

        Gregg L. McNelis:    Mr. McNelis has served as a director since February 2004 and as Senior Executive Vice President and Chief Operating Officer since March 2005. Since 1993, Mr. McNelis has served as Executive Vice President of the Commercial Department at TBS Shipping Services, where he manages the chartering department, responsible for commercial employment of liner and tramp vessels. He has worked with Mr. Royce for over 25 years, engaging in contract negotiations, time charters, voyage charters, contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as vice president of COTCO. Mr. McNelis has over 27 years experience working both in South America with shipowners and shipbrokering in New York.

        Lawrence A. Blatte:    Mr. Blatte has served as senior executive vice president since March 2005 and served as our corporate legal counsel from our inception until December 31, 2005. In January 2004, Mr. Blatte became vice chairman of TBS Shipping Services and in this role provides business development services. Mr. Blatte has practiced law for over 30 years. As a public servant, Mr. Blatte held the position of Mayor of the Village of Lawrence, New York from July 1, 1996 to June 30, 2002, and served as a Trustee of the Village from July 1, 1979 to June 30, 1996.

        Ferdinand V. Lepere:    Mr. Lepere has served as executive vice president and chief financial officer since March 2005 and as executive vice president of finance of TBS Shipping Services since January 1995, responsible for all financial, accounting, information systems and administrative matters. Mr. Lepere has over 29 years experience in shipping, most recently from February 1981 to December 1994 with Hapag-Lloyd A.G. as chief financial officer and board member of its American subsidiary. Mr. Lepere is a Certified Public Accountant and holds a Masters Degree in Finance and Accounting.

        William J. Carr:    Mr. Carr served as a director from 1998 until 2001 and since then as vice president, treasurer and resident representative in Bermuda. Mr. Carr serves as president and director of all of our ship-owning subsidiaries. Since 1986, Mr. Carr has served as president and sole owner of Windcrest Management Limited, a Bermuda company providing accounting, consulting, corporate management and registered office services to local and international businesses.

        James W. Bayley:    Mr. Bayley was elected as a TBS director in 2007, having previously served as a director from our inception in 1993 until 2006, and has been a vice president since March 2005. Since 1977, Mr. Bayley has served as managing director of Globe Maritime Limited, a company that is well established in the London shipping market. Mr. Bayley is a member of the Baltic Exchange and holds the title of Fellow of the Institute of Chartered Shipbrokers.

        Martin D. Levin:    Mr. Levin became our Director-New Shipbuilding Projects in July 2007 in connection with our fleet upgrade and renewal and newbuilding programs. He is a naval architect with specialized experience in dry cargo vessels and vessel construction in Chinese, U.S. and European shipyards. Between November 2003 and July 2007, Mr. Levin was President and sole owner of Marine Design LLC, a consulting firm providing technical and project management services to us and other companies in the maritime industry. Prior to November 2003, Mr. Levin was Vice President of Marine Design and Operations, Inc. for more than ten years, responsible for ship design and development, as well as management of new ship construction and conversions.

        John P. Cahill:    Mr. Cahill became a director in June 2007. Mr. Cahill is counsel at Chadbourne & Parke LLC, a law firm in New York City that he joined in March 2007. Mr. Cahill also is Co-Founder and CEO of the Pataki-Cahill Group, LLC, a specialized consulting firm in New York City that focuses on energy issues and asset privatization. He is an attorney with experience in both the private and public sectors. Mr. Cahill also serves as an appointed member of the New York State Commission of Investigations. From 2002 until 2006, Mr. Cahill served as the Secretary and Chief of Staff to the Governor of the State of New York, which is the highest ranking appointed official in New York State Government. Prior to this appointment, Mr. Cahill was Commissioner of the New York State Department of Environmental Conservation.

        Randee E. Day:    Ms. Day has served as a director and chairperson of the audit committee since 2001. Ms. Day is currently a managing director and head of Maritime Investment Banking at Seabury Group LLC, a New York based investment bank serving clients in the transportation industry. From 1985 until 2004, Ms. Day served as chief executive officer and president of Day and Partners, Inc., a financial consulting firm. Ms. Day became a director of Double Hull Tankers, Inc. in July 2005.

        William P. Harrington:    Mr. Harrington has served as a director since 2005 and is chairperson of the nominating and corporate governance committee. He is a partner and the head of the litigation practice group at Bleakley Platt & Schmidt, LLP, a law firm in White Plains, New York. He is an experienced trial attorney who has represented Fortune 500 companies in criminal, commercial, environmental, real estate and employment discrimination matters.

        Peter S. Shaerf:    Mr. Shaerf has served as a director since 2001 and is chairperson of the compensation committee. Mr. Shaerf is currently managing director of AMA Capital Partners LLC (formerly American Marine Advisors), a merchant banking firm exclusively focused on the maritime industry. From 2002 to April 2005, Mr. Shaerf was senior vice president of American Marine Advisors, Inc. From 1998 until April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specializes in the dry cargo and liner shipping industry. Mr. Shaerf is a director of General Maritime Corporation and Seaspan Corporation and a former director of MC Shipping Inc. and Trailer Bridge, Inc. Mr. Shaerf is also a director of The Containerization and Intermodal Institute and vice chairman of the government sponsored Short Sea Shipping Co-operative.

        Alexander Smigelski:    Mr. Smigelski became a director in June 2007. He is a senior partner with Kings Point Capital Partners, a New York based private equity firm investing in multiple strategies since 2006 and is presently the CEO of its Restaurant Division. Mr. Smigelski previously had a 17-year career on Wall Street, primarily with Merrill Lynch. In addition, he is a Master Mariner and was the youngest captain in the Exxon fleet.

SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the ownership of our common shares by the selling shareholders prior to the offering of the Class A common shares pursuant to this prospectus supplement, the number of Class A common shares offered hereby and the beneficial ownership by the selling shareholders after giving effect to the sale of shares pursuant to this offering. These calculations assume that the underwriters do not exercise their option to purchase additional shares. We expect that, in anticipation of selling shares pursuant to this prospectus supplement, certain shareholders will convert an aggregate of 1,014,000 of their Class B common shares into an equivalent number of Class A common shares. We expect that immediately following the offering, based on the number of shares issued and outstanding on May 9, 2008, we will have 17,462,996 Class A common shares and 12,390,461 Class B common shares issued and outstanding.

        Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the common shares owned by the shareholder and has the same address: c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, New York, 10710.

	Shares Beneficially Owned Before Conversion and Prior to Offering		Shares Beneficially Owned After Conversion and Prior to Offering		Shares Beneficially Owned After Conversion		Number of Shares Offered	Shares Beneficially Owned After Offering
	Class A	%	Class A	%	Class B	%	Class A	Class A	%
Executive officers and directors:
James W. Bayley(1)	467,939	3.2	467,939	3.0	796,268	6.4	75,000	392,939	2.3
Lawrence A. Blatte(2)	5,706	*	50,706	*	193,950	1.6	50,000	706	*
Gregg L. McNelis(3)	329,142	2.3	454,142	2.9	1,322,153	10.7	275,000	179,142	1.0
Joseph E. Royce(4)	1,446,208	10.0	1,796,208	11.6	3,062,545	24.7	350,000	1,446,208	8.3
Other selling shareholders:
BLATTE FAMILY
Barbara H. Blatte(5)	6,207	*	50,207	*	194,949	1.6	50,000	207	*
David C. Blatte	162,404	1.1	162,404	1.1	412,440	3.3	75,000	87,404	*
Amy Blatte Braunstein	162,404	1.1	162,404	1.1	412,440	3.3	75,000	87,404	*
McNELIS FAMILY
Susanne E. McNelis(6)	308,473	2.1	408,473	2.6	865,000	7.0	100,000	308,473	1.8
ROYCE FAMILY
Elaine M. Royce(7)	1,446,208	10.0	1,796,208	11.6	3,062,544	24.7	350,000	1,446,208	8.3

*
Less than 1% of the issued and outstanding shares in this class.

(1)
Includes 467,939 Class A and 796,268 Class B common shares held by Standcrown Limited. Mr. Bayley is the beneficial owner of Standcrown and has voting and investment power over the shares it owns. The address for Mr. Bayley and Standcrown is care of Globe Maritime Limited, 5th Floor, St. Magnus House, 3 Lower Thames Street, London EC3R 6HE, United Kingdom.

(2)
Includes 124,189 Class B common shares held by the Lawrence A. Blatte 2006 Qualified GRAT. Mr. Blatte is trustee of the Lawrence Blatte GRAT. He has sole voting and investment power over the shares he indirectly owns. Excludes shares beneficially owned by his wife, Mrs. Barbara Blatte. The address for Mr. Blatte is 198 Harbor View North, Lawrence, NY 11559.

(3)
Includes 150,710 Class A and 835,294 Class B common shares held by Mr. McNelis, 178,432 Class A and 243,267 Class B common shares held by the Gregg L. McNelis 2005 Irrevocable Trust, and 368,592 Class B common shares held by the Gregg L. McNelis 2006 Qualified GRAT. Mr. McNelis is trustee of the Gregg McNelis GRAT and has voting and investment power over the shares it owns. Mr. McNelis disclaims beneficial ownership of the shares held by the McNelis Trusts, except the Gregg McNelis GRAT. Excludes shares beneficially owned by his wife, Mrs. Susanne McNelis, and otherwise listed in the table.

(4)
Common shares beneficially owned include 1,146,472 Class B common shares held by Mr. Royce, 1,719,287 Class B common shares held by the Joseph E. Royce 2006 Qualified Grantor Retained Annuity Trust (GRAT), 1,446,208 Class A and 546,786 Class B common shares held by the Joseph E. Royce 2005 Irrevocable Trust and 684,890 Class A and 1,327,200 Class B common shares held by Treetops Holdings, LLC. Treetops is jointly owned by The Jeanine Royce 1997 Trust and The Laura Royce 1997 Trust. Mr. Royce is trustee of the Joseph Royce 2006 GRAT. He has sole voting and investment power over the shares he indirectly owns. Mr. Royce disclaims beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts. Excludes shares beneficially owned by his wife, Mrs. Elaine Royce.

(5)
Includes 127,128 Class B common shares held by the Barbara H. Blatte 2006 Qualified GRAT. Mrs. Blatte is trustee of the Barbara Blatte GRAT. She has sole voting and investment power over the shares she indirectly owns. Excludes shares beneficially owned by her husband, Mr. Lawrence Blatte. The address for Mrs. Blatte is 198 Harbor View North, Lawrence, NY 11559.

(6)
Includes 101,141 Class B common shares held by Mrs. McNelis, 178,432 Class A and 243,267 Class B common shares held by the Susanne E. McNelis 2005 Irrevocable Trust, 368,592 Class B common shares held by the Susanne E. McNelis 2006 Qualified GRAT, 43,347 Class A and 84,000 Class B common shares held by the Gregg L. McNelis Jr. 2004 Irrevocable Trust, 43,347 Class A and 84,000 Class B common shares held by the Diana McNelis 2004 Irrevocable Trust and 43,347 Class A and 84,000 Class B common shares held by the Brandon McNelis 2004 Irrevocable Trust. Mrs. McNelis is the trustee of each of the McNelis Trusts, except for the Gregg McNelis GRAT, and has voting and investment power over the shares owned by the trusts for which she is trustee. Mrs. McNelis disclaims beneficial ownership of the shares held by the McNelis Trusts, except the Susanne McNelis GRAT. Excludes shares beneficially owned by her husband, Mr. Gregg McNelis.

(7)
Common shares beneficially owned include 1,095,726 Class B common shares held by Mrs. Royce, 1,770,032 Class B common shares held by the Elaine M. Royce 2006 Qualified GRAT, 1,446,208 Class A and 546,786 Class B common shares held by the Elaine Royce 2005 Irrevocable Trust. Mrs. Royce is trustee of the Elaine Royce 2006 GRAT. She has sole voting and investment power over the shares she indirectly owns. Excludes shares beneficially owned by her husband, Mr. Joseph Royce. Mrs. Royce is a co-trustee of each of the Royce 1997 Trusts mentioned in footnote four. Mrs. Royce disclaims beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts.

DESCRIPTION OF SHARE CAPITAL

        The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws. Copies of our memorandum of association and bye-laws have been filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

General

        We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 24154. We were incorporated on November 26, 1997 under the name TBS International Limited. On February 15, 2001, TBS International Limited amalgamated with TBS Shipping International Limited, an exempted company incorporated under the laws of Bermuda, and the amalgamated company continued under the name TBS International Limited. Our registered office is located at Commerce Building, Chancery Lane, Hamilton, HM 12, Bermuda. Our agent for service of process in the United States is CT Corporation, 1633 Broadway, New York, New York 10019.

Share Capital

        Our authorized share capital consists of 75,000,000 Class A common shares and 30,000,000 Class B common shares, par value US$0.01 per share, and 1,000,000 undesignated preference shares par value US$0.01 per share. We expect holders of our Class B common shares will convert 1,014,000 Class B common shares into Class A common shares in anticipation of this offering. Before the anticipated share conversions and the issuance of shares pursuant to this offering, we will have 14,448,996 Class A common shares issued and outstanding, 13,404,461 Class B common shares issued and outstanding and no preference shares issued and outstanding. All of our common shares issued and outstanding prior to completion of this offering are fully paid.

        Subject to the requirements of the Nasdaq Global Select Market and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-residents of Bermuda to hold or vote our shares.

Common Shares

        Our Class A common shares and Class B common shares are identical in respect of the right to dividends and surplus assets on liquidation. The holders of Class A common shares will be entitled to one vote for each Class A common share on all matters submitted to a vote of holders of common shares while holders of Class B common shares will be entitled to one half of a vote for each Class B common share. The holders of Class A common shares may convert their Class A common shares into Class B common shares, and the holders of Class B common shares may convert their Class B common shares into Class A common shares, at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion does not cause International to become a controlled foreign corporation or cause one or more 5% shareholders (as defined in the bye-laws) to own 50% or more of the value of the Class A common shares. If at any time our board of directors determines that it is necessary or advisable for Class B common shares to be converted into Class A common shares to prevent International from becoming a controlled foreign corporation for U.S. federal income tax purposes or cause one or more 5% shareholders (as defined in the bye-laws) to own 50% or more of the value of the Class A common shares, the board may convert any or all of the Class B common shares into Class A common shares. Our bye-laws provide that any holder of Class A common shares that becomes a 5% shareholder (as defined in our bye-laws) must notify us as soon as practicable. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast by Class A and Class B shareholders, voting together as a single class, at a meeting at which a quorum is present.

        In the event of our liquidation, dissolution or winding up, the holders of Class A and Class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

        Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control over us.

Dividend Rights

        Our board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. Under our bye-laws, each Class A and Class B common share is entitled to dividends equally if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our Class A and Class B common shares.

Variation of Rights

        The rights attaching to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Meetings of Shareholders

        Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the president, the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least ten days notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting or in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares.

Access to Books and Records and Dissemination of Information

        The shareholders of a Bermuda company have the right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders and members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

        Our bye-laws provide that our board shall consist of not fewer than five nor more than 11 directors, and our board of directors currently consists of eight directors. At least a majority of our directors must be independent, as defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934.

        A director may be removed by the shareholders, provided notice of any shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal.

Amendment of Memorandum of Association and Bye-laws

        Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of certain bye-laws, such as the bye-laws relating to approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and the holders of shares carrying at least 66% of the votes attaching to all shares in issue.

Registrar and Transfer Agent

        A register of holders of the common shares will be maintained by Windcrest Management Limited in Bermuda, and a branch register will be maintained in the U.S. by American Stock Transfer & Trust Company, which will serve as branch registrar and transfer agent.

Certain Provisions of Bermuda Law

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

        We have obtained the Bermuda Monetary Authority's consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Global Select Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consents or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus supplement and the accompanying prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        This prospectus supplement and the accompanying prospectus may be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus supplement and the accompanying prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus supplement and the accompanying prospectus. In accordance with Bermuda law, share certificates are issued only in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates, at the request of the shareholder, may record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

MATERIAL U.S. INCOME TAX CONSEQUENCES TO
U.S. SHAREHOLDERS

        This discussion of certain provisions of the Code is based upon the Code, applicable Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No advance ruling has been or will be sought from the Internal Revenue Service, or IRS, regarding any matter discussed in this prospectus.

        This discussion of certain provisions of the Code does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor's decision to purchase Class A common shares. In particular, this discussion of certain provisions of the Code deals only with U.S. holders that will hold Class A common shares as capital assets (i.e., generally, property held for investment), and does not address the tax considerations relevant to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold Class A common shares as part of a hedge, straddle or other risk reduction arrangement, shareholders whose functional currency is not the U.S. dollar, or shareholders that own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Code, 10% or more of the voting power or value of International. This discussion of certain provisions of the Code also does not discuss federal taxes other than income taxes or other U.S. taxes such as state or local income taxes.

        Prospective investors are encouraged to consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of our Class A common shares under U.S. federal, state, local and other tax laws.

        For purposes of this discussion, the term U.S. holder means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the United States, any state or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

        If a partnership holds common shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common shares and partners in such partnerships are encouraged to consult their tax advisors.

Taxation of Dividends

        We do not anticipate paying any dividends on our Class A common shares for the foreseeable future. However, if we do pay dividends on our Class A common shares, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed under U.S. tax principles). Subject to the discussion below relating to the potential application of the passive foreign investment company rules, dividends paid by us to U.S. individuals, trusts and estates will be subject to tax at preferential rates (currently through 2010), provided that our Class A common shares are readily tradable on a U.S. securities market, such as the Nasdaq Global Select Market, and certain applicable holding period and other requirements are met. The amount of any distribution in excess of our current and accumulated earnings and profits will be applied first to reduce a holder's basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder's Class A common shares.

        Dividends paid by us generally will be foreign source income and will be foreign source "passive" income for purposes of the foreign tax credit provisions. Subject to complex limitations and conditions, any foreign withholding taxes will be treated as foreign income tax eligible for credit against a holder's U.S. federal income tax liability. Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

Sale or Other Disposition of Class A Common Shares

        For U.S. federal income tax purposes, and subject to the discussion below relating to the potential application of the "controlled foreign corporation" rules, you generally will recognize capital gain or loss on the sale or other disposition of Class A common shares equal to the difference between the amount realized upon the sale or other disposition and your adjusted tax basis in the Class A common shares sold or otherwise disposed of. Generally, any such gain or loss will be treated as U.S. source gain or loss for purposes of the foreign tax credit provisions. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you held the Class A common shares sold or otherwise disposed of for more than one year. Prospective investors are encouraged to consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts and estates) and losses (the deductibility of which is subject to limitations).

Classification of International as a Passive Foreign Investment Company

        Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the Class A common shares to be considered shares of, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the holder holds stock in the foreign corporation, at least 75% of such corporation's gross income is passive income or at least 50% of the value of such corporation's assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For these purposes, passive income means, among other things, dividends, interest, royalties, rents, certain gains but generally does not include rents and royalties received from third parties that are earned in the active conduct of a trade or business. We operate an active shipping business, and our gross income consists almost entirely of voyage income and time charter income that we earn in the conduct of our active business. Our voyage income is income earned from the ocean transportation services we provide, and such income, and the assets that we own and operate in connection with the production of such income, should not constitute passive income or assets for purposes of determining whether we are a PFIC. With respect to charter income, we treat such income as earned in the active conduct of our trade or business and not as passive rental income. Consequently, charter income would not be considered as passive income and the assets that we own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. However, even if the IRS were to successfully challenge our position regarding the treatment of charter income as active income, the amount of our charter income currently is not significant enough to cause us to be considered a PFIC. The determination of whether the Class A common shares constitute shares of a PFIC is a factual determination made annually and may be subject to change. Subject to certain exceptions, once a holder's shares are treated as shares in a PFIC, they remain shares in a PFIC. In addition, dividends received by a holder from a PFIC will not qualify for a preferential rate of taxation, as described above.

        If we are treated as a PFIC, contrary to the discussion above, a holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of the Class A common shares and (b) any "excess distribution" by us to the holder (generally, any distribution during a taxable year in which distributions to the holder on the Class A common shares exceed 125% of the average annual taxable distribution the holder received on the Class A common shares during the preceding three taxable years or, if shorter, the holder's holding period for the Class A common shares). Under those rules (a) the gain or excess distribution would be allocated ratably over the holder's holding period for the Class A common shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        A holder that owns Class A common shares during any year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a holder electing to be subject either to the qualifying electing fund or the mark-to-market regime for stock in a PFIC. Prospective investors are encouraged to consult their tax advisors about the U.S. federal income tax consequences to them of owning stock in a PFIC, including the availability the above-mentioned elections to such holder and the advisability of making such elections were we to become a PFIC in the future.

Backup Withholding and Information Reporting

        Distributions made on Class A common shares and proceeds from the sale of Class A common shares that are paid within the United States or through certain U.S.-related financial intermediaries to U.S. holders are subject to information reporting and may be subject to backup withholding tax unless, in general, the U.S. holder complies with certain procedures or is a corporation or other person exempt from such withholding.

        The U.S. federal tax discussion set forth above may not be applicable depending upon an investor's particular situation. Prospective investors are encouraged to consult their tax advisors, in their particular circumstances, with respect to the U.S. federal, state, local and other tax laws of the ownership and disposition of common shares.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated May 21, 2008, the underwriters named below, for whom Jefferies & Company, Inc. and Banc of America Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of Class A common shares indicated below:

Name	Number of Shares
Jefferies & Company, Inc.	1,700,000
Banc of America Securities LLC	1,020,000
Dahlman Rose & Company, LLC	680,000

3,400,000

        The underwriters are offering the Class A common shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common shares if any such shares are taken. However, the underwriters are not required to take or pay for the Class A common shares covered by the underwriters' option to purchase additional shares described below.

Option to Purchase Additional Shares

        We have granted the underwriters an option to purchase up to 510,000 additional shares of our Class A common shares at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares in the table above.

Commission and Expenses

        The underwriters have advised us that they propose to offer the Class A common shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.68 per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.10 per share to certain brokers and dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us or the selling shareholders as set forth on the cover page of this prospectus supplement. The Class A common shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

        The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriters by us and the selling shareholders and the proceeds, before expenses, to us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$51.000	$51.000	$173,400,000	$199,410,000
Underwriting discounts and commissions paid by us	$2.805	$2.805	$5,610,000	$7,040,550
Underwriting discounts and commissions paid by selling shareholders	$2.805	$2.805	$3,927,000	$3,927,000
Proceeds to us, before expenses	$48.195	$48.195	$96,390,000	$120,969,450
Proceeds to selling shareholders, before expenses	$48.195	$48.195	$67,473,000	$67,473,000

        We estimate expenses payable by us in connection with the offering of Class A common shares, other than the underwriting discounts and commissions referred to above, will be approximately $0.5 million.

Indemnification

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

        We, our officers and directors and the selling shareholders have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, contract to sell, sell any option (including any short sale) or contract to purchase, purchase any option or contract to sell, pledge, transfer, increase an open "put equivalent position" or decrease a "call equivalent position" within the meaning of the rules promulgated under Section 16 of the Securities Exchange Act of 1934, or

  •
  otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

  •
  file or cause to be filed a registration statement under the Securities Act with respect to any of the foregoing for a period of 90 days after the date of this prospectus supplement without the prior written consent of Jefferies & Company, Inc. and Banc of America Securities LLC.

        This restriction terminates after the close of trading of the Class A common shares on and including the 90 days after the date of this prospectus supplement. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Banc of America Securities LLC waive, in writing, such an extension.

        Jefferies & Company, Inc. and Banc of America Securities LLC may, in their sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our officers or directors or any of the selling shareholders providing consent to the sale of common shares prior to the expiration of the lock-up period.

Listing

        From the start of trading of our shares on June 24, 2005, the Class A Common Shares of TBS International Limited traded on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol "TBSI". We transferred the listing of our Class A Common Shares from the NASDAQ Global Market to the NASDAQ Global Select Market on October 11, 2007.

Electronic Distribution

        This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of the offering, or by their affiliates. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriter's website and any information contained in any other website maintained by the underwriter is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the Class A common shares is completed, SEC rules may limit underwriters from bidding for and purchasing shares. However, the representatives may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

        In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of Class A common shares and may purchase Class A common shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. "Naked" short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A "stabilizing bid" is a bid for or the purchase of Class A common shares on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the Class A common shares. A "syndicate covering transaction" is the bid for or purchase of Class A common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common shares or preventing or retarding a decline in the market price of our Class A common shares. As a result, the price of our Class A common shares may be higher than the price that might otherwise exist in the open market.

        The representatives may also impose a "penalty bid" on underwriters. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to the underwriters in connection with this offering if the shares of Class A common shares originally sold by the underwriters are purchased by the underwriters in a syndicate covering transaction and have therefore not been effectively placed by the underwriters. The imposition of a penalty bid may also affect the price of the Class A common shares in that it discourages resales of those shares.

        Neither we, nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common shares. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

        In connection with this offering, the underwriters may also engage in passive market making transactions in our Class A common shares on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of Class A common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

        The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

        Bank of America, N.A., an affiliate of Banc of America Securities LLC, is an administrative agent, the swing line lender and the letter of credit issuer under our $267.5 million credit facility. We may use a portion of the net proceeds from this offering to repay debt, including a portion of the borrowings under our Bank of America credit facility. Because Bank of America, N.A. may receive more than 10% of the net proceeds from this offering, this offering is being conducted in accordance with NASD Rule 2710(h). Pursuant to that rule, a qualified independent underwriter is not necessary in connection with this offering because a "bona fide independent market" (as defined by the NASD) exists in our Class A common shares.

NOTICE TO INVESTORS

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of our common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

          (a)   to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of our common shares to the public" in relation to any shares of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

        No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of our common shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus supplement or any other materials related to the offering or information contained therein relating to our common shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares of our common shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L.

412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom

        Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

        In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom or (2) persons who:

          (a)   are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

          (b)   are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order; or

          (c)   to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

        Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  a.
  you confirm and warrant that you are either:

  i.
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia ("Corporations Act");

  ii.
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  iii.
  a person associated with the company under section 708(12) of the Corporations Act; or

  iv.
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

  b.
  you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Japan

        This offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Italy

        The offering of our common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, our common shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to our common shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of our common shares or distribution of copies of this prospectus supplement or any other document relating to our common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing our common shares in the offering is solely responsible for ensuring that any offer or resale of shares of our common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

        This prospectus supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive; the provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

        Conyers Dill & Pearman, Hamilton, Bermuda, our special Bermuda counsel, will pass upon the authorization and validity of the Class A common shares being offered by this prospectus supplement. Gibson, Dunn & Crutcher LLP, New York, New York will pass upon certain legal matters for us in connection with this offering. Jones Day, New York, New York will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Debt Securities
Class A Common Shares
Preference Shares
Depositary Shares
Warrants

        We may offer from time to time:

  •
  senior or subordinated debt securities of TBS International Limited;

  •
  Class A common shares of TBS International Limited;

  •
  preference shares of TBS International Limited;

  •
  depositary shares of preferences shares of TBS International Limited; and

  •
  warrants for the purchase of common shares of TBS International Limited.

        We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

        The common shares of TBS International Limited are listed on the NASDAQ National Market under the symbol "TBSI."

        The address of our registered and principal office is Commerce Building, Chancery Lane, Hamilton HM 12, Bermuda. The telephone number at that address is (441) 296-9230. The mailing address for our executive office in the United States is c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, New York 10710, and the telephone number at that address is (914) 961-1000.

        These securities have not been approved by the Securities and Exchange Commission or any State securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities, if any, also will be set forth in the applicable prospectus supplement.

        Selling shareholders may offer and sell up to 1,400,000 shares in a number of different ways and at varying prices from time to time after the effective date of the registration statement of which this prospectus is a part. The prices at which the selling shareholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We and the selling shareholders will provide the specific terms of any offering of shares, including the price of the shares, in supplements to this prospectus.

Prospectus dated July 16, 2007.

About This Prospectus	1
Where You Can Find More Information	1
Our Company	3
Consolidated Ratio of Earnings to Fixed Charges	5
Use of Proceeds	5
General Description of Securities that We May Sell	5
Description of the Debt Securities	6
Description of Share Capital	12
Description of Depositary Shares	15
Description of Warrants	16
Selling Shareholders	16
Plan of Distribution	18
Legal Matters	19
Experts	19

        Consent under the Exchange Control Act 1972 of Bermuda (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our securities to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the NASDAQ National Market. This prospectus may be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a "shelf" registration statement that we have filed with the Securities and Exchange Commission (the "SEC"). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading "Where You Can Find More Information."

        This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

        We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

        Unless we have indicated otherwise, references in this prospectus to "International," "we," "us" and "our" or similar terms are to TBS International Limited, a Bermuda company, and its consolidated subsidiaries, except where we make clear that we mean only the parent company, TBS International Limited.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC's Internet site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The common shares of TBS International Limited are listed and traded on the NASDAQ National Market (the "NASDAQ"). You may also inspect the information we file with the SEC at the NASDAQ's offices. For further information on obtaining copies of our public filings at the NASDAQ National Market, you should call (212) 401-8700. Information about us, including our SEC filings, is also available at our Internet site at http://www.tbsship.com. However, the information on our Internet site is not a part of this prospectus or the accompanying prospectus supplement.

        The SEC allows us to "incorporate by reference" in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

  •
  the Registration Statement of TBS International Limited on Form 8-A filed on June 21, 2005;

  •
  the Annual Report of TBS International Limited on Form 10-K for the year ended December 31, 2006;

  •
  the Quarterly Report of TBS International Limited on Form 10-Q for the quarterly period ended March 31, 2007;

  •
  the Current Report of TBS International Limited on Form 8-K filed on January 26, 2007;

  •
  the Current Report of TBS International Limited on Form 8-K filed on February 5, 2007;

  •
  the Current Report of TBS International Limited on Form 8-K filed on March 6, 2007;

  •
  the Current Report of TBS International Limited on Form 8-K filed on April 2, 2007; and

  •
  the definitive Proxy Statements of TBS International Limited filed on April 30, 2007 and May 16, 2007.

        You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

      TBS International Limited
      Commerce Building
      Chancery Lane
      Hamilton, HM 12, Bermuda
      (441) 295-9230

        You should rely only on the information incorporated by reference or provided in this prospectus and any supplement and any free writing prospectus provided, authorized or approved by us. We have not authorized anyone else to provide you with other information.

OUR COMPANY

        We are an ocean transportation services company that offers worldwide shipping solutions through liner, parcel, bulk and vessel chartering services. Over the past 14 years, we have developed our franchise around key trade routes between Latin America and China, Japan and South Korea, ports within South America, as well as select ports in North America, Africa, the Caribbean and the Middle East. We provide frequent regularly scheduled voyages in our network, as well as cargo scheduling, loading and discharge for our customers. As of December 31, 2006, our fleet totaled 35 vessels, including 27 ships that we own, seven that we operate under charters with options to purchase and one that we charter-in without an option to purchase. Total assets at December 31, 2006 and 2005 was $403.1 million and $344.7 million, respectively. For the year ended December 31, 2006, we carried 4.4 million revenue tons of cargo, operated 226 voyages and generated total revenue and net income of $253.6 million and $39.1 million, respectively. For the year ended December 31, 2005, we carried 3.2 million revenue tons of cargo, operated 198 voyages and generated total revenue and net income of $248.0 million and $55.7 million, respectively.

        We target niche markets, including trade routes, ports and cargo not efficiently served by container and large dry bulk vessel operators. We focus on multipurpose tweendeckers and smaller dry bulk carriers that are able to navigate and efficiently service many ports with restrictions on vessel size. Many types of cargo cannot be containerized, and many dry bulk cargoes are shipped through ports that cannot accommodate large dry bulk carriers. By offering regularly-scheduled sailings into these markets along with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs, we are able to offer a superior level of service which has resulted in the development of long-term relationships with our customers. The flexibility of our fleet allows us to carry a wide range of cargo, including steel products, metal concentrates, fertilizer, salt, sugar, grain, chemicals, industrial goods, aggregates and general cargo.

        We operate our vessels on six principal routes:

  •
  TBS Pacific Service:

  •
  Our Eastbound liner service operates routes from East Asia to the West or North Coasts of South America. The service commenced operations in 1993 and currently provides on average two sailings per month. This service has regular sailing dates from ports in China, South Korea and Japan. One vessel calls at ports in Colombia, Ecuador, Peru and Chile, and another sails through the Panama Canal to call at ports in Venezuela and the Caribbean basin. This service typically carries steel products, project cargo and general cargoes.

  •
  Our Westbound parcel service originates in Peru, Ecuador or Chile and generally carries metal—concentrates, beet pulp pellets and fertilizers to East Asia. The service currently operates at least two sailings per month.

  •
  TBS Latin America Service commenced operations in 1995 and sails monthly from ports in Brazil to Colombia, Venezuela and the Caribbean basin. In addition, we provide sailings to ports on the West Coast of South America. The service is flexible with respect to types of cargoes, and typically carries mixed steel products, project cargo and general cargo. On occasion, cargoes on this service are supplemented in the course of a sailing, as discharged cargo is replaced by additional cargo along the route. As a result, this service requires particular consideration and monitoring of cargo organization and vessel scheduling, and benefits from our port captains' experienced oversight of the loading and unloading of cargoes.

  •
  TBS North America Service commenced operations in 1996, sailing between North America and South America. In 2002, we began monthly sailings from the East Coast of the United States to Brazil, Argentina and Peru carrying fertilizer cargoes for Honeywell International.

  •
  TBS Ocean Carriers offers shipping solutions worldwide on a customer-by-customer basis. Services include transporting wheat from Houston and sugar and salt from Brazil to the West Coast of Africa.

  •
  TBS Middle East Carriers offers bulk service within the Middle East region with service from ports in United Arab Emirates to ports in Qatar.

  •
  TBS Mediterranean Service offers parcel and bulk services between the East Coast of South America and the Mediterranean.

        Our time charter services include both short- and long-term time charters. Time charters offer our customers an alternative means to contract for ocean transportation of their cargoes and make the carrying capacity of entire vessels available to our customers, contracted out at a flat per day rate. In connection with our time charters, we offer complete voyage management services. As of December 31, 2006, we had eleven of our controlled vessels and one of our chartered-in vessels hired out under time charters. We provide complete voyage management services in connection with three of these charters.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, and for the three-month period ended March 31, 2007. For purposes of computing the ratio of consolidated earnings to fixed charges, "earnings" consists of earnings (loss) before income taxes and interest expense (including amortization of debt issuance cost and the portion of rents representative of interest), and "fixed charges" consists of interest expense (including amortization of debt issuance cost and the portion of rents representative of interest).

		Year Ended December 31,
	Three Months Ended March 31, 2007
		2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	5.5	3.5	4.7	5.1	*	**

*
Due to our loss in 2003, the ratio coverage was less than 1:1. With additional earnings of $1.8 million, we would have achieved a coverage ratio of 1:1.

**
Due to our loss in 2002, the ratio coverage was less than 1:1. With additional earnings of $1.1 million, we would have achieved a coverage ratio of 1:1.

Note: Currently, we do not have any preferred shares issued and outstanding; however, if such preferred shares were to be issued pursuant to this prospectus, a ratio of earnings to combined fixed charges and preferred dividends will be included in the prospectus supplement related to this offering.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures, investments in our subsidiaries, acquisition of second-hand vessels and the acquisition or construction of new build vessels.

        Our common shares also may be sold by certain shareholders in different ways and at varying prices from time to time after the effective date of the registration statement of which this prospectus is a part. We will not directly receive any of the proceeds from the sale of common shares by these selling shareholders.

GENERAL DESCRIPTION OF SECURITIES THAT WE MAY SELL

        We may offer and sell, at any time and from time to time:

  •
  senior or subordinated debt securities of TBS International Limited;

  •
  Class A common shares of TBS International Limited;

  •
  preference shares of TBS International Limited;

  •
  depositary shares of preference shares of TBS International Limited;

  •
  warrants for the purchase of common shares of TBS International Limited; or

  •
  any combination of these securities.

        The terms of any securities we offer will be determined at the time of sale. We may issue debt securities that are exchangeable for and/or convertible into common shares of TBS International Limited or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be filed with the SEC that will describe the terms of the offering and sale of the offered securities.

DESCRIPTION OF THE DEBT SECURITIES

        The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to those securities will be described in the applicable prospectus supplement. We may also sell hybrid securities that combine certain features of debt securities and other securities described in this prospectus. As you read this section, please remember that the specific terms of a debt security as described in the applicable prospectus supplement will supplement and may modify or replace the general terms described in this section. If there are any differences between the applicable prospectus supplement and this prospectus, the applicable prospectus supplement will control. As a result, the statements we make in this section may not apply to the debt security you purchase.

        As used in this "Description of the Debt Securities," the "Issuer" refers to TBS International Limited, as the issuer of the applicable series of debt securities and does not, unless the context otherwise indicates, include any of its subsidiaries.

        Capitalized terms used but not defined in this section have the respective meanings set forth in the applicable indenture.

General

        The debt securities that we offer will be either senior debt securities or subordinated debt securities. The Issuer will issue senior debt securities under an indenture, which we refer to as the senior indenture, to be entered into between the Issuer and the trustee named in the applicable prospectus supplement. The Issuer will issue subordinated debt securities under a different indenture, which we refer to as the subordinated indenture, to be entered into between the Issuer and the trustee named in the applicable prospectus supplement. We refer to both the senior indenture and the subordinated indenture as the indentures, and to each of the trustees under the indentures as a trustee. In addition, the indentures may be supplemented or amended as necessary to set forth the terms of the debt securities issued under the indentures. You should read the indentures, including any amendments or supplements, carefully to fully understand the terms of the debt securities. The forms of the indentures have been filed as exhibits to the registration statement of which this prospectus is a part. The indentures are subject to, and are governed by, the Trust Indenture Act of 1939, as amended.

        The senior debt securities will be unsubordinated obligations of the Issuer. They will rank equally with each other and all of our other unsubordinated debt, unless otherwise indicated in the applicable prospectus supplement. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt. See "Subordination of Subordinated Debt Securities." The subordinated debt securities will rank equally with each other, unless otherwise indicated in the applicable prospectus supplement. We will indicate in each applicable prospectus supplement, as of the most recent practicable date, the aggregate amount of the Issuer's outstanding debt that would rank senior to the subordinated debt securities.

        The indentures do not limit the amount of debt securities that can be issued thereunder and provide that debt securities of any series may be issued thereunder up to the aggregate principal amount that we may authorize from time to time. Unless otherwise provided in the prospectus supplement, the indentures do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities of the same series at more than one time and, unless prohibited by the terms of the series, we may reopen a series for issuances of additional debt securities, without the consent of the holders of the outstanding debt securities of that series. All debt securities issued as a series, including those issued pursuant to any reopening of a series, will vote together as a single class unless otherwise described in the prospectus supplement for such series.

        Reference is made to the prospectus supplement for the following and other possible terms of each series of the debt securities in respect of which this prospectus is being delivered:

  (1)
  the title of the debt securities;

  (2)
  any limit upon the aggregate principal amount of the debt securities;

  (3)
  the price at which the Issuer will issue the debt securities;

  (4)
  if other than 100% of the principal amount, the percentage of their principal amount payable upon maturity of the debt securities;

  (5)
  the date or dates on which the principal of the debt securities will be payable (or method of determination thereof);

  (6)
  the rate or rates (or method of determination thereof) at which the debt securities will bear interest (including any interest rates applicable to overdue payments), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, the record dates for the determination of the holders to whom interest is payable and the dates on which any other amounts, if any, will be payable;

  (7)
  if other than as set forth herein, the place or places where the principal of, premium and other amounts, if any, and interest, if any, on the debt securities will be payable;

  (8)
  the price or prices at which, the period or periods within which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at our option;

  (9)
  if other than the principal amount thereof, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity thereof;

  (10)
  our obligation, if any, to redeem, repurchase or repay debt securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof;

  (11)
  if other than denominations of $1,000 and any integral multiple thereof, the denominations in which securities of the series shall be issuable;

  (12)
  the form of such debt securities, including such legends as required by law or as we deem necessary or appropriate;

  (13)
  whether the debt securities are convertible into common shares of TBS International Limited and, if so, the terms and conditions of such conversion;

  (14)
  whether there are any authentication agents, paying agents, transfer agents or registrars with respect to the debt securities;

  (15)
  whether the debt securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee;

  (16)
  the ranking of such debt securities as senior debt securities or subordinated debt securities;

  (17)
  if other than U.S. dollars, the currency or currencies (including composite currencies or currency units) in which the debt securities may be purchased and in which payments on the debt securities will be made (which currencies may be different for payments of principal, premium or other amounts, if any, and/or interest, if any);

  (18)
  if the debt securities will be secured by any collateral, a description of the collateral and the terms and conditions of the security and realization provisions;

  (19)
  the ability, if any, to defer payments of principal, interest, or other amounts; and

  (20)
  any other specific terms or conditions of the debt securities, including any additional events of default or covenants provided for with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

        "Principal" when used herein includes any premium on any series of the debt securities.

        Unless otherwise provided in the prospectus supplement relating to any debt securities, principal and interest, if any, will be payable, and transfers of the debt securities may be registered, at the office or offices or agency we maintain for such purposes, provided that payment of interest on the debt securities will be paid at such place by check mailed to the persons entitled thereto at the addresses of such persons appearing on the security register. Interest on the debt securities will be payable on any interest payment date to the persons in whose names the debt securities are registered at the close of business on the record date for such interest payment.

        The debt securities may be issued only in fully registered form and, unless otherwise provided in the prospectus supplement relating to any debt securities, in minimum denominations of $1,000 and any integral multiple thereof. Additionally, the debt securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

        Unless otherwise provided in the prospectus supplement relating to any debt securities, the debt securities may be exchanged for an equal aggregate principal amount of debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the debt securities at an agency of the Issuer maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection therewith.

        The indentures require the annual filing by the Issuer with the trustee of a certificate as to compliance with certain covenants contained in the indentures.

        We will comply with Section 14(e) under the Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation to purchase debt securities at the option of the holders thereof. Any such obligation applicable to a series of debt securities will be described in the prospectus supplement relating thereto.

        Unless otherwise described in a prospectus supplement relating to any debt securities, there are no covenants or provisions contained in the indentures that may afford the holders of debt securities protection in the event that we enter into a highly leveraged transaction.

        The statements made hereunder relating to the indentures and the debt securities are summaries of certain provisions thereof and are qualified in their entirety by reference to all provisions of the indentures and the debt securities and the descriptions thereof, if different, in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

        The Issuer will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of subordinated debt securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

  (1)
  the indebtedness ranking senior to the debt securities being offered;

  (2)
  the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing; and

  (3)
  the provisions requiring holders of the debt securities being offered to remit some payments to the holders of senior indebtedness.

Events of Default

        Except as otherwise set forth in the prospectus supplement relating to any debt securities, an Event of Default with respect to the debt securities of any series is defined in the indentures as:

  (1)
  default in the payment of any installment of interest upon any of the debt securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days;

  (2)
  default in the payment of all or any part of the principal of any of the debt securities of such series as and when the same shall become due and payable either at maturity, upon any redemption or repurchase, by declaration or otherwise;

  (3)
  default in the performance, or breach, of any other covenant or warranty contained in the debt securities of such series or set forth in the applicable indenture (other than a covenant or warranty included in the applicable indenture solely for the benefit of one or more series of debt securities other than such series) and continuance of such default or breach for a period of 90 days after due notice by the trustee or by the holders of at least 25% in principal amount of the outstanding securities of such series; or

  (4)
  certain events of bankruptcy, insolvency or reorganization of the Issuer and, as specified in the relevant prospectus supplement, certain subsidiaries of the Issuer.

        Additional Events of Default may be added for the benefit of holders of certain series of debt securities that, if added, will be described in the prospectus supplement relating to such debt securities.

        The indentures provide that the trustee shall notify the holders of debt securities of each series of any continuing default known to the trustee that has occurred with respect to such series within 90 days after the occurrence thereof. The indentures provide that, notwithstanding the foregoing, except in the case of default in the payment of the principal of, or interest, if any, on any of the debt securities of such series, the trustee may withhold such notice if the trustee in good faith determines that the withholding of such notice is in the interests of the holders of debt securities of such series. In addition, the Issuer will be required to deliver to the trustee, within 120 days after the end of each year, a certificate indicating whether the officers signing such certificate on the Issuer's behalf know of any default with respect to the debt securities of any series that occurred during the previous year, specifying each such default and the nature thereof.

        Except as otherwise set forth in the prospectus supplement relating to any debt securities, the indentures provide that, if an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganizations of the Issuer) with respect to any series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of such series then outstanding by notice to the Issuer may declare the principal amount of all debt securities of such series and accrued and unpaid interest to be due and payable immediately, but upon certain conditions such declaration may be annulled. Any past defaults and the consequences thereof, except a default in the payment of principal of or interest, if any, on debt securities of such series, may be waived by the holders of a majority in principal amount of the debt securities of such series then outstanding.

        Subject to the provisions of the indentures relating to the duties of the trustee, in case an Event of Default with respect to any series of debt securities shall occur and be continuing, the trustee shall not be under any obligation to exercise any of the trusts or powers vested in it by the indentures at the request or direction of any of the holders of such series, unless such holders shall have offered to such trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the debt securities of each series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the applicable indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of such series; provided that the trustee may refuse to follow any direction which is in conflict with any law or such indenture and subject to certain other limitations.

        No holder of any debt security of any series will have any right by virtue or by availing of any provision of the indentures to institute any proceeding at law or in equity or in bankruptcy or otherwise with respect to the indentures or for any remedy thereunder, unless such holder shall have previously given the trustee written notice of an Event of Default with respect to debt securities of such series and unless the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series shall also have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request. However, the right of a holder of any debt security to receive payment of the principal of and interest, if any, on such debt security on or after the due dates expressed in such debt security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder.

Merger

        Each indenture provides that the Issuer may consolidate with, sell, convey or lease all or substantially all of its assets to, or amalgamate or merge with or into, any other corporation, if:

  (1)
  either (a) the Issuer is the continuing company or (b) the successor company is a Bermuda company and expressly assumes the due and punctual payment of the principal of and interest on all the debt securities outstanding under such indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of such indenture to be performed or observed by the Issuer; and

  (2)
  the Issuer or such continuing or successor company, as the case may be, is not, immediately after such amalgamation, merger, consolidation, sale, conveyance or lease, in material default in the performance or observance of any such covenant or condition.

Satisfaction and Discharge of Indentures

        The indenture with respect to any series of debt securities (except for certain specified surviving obligations, including the Issuer's obligation to pay the principal of and interest on the debt securities of such series) will be discharged and cancelled upon the satisfaction of certain conditions, including the payment of all the debt securities of such series or the deposit with the trustee under such indenture of cash or appropriate government obligations or a combination thereof sufficient for such payment or redemption in accordance with the applicable indenture and the terms of the debt securities of such series.

Modification of the Indentures

        The indentures contain provisions permitting the Issuer and the trustee thereunder, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series at the time outstanding under the applicable indenture affected thereby, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the applicable indenture or any supplemental indenture or modifying in any manner the rights of the holders of the debt securities of each such series; provided that no such supplemental indenture may:

  (1)
  extend the final maturity date of any debt security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any holder of debt securities to institute suit for payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holders of the debt securities, without the consent of the holder of each debt security so affected;

  (2)
  reduce the aforesaid percentage of debt securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all debt securities of such series so affected; or

  (3)
  reduce the amount of principal payable upon acceleration of the maturity date of any original issue discount security.

        Additional amendments requiring the consent of each holder affected thereby may be specified for the benefit of holders of certain series of debt securities and, if added, will be described in the prospectus supplement relating to such debt securities.

        Additionally, in certain circumstances prescribed in the indenture governing the relevant series of debt securities, the Issuer and the trustee may execute supplemental indentures without the consent of the holders of debt securities.

Defeasance

        The indentures provide, if such provision is made applicable to the debt securities of any series, that the Issuer may elect to terminate, and be deemed to have satisfied, all its obligations with respect to such debt securities (except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities, to compensate and indemnify the trustee and to punctually pay or cause to be paid the principal of, and interest, if any, on all debt securities of such series when due) ("defeasance") upon the deposit with the trustee, in trust for such purpose, of funds and/or government obligations which through the payment of principal and interest in accordance with their terms will provide funds in an amount sufficient to pay the principal of and premium and interest, if any, on the outstanding debt securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, the Issuer complies with certain conditions, including delivery to the trustee of an opinion of counsel confirming that, subject to customary assumptions and exclusions, the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        The prospectus supplement may further describe these or other provisions, if any, permitting defeasance with respect to the debt securities of any series.

DESCRIPTION OF SHARE CAPITAL

        The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

        We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 24154. We were incorporated on November 26, 1997 under the name TBS International Limited. On February 15, 2001, TBS International Limited amalgamated with TBS Shipping International Limited, an exempted company incorporated under the laws of Bermuda, and the amalgamated company continued under the name TBS International Limited. Our registered office is located at Commerce Building, Chancery Lane, Hamilton, HM 12, Bermuda. Our agent for service of process in the U.S. is CT Corporation, 1633 Broadway, New York, New York 10019.

Share Capital

        Our authorized share capital consists of 75,000,000 Class A common shares and 30,000,000 Class B common shares, par value US$0.01 per share, and 1,000,000 undesignated preference shares par value US$0.01 per share. There are 14,350,996 Class A common shares and 13,404,461 Class B common shares issued and outstanding and no preference shares issued and outstanding as of the date of this prospectus. All of our common shares issued and outstanding prior to completion of this offering are fully paid.

        Pursuant to our bye-laws, subject to the requirements of the NASDAQ National Market and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

        Our Class A common shares and Class B common shares are identical in respect of the right to dividends and surplus assets on liquidation. The holders of Class A common shares will be entitled to one vote for each Class A common share on all matters submitted to a vote of holders of common shares while holders of Class B common shares will be entitled to one half of a vote for each Class B common share. The holders of Class A common shares may convert their Class A common shares into Class B common shares, and the holders of Class B common shares may convert their Class B common shares into Class A common shares, at any time, and the Class B common shares will automatically convert into Class A common shares upon transfer to any person other than another holder of Class B common shares, in each case as long as the conversion does not cause International to become a controlled foreign corporation or cause one or more 5% shareholders (as defined in the bye-laws) to own 50% or more of the value of the Class A common shares. If at any time our board of directors determines that it is necessary or advisable for Class B common shares to be converted into Class A common shares to prevent International from becoming a controlled foreign corporation for U.S. federal income tax purposes or cause one or more 5% shareholders (as defined in the bye-laws) to own 50% or more of the value of the Class A common shares, the board may convert any or all of the Class B common shares into Class A common shares. Our bye-laws provide that any holder of Class A common shares who becomes a 5% Shareholder (as defined in our bye-laws) must notify us as soon as practicable. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast by Class A and Class B shareholders, voting together as a single class, at a meeting at which a quorum is present.

        In the event of our liquidation, dissolution or winding up, the holders of Class A and Class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

        Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control over us.

Dividend Rights

        Our board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. Under our bye-laws, each Class A and Class B common share is entitled to dividends equally if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our Class A and Class B common shares.

Variation of Rights

        The rights attaching to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Meetings of Shareholders

        Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the president, the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least 21 days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting or in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares.

Access to Books and Records and Dissemination of Information

        The shareholders of a Bermuda company have the right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders and members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

        Our bye-laws provide that our board shall consist of not fewer than five nor more than 11 directors, and our board of directors currently consists of eight directors. At least a majority of our directors must be independent, as defined in Rule 10A-3(b)(i) under the Exchange Act.

        A director may be removed by the shareholders, provided notice of any shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Amendment of Memorandum of Association and Bye-laws

        Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of certain bye-laws, such as the bye-laws relating to approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and the holders of shares carrying at least 66% of the votes attaching to all shares in issue.

Registrar or Transfer Agent

        A register of holders of the common shares will be maintained by Windcrest Management Limited in Bermuda, and a branch register will be maintained in the U.S. by American Stock Transfer & Trust Company, who will serve as branch registrar and transfer agent.

Certain Provisions of Bermuda Law

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

        We have obtained the Bermuda Monetary Authority's consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NASDAQ National Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        This prospectus may be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

        In accordance with Bermuda law, share certificates are issued only in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates, at the request of the shareholder, may record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

DESCRIPTION OF DEPOSITARY SHARES

        We may, at our option, elect to offer fractional preference shares, or "depositary shares," rather than full preference shares. In that event, we will issue receipts for depositary shares, and each receipt will represent a fraction of a share of a particular series of preference shares as described in the applicable prospectus supplement.

        The shares of any series of preference shares represented by depositary shares will be deposited under a deposit agreement to be entered into between us and the depositary named in the applicable prospectus supplement. The deposit agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preference shares, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be described in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC. You should carefully read the deposit agreement and the depositary receipt attached to the deposit agreement for a more complete description of the terms of the depositary shares.

        If any series of preference shares underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the preference shares being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

        Whenever we redeem or convert preference shares held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary preference shares to be redeemed or converted. The depositary will redeem or convert the depositary shares from the proceeds it receives from the corresponding redemption or conversion of the applicable series of preference shares. The redemption or conversion price per depositary share will be equal to the applicable fraction of the redemption or conversion price per share on the applicable series of preference shares. If less than all the depositary shares are to be redeemed or converted, the depositary will select which shares are to be redeemed or converted by lot on a pro rata basis or by any other equitable method as the depositary may decide.

        After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

        We will pay all fees, charges and expenses of the depositary, including the initial deposit of preference shares and any redemption of the preference shares. Holders of depositary shares will pay taxes and any other charges as are stated in the deposit agreement for their accounts.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of debt securities, equity securities or securities of third parties, including any of our affiliates, or other rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities. We may offer warrants separately or together with any other securities in the form of units, as described in the applicable prospectus supplement. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in a prospectus supplement.

        We will issue warrants under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent, in one or more series, which will be described in a prospectus supplement for the warrants. You should review the detailed provisions of the relevant warrant agreement to be filed with the SEC in connection with the offering of specific warrants for a full description and for other information regarding the warrants.

SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the selling shareholders' beneficial ownership of our common shares as of the date of this prospectus. The table assumes that each selling stockholder sells the maximum number of shares offered pursuant to this offering, but these shareholders may sell none, all or a portion of the shares that they hold.

        Percentage of beneficial ownership prior to the offering is based on a total of 14,350,996 Class A common shares and 13,404,461 Class B common shares issued and outstanding on the date of this prospectus. Percentage of beneficial ownership after the offering is based on the number of shares issued and outstanding on the date of this prospectus, adjusted for expected conversions of Class B shares into Class A shares.

        Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the common shares beneficially owned by the shareholder and has the same address: c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, New York, 10710.

	Shares Beneficially Owned Prior to Offering				Maximum Number of Shares Offered	Shares Beneficially Owned After the Offering
	Class A	%	Class B	%	Class A	Class A	%	Class	%
Executive officers and directors:
James W. Bayley(1)	467,939	3.3%	796,268	5.9%	140,000	327,939	1.8%	796,268	6.5%
Lawrence A. Blatte(2)	110,240	0.8%	262,492	2.0%	35,000	110,240	0.6%	227,492	1.8%
Ferdinand V. Lepere	50,000	0.3%	—	—	35,000	15,000	0.1%	—	—
Gregg L. McNelis(3)	329,142	2.3%	1,447,153	10.8%	210,000	329,142	1.8%	1,237,153	10.1%
Joseph E. Royce(4)	1,446,208	10.1%	3,412,545	25.5%	402,500	1,446,208	7.8%	3,010,045	24.4%
Other selling shareholders:
Barbara H. Blatte(5)	110,241	0.8%	262,491	2.0%	35,000	110,241	0.6%	227,491	1.8%
David C. Blatte	162,404	1.1%	412,440	3.1%	35,000	127,404	0.7%	412,440	3.3%
Blatte Grandchildren Trust 1999	43,347	0.3%	84,000	0.6%	—	43,347	0.2%	84,000	0.7%
Amy Blatte Braunstein	162,404	1.1%	412,440	3.1%	35,000	127,404	0.7%	412,440	3.3%
Brandon McNelis 2004 Irrevocable Trust	43,347	0.3%	84,000	0.6%	—	43,347	0.2%	84,000	0.7%
Diana McNelis 2004 Irrevocable Trust	43,347	0.3%	84,000	0.6%	—	43,347	0.2%	84,000	0.7%
Gregg L. McNelis Jr. Irrevocable Trust	43,347	0.3%	84,000	0.6%	—	43,347	0.2%	84,000	0.7%
Susanne E. McNelis(6)	178,432	1.2%	713,000	5.3%	—	178,432	1.0%	713,000	5.8%
Alkiviades N. Meimaris	349,600	2.4%	609,888	4.5%	70,000	279,600	1.5%	609,888	5.0%
Elaine M. Royce(7)	1,446,208	10.1%	3,412,544	25.5%	402,500	1,446,208	7.8%	3,010,044	24.4%
Treetops Holdings LLC(8)	684,890	4.8%	1,327,200	9.9%	—	684,890	3.7%	1,327,200	10.8%

(1)
Includes 467,939 Class A common shares and 796,268 Class B common shares owned by Standcrown Limited.

(2)
Includes 104,034 Class A common shares owned by the Lawrence A. Blatte 2005 Qualified GRAT, 71,227 Class B common shares owned by the Lawrence A. Blatte 2005 Qualified GRAT and 103,373 Class B common shares owned by the Lawrence A. Blatte 2006 Qualified GRAT. Up to 35,000 Class B common shares will be converted to Class A common shares prior to being offered hereby.

(3)
Includes 178,432 Class A common shares owned by the Gregg L. McNelis 2005 Qualified GRAT, 332,745 Class B common shares owned by the Gregg L. McNelis 2005 Qualified GRAT and 380,255 Class B common shares owned by the Gregg L. McNelis 2006 Qualified GRAT. Up to 210,000 Class B common shares will be converted to Class A common shares prior to being offered hereby.

(4)
Includes 1,446,208 Class A common shares owned by the Joseph E. Royce 2005 Qualified GRAT, 976,469 Class B common shares owned by the Joseph E. Royce 2005 Qualified GRAT and 1,826,038 Class B common shares owned by the Joseph E. Royce 2006 Qualified GRAT. Up to 402,500 Class B common shares will be converted to Class A common shares prior to being offered hereby.

(5)
Includes 104,034 Class A common shares owned by the Barbara H. Blatte 2005 Qualified GRAT, 71,227 Class B common shares owned by the Barbara H. Blatte 2005 Qualified GRAT and 130,373 Class B common shares owned by the Barbara H. Blatte 2006 Qualified GRAT. Up to 35,000 Class B common shares will be converted to Class A common shares prior to being offered hereby.

(6)
Includes 178,432 Class A common shares owned by the Susanne E. McNelis 2005 Qualified GRAT, 332,745 Class B common shares owned by the Susanne E. McNelis 2005 Qualified GRAT and 380,255 Class B common shares owned by the Susanne E. McNelis 2006 Qualified GRAT.

(7)
Includes 1,446,208 Class A common shares owned by the Elaine M. Royce 2005 Qualified GRAT, 976,469 Class B common shares owned by the Elaine M. Royce 2005 Qualified GRAT and 1,826,038 Class B common shares owned by the Elaine M. Royce 2006 Qualified GRAT. Up to 402,500 Class B common shares will be converted to Class A common shares prior to being offered hereby.

(8)
Includes 684,890 Class A common shares and 1,327,200 Class B common shares owned by the Treetops Holdings LLC. Treetops is jointly owned by the Jeanine Royce 1997 Trust and the Laura Royce 1997 Trust. Ms. Elaine M. Royce is a co-trustee of each of the Royce Trusts and has sole investment powers over the shares owned by the Royce 1997 Trusts. Ms.

  Royce disclaims beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts and the shares held by Treetops. Ms. DeMakes is a co-trustee of each of the Royce Trusts and has voting power, but not investment powers, over the shares they indirectly own through Treetops. Ms. DeMakes is also manager of Treetops. Ms. DeMakes disclaims beneficial ownership of the shares indirectly owned by the Royce 1997 Trusts and the shares held by Treetops.

PLAN OF DISTRIBUTION

        We may sell the offered securities (a) through agents, (b) through underwriters or dealers, (c) directly to one or more purchasers or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

        In connection with any particular offering pursuant to this shelf registration statement, an underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.

  •
  Over-allotment involves sales by an underwriter of shares in excess of the number of shares an underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        In connection with NASD guidelines, the maximum compensation to the underwriters in connection with the sale of securities pursuant to this prospectus and any accompanying prospectus supplement will not exceed 8% of the total offering price to the public of such securities as set forth on the cover page of each prospectus supplement.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement accompanying this prospectus, Gibson, Dunn & Crutcher LLP, New York, New York, will provide opinions regarding the authorization and validity of the securities with respect to New York law and Conyers Dill & Pearman, Hamilton, Bermuda, will provide opinions regarding authorization and validity of the securities with respect to Bermuda law. Any underwriters may also be represented by their own counsel and that counsel will be named in the prospectus supplement.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Multipurpose tweendecker carrying coils.

TC55

Multipurpose tweendecker carrying construction equipment.

Loading fertilizer.

3,400,000 Shares

Class A Common Shares

Prospectus Supplement

Jefferies & Company	Banc of America Securities LLC

Dahlman Rose & Company

May 21, 2008

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